     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 22, 2000


                                                      REGISTRATION NO. 333-31896

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   AMENDMENT

                                     NO. 2


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           C-CUBE SEMICONDUCTOR INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3577                            77-0192108
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                              1778 MCCARTHY BLVD.
                           MILPITAS, CALIFORNIA 95035
                                 (408) 490-8000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              ALEXANDRE BALKANSKI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            C-CUBE MICROSYSTEMS INC.
                              1778 MCCARTHY BLVD.
                           MILPITAS, CALIFORNIA 95035
                                 (408) 490-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                             LARRY W. SONSINI, ESQ.
                            STEVE L. CAMAHORT, ESQ.
                              KELLY S. BOYD, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300
                            ------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


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                   47,000,000 Shares of C-Cube Semiconductor

                       Common Stock are being distributed
                   to the Stockholders of C-Cube Microsystems

                                  C-CUBE LOGO

                               ------------------

     Prior to this offering, there has been no public market for C-Cube Semiconductor's common stock. C-Cube Semiconductor has applied to have the C-Cube Semiconductor common stock included for quotation on The Nasdaq Stock Market's National Market under the symbol "CUBE."

     Neither C-Cube Microsystems nor C-Cube Semiconductor will receive any proceeds from this offering.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     Delivery of the shares of common stock will be made on or about May 2, 2000.



                 The date of this prospectus is March 22, 2000.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    3
Risk Factors................................................    5
Forward-Looking Statements..................................   11
The Distribution............................................   12
Pro Forma Capitalization....................................   13
Reasons for the Distribution................................   14
Business....................................................   16
Where You Can Find More Information.........................   30
Selected Financial Data.....................................   31
Management's Discussion and Analysis........................   32
Unaudited Pro Forma Financial Statements....................   42
Unaudited Pro Forma Condensed Consolidated Balance Sheet....   43
Management..................................................   49
Executive Compensation and Other Matters....................   52
Stock Ownership of Certain Beneficial Owners and
  Management................................................   55
Arrangements Between C-Cube Microsystems and
  Semiconductor.............................................   57
Descriptions of Employee Benefits Plans.....................   63
Certain Relationships and Related Transactions..............   66
Material Federal Income Tax Considerations..................   68
Description of Semiconductor's Capital Stock................   71
Dividend Policy.............................................   72
Indemnification of Directors and Officers...................   73
Transfer Agent and Registrar................................   73
Legal Matters...............................................   73
Experts.....................................................   73
Index to Financial Statements...............................  F-1

     You should rely only on the information contained in this regarding the distribution. Semiconductor has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Semiconductor is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Semiconductor's business, financial condition, results of operations and prospects may have changed since that date.

                                    SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. To better understand the distribution and Semiconductor, you should read the entire prospectus carefully, including the risk factors and financial statements.

                      WHY THIS PROSPECTUS WAS SENT TO YOU


     This prospectus is being delivered by C-Cube Microsystems Inc. to you because you were an owner of C-Cube Microsystems common stock on April 25, 2000. This entitles you to receive a distribution of one share of the common stock of a new company, C-Cube Semiconductor Inc. or Semiconductor, a Delaware corporation, for each share of C-Cube Microsystems common stock owned by you on April 25, 2000. Although no action is required on your part to cause this to happen and you do not have to pay cash or other consideration to receive these shares, the distribution of these shares to you will have certain tax and other consequences, so please read the information in this document carefully. You do not need to surrender shares of C-Cube Microsystems common stock to receive Semiconductor common stock in the distribution. The number of shares of C-Cube Microsystems common stock you own will not change as a result of the distribution.


     Semiconductor was formed in conjunction with C-Cube Microsystems' merger with Harmonic Inc. This prospectus describes the business of Semiconductor, the relationship between C-Cube Microsystems and Semiconductor, how this transaction benefits C-Cube Microsystems and its stockholders and provides other information to assist you in evaluating the benefits and risks of holding or disposing of your shares of Semiconductor common stock.

                           BUSINESS OF SEMICONDUCTOR

     Semiconductor designs, develops, has manufactured and sells semiconductors, software and systems for digital video applications. As a major supplier of such products, Semiconductor has played a role in enabling the growth of digital video. Semiconductor is focused on working with its original equipment manufacturer customers to enable key applications in its consumer and communications target markets. In the consumer market, it is focused on playback and recordable video compact disc and digital video disc as well as digital VHS players. The communications market targets interactive set-top boxes, broadcast encoders, which compress data into a more compact form making the data easier to store and transmit, and other emerging appliances. Users of these products will be able to record hours of digital video disc-quality video obtained from any video source, whether television, video cassette recorder, digital video camcorder or analog camcorder. Once they have recorded the video, they will be able to edit and play back the video on standard personal computers and store the resulting video to digital video disc, web pages, e-mail, recordable compact disc or personal computer hard-disk drives.

           RELATIONSHIP BETWEEN C-CUBE MICROSYSTEMS AND SEMICONDUCTOR

     All Semiconductor common stock is being distributed to the C-Cube Microsystems stockholders as described in this prospectus. C-Cube Microsystems will have no ownership interest in Semiconductor after the distribution. Semiconductor's board of directors will consist of five to seven directors. At the outset, all of the Semiconductor directors, with the exception of Semiconductor's new Chief Executive Officer, will be former directors of C-Cube Microsystems.

     Upon consideration of the proposed merger of C-Cube Microsystems and Harmonic, Harmonic will succeed to all obligations of C-Cube Microsystems.

                          REASONS FOR THE DISTRIBUTION

     The merger agreement with Harmonic contemplates the sale or distribution of Semiconductor immediately prior to and in connection with the merger. After thorough consideration, the board of directors of C-Cube Microsystems determined that a distribution of shares of Semiconductor was in the best interest of the stockholders of C-Cube Microsystems. The C-Cube Microsystems board of directors considered a number of factors in determining to recommend approval of the spin-off of Semiconductor.

                                THE DISTRIBUTION


     Each C-Cube Microsystems stockholder will receive one share of Semiconductor common stock for every share of C-Cube Microsystems common stock held.


     Distribution and Transfer Information. Boston EquiServe, L.P. will act as the distribution and transfer agent for the distribution. The distribution agent will mail stock certificates beginning on or about the distribution date.


     Record Date, Distribution Date. The record date for the distribution will be the close of business on April 25, 2000.


     No Fractional Shares. No fractional shares of Semiconductor common stock will be distributed. Fractional shares of Semiconductor common stock will be aggregated and sold by Boston EquiServe to provide cash to holders in lieu of such fractional shares.

     Trading Market. Semiconductor has applied to have the Semiconductor common stock included for quotation on the Nasdaq National Market under the symbol "CUBE."

                       TAX TREATMENT OF THE DISTRIBUTION

     We have been advised by Ernst & Young LLP that in their opinion, the distribution will qualify as a tax-free distribution to C-Cube Microsystems stockholders, although C-Cube Microsystems itself will recognize substantial gain in connection with the distribution as a result of Section 355(e) of the Internal Revenue Code because it is undertaken as part of the same plan as the Harmonic merger, which will result in a change of control of C-Cube Microsystems, and also as a result of certain internal restructuring transactions undertaken prior to the distribution of the Semiconductor stock. This opinion is based on certain representations by C-Cube Microsystems and Semiconductor and is subject to certain limitations and qualifications, however, and you are urged to read the information set forth under the caption "Material Federal Income Tax Considerations". This opinion does not preclude the Internal Revenue Service from successfully asserting that the distribution is taxable to our stockholders. Accordingly, please consult your tax advisor with respect to the tax consequences of the distribution to you.

                                INVESTOR CONTACT

     Semiconductor and C-Cube Microsystems stockholders with questions about the distribution should contact Walt Walczykowski, Chief Financial Officer, at C-Cube Microsystems' principal executive offices at 1778 McCarthy Boulevard, Milpitas, California 95035; telephone (408) 490-8000. This contact information will remain the same after the distribution.

                                  RISK FACTORS

     You should carefully consider the risks described below when evaluating your ownership of Semiconductor common stock. The risks and uncertainties described below are not the only ones Semiconductor faces. Additional risks and uncertainties Semiconductor is presently not aware of or that it currently considers immaterial may also impair Semiconductor's business operations.

C-CUBE MICROSYSTEMS OPERATED SOLELY AS A SEMICONDUCTOR BUSINESS UNTIL 1996, WHEN IT ACQUIRED THE DIVICOM BUSINESS. SEMICONDUCTOR MAY INCUR LOSSES AS A RESULT OF OPERATING SOLELY AS A SEMICONDUCTOR BUSINESS AGAIN.

     Since acquiring the DiviCom business in 1996, C-Cube Microsystems operations have consisted of the semiconductor business and the DivCom systems business. Semiconductor alone cannot be sure that its operating results will not be adversely affected by the loss of one or more of the following attributes. The acquisition has allowed C-Cube Microsystems, among other things:

     - The ability to leverage the DiviCom business's expertise in areas related to C-Cube Microsystems' core competency in digital video compression;

     - Increased sales of C-Cube Microsystems products for set-top boxes and an increased understanding of customer systems requirements;

     - The opportunity to jointly develop various communications products;

     - The ability to combine the expertise of the two businesses to serve the digital video networking market;

     - The ability to more effectively enable and cost reduce end-to-end video networking solutions;

     - The added benefit of a larger market capitalization due to the addition of a systems business to a stand-alone semiconductor business; and

     - The added diversification of serving the digital video, semiconductor and communications systems markets.

     It is possible that since Semiconductor will not be able to provide a complete broadcast/set-top solution as it was able to do with the additional DiviCom products, these customers will seek to find a complete solution elsewhere. Any loss of the benefits provided by the combination with the DiviCom business could seriously harm Semiconductor's operating results which would negatively affect the value of your investment.

SEMICONDUCTOR'S OPERATING RESULTS HAVE VARIED SIGNIFICANTLY IN THE PAST AND ARE LIKELY TO VARY SIGNIFICANTLY IN THE FUTURE. SEMICONDUCTOR'S STOCK PRICE MAY DECLINE IF IT FAILS TO MEET THE EXPECTATIONS OF ANALYSTS AND INVESTORS.

     Semiconductor's quarterly and annual operating results have been and will likely continue to be affected by a wide variety of factors that could have a negative effect on revenue and profitability. Factors that have negatively affected Semiconductor's operating results in the past include:

     - Availability, cost and manufacturing yield of raw materials, chip manufacturing capacity, assembly capacity, packages and test capacity from our vendors;

     - Competitive products and pressures on average selling prices on products supplied by Semiconductor;

     - Loss of strategic relationships in Semiconductor's markets;

     - Delay in the emergence of new markets in which Semiconductor products are used;

     - The level of expenditures for research and development, sales, administration and marketing needed to be successful in Semiconductor's markets; and

     - The level of orders which are received and can be shipped in any given quarter.

     In the future, Semiconductor's operating results could again be affected by one or more of these factors or a wide variety of other factors that have not had an adverse effect on Semiconductor in the past.

     Further, a significant portion of Semiconductor's expenses is fixed and the timing of increases in expenses is based in large part on its forecast of future revenue. As a result, if revenue does not meet Semiconductor's expectations, it may be unable to quickly adjust expenses to levels appropriate to actual revenue. Any of the above factors could have an adverse effect on its operating results.

IF SYSTEMS MANUFACTURERS DO NOT ACCEPT SEMICONDUCTOR'S PRODUCTS OR IF NEW MARKETS FOR ITS PRODUCTS DO NOT EMERGE, SEMICONDUCTOR'S PRODUCTS COULD BECOME OBSOLETE AND UNMARKETABLE OR REQUIRE SEMICONDUCTOR TO REDESIGN ITS PRODUCTS, WHICH COULD BE COSTLY AND TIME-CONSUMING.

     To date, Semiconductor has derived substantially all of its product revenue from:

     - sales of products for video playback and karaoke;

     - video cards for computers and direct broadcast satellite applications;

     - sales of products for development;

     - trials and early deployment of broadcast; and

     - other applications that are not yet commercially available or are not yet in volume production.

If Semiconductor is unable to generate increased revenue from new opportunities for digital video compression in the consumer electronics, computer and communications markets or if systems manufacturers do no accept Semiconductor's products, its results of operation would be harmed. Some of the potential new markets for the compression of digital video into a more compact form, which provides significant storage and transmission efficiencies, would require extensive communications infrastructures that are not yet in place and that would likely be expensive and heavily regulated by governmental entities. These new markets may never materialize or they might not materialize for some time.

IF CHIP SUPPLIERS AND SUBCONTRACTORS ON WHICH SEMICONDUCTOR DEPENDS DO NOT PERFORM, SEMICONDUCTOR WILL NOT BE ABLE TO FILL ORDERS FOR ITS PRODUCTS.

     All of Semiconductor's products are currently manufactured to its specifications by independent chip manufacturers called foundries, and assembly, test and packaging are subcontracted to third parties. If these chip suppliers on which Semiconductor depends are unable to provide Semiconductor with the chips it needs to fill orders for its products, Semiconductor's results of operations could suffer. Although Semiconductor primarily uses three foundries to manufacture its products, the majority of its products are produced by only one of the foundries and is therefore dependent on a single foundry for many of its products. This dependence on single foundries subjects Semiconductor to risks associated with an interruption in supply from any such foundry.

     Furthermore, Semiconductor obtains semiconductor chip manufacturing capacity through forecasts that are generated many months in advance of expected delivery dates and are binding. Semiconductor's ability to obtain the capacity necessary to meet the future demand for its products is based on its ability to accurately forecast such future demand. If Semiconductor fails to accurately forecast future demand, it may be unable to timely obtain an adequate supply of chips necessary to manufacture the number of products required to satisfy the actual demand.

COMPETITION IN THE SEMICONDUCTOR INDUSTRY IS INTENSE. IF SEMICONDUCTOR IS UNABLE TO COMPETE EFFECTIVELY, THE DEMAND FOR, AND/OR THE PRICES OF, OUR PRODUCTS MAY DECLINE.

     The market for Semiconductor's products is intensely competitive and characterized by declining average selling prices and rapid technological change. Though C-Cube Microsystems has always faced competition, Semiconductor may be less able to react quickly to competitive threats without the added benefits of joint research and development and more financial stability that it enjoyed through its combination with DiviCom. Semiconductor will continue to compete with its principal competitors including:

     - Philips,

     - ST-Microelectronics,

     - ESS Technology,

     - Sony,

     - NEC,

     - Matsushita Electric Industrial Company,

     - Zoran, and

     - IBM Microelectronics.

SEMICONDUCTOR DERIVES MUCH OF ITS PRODUCT REVENUE FROM SALES TO EMERGING GLOBAL MARKETS. WITHOUT THE DIVICOM BUSINESS DIVERSIFICATION, ITS BUSINESS MIGHT BE MORE SUSCEPTIBLE TO FLUCTUATIONS IN EMERGING MARKET ECONOMIES.

     To date, Semiconductor has derived a substantial portion of its revenue from sales of its video compact disc products in China. Without DiviCom's growth in sales to Europe and the United States, Semiconductor's sales growth is less geographically diversified which may limit its ability to offset the effect of downturns in emerging global markets on its results of operations which might have a negative effect on Semiconductor's results of operations. Semiconductor expects that revenue from video compact disc products will decrease as a percentage of total revenue, but continue to account for a significant portion of its product revenue in 2000.

THE SPIN-OFF OF SEMICONDUCTOR WILL CAUSE SUBSTANTIAL CORPORATE TAX, AND THE IRS MAY SUCCESSFULLY LATER ASSERT THAT THIS CORPORATE TAX LIABILITY IS HIGHER THAN ORIGINALLY CALCULATED. SEMICONDUCTOR MAY NEED TO RAISE ADDITIONAL FUNDS TO PAY ITS TAX OBLIGATIONS IF THOSE OBLIGATIONS ARE HIGHER THAN ANTICIPATED.

     The spin-off will be taxable to C-Cube Microsystems as a result of Section 355(e) of the Internal Revenue Code because it is undertaken as part of the same plan as the Harmonic merger, which will result in a change of control of C-Cube Microsystems, and also as a result of certain internal restructuring transactions undertaken prior to the distribution of the Semiconductor stock. Accordingly, C-Cube Microsystems will incur a substantial corporate-level tax in connection with the distribution, which Semiconductor has agreed to pay. If these tax liabilities are significantly higher than anticipated, Semiconductor may be forced to incur debt or issue equity to pay its liabilities, and Semiconductor does not know for sure that these sources of funding will be available. C-Cube Microsystems will recognize a taxable gain approximately equal to the difference between the fair market value of Semiconductor on the date of distribution, minus our aggregate basis in the assets (net of liabilities) that we will transfer to Semiconductor before the spin-off, minus certain expenses related to the transaction. C-Cube Microsystems has estimated, based on certain assumptions, including an assumed fair market value of $975 million for the stock of the spun-off semiconductor business, that this tax liability will be approximately $203 million. The actual tax liability may differ significantly from the estimate based on the facts and circumstances existing at the time of the distribution. For example, the value of the stock of the spun-off semiconductor business will likely fluctuate and if such value at the time of the distribution exceeds the assumed value, the actual tax liability likely will exceed the estimated tax liability.

     Semiconductor will retain, and transfer to Harmonic, cash reserves in an amount estimated to be sufficient to pay this corporate tax liability and taxes attributable to our pre-closing operations. In addition, Semiconductor has agreed to indemnify and hold Harmonic harmless from and against these tax liabilities to the extent they relate to our semiconductor business, including the spin-off and related transactions, and exceed the retained cash reserve set aside for the payment of taxes. Under Semiconductor's tax sharing agreement with Harmonic, Semiconductor will be liable for any increase in corporate tax liability attributable to the Semiconductor business or the spin-off and related transactions (plus certain related costs) that results, for example, from an IRS audit. An increase in this tax liability could force Semiconductor to incur debt which, in turn, could negatively impact Semiconductor's financial position and future results of operations and or to issue equity, which could dilute your interest in Semiconductor.

IN THE EVENT THE DISTRIBUTION OF SEMICONDUCTOR STOCK TO YOU IS TREATED AS A TAXABLE DISTRIBUTION, YOU MAY BE TREATED AS RECEIVING TAXABLE CAPITAL GAINS OR TAXABLE ORDINARY INCOME.


     Although the completion of the distribution is not contingent on the receipt of a tax opinion regarding the distribution, Semiconductor has been advised by Ernst & Young LLP that in their opinion the distribution of Semiconductor stock to you will be treated as a tax-free distribution, except to the extent of your receipt of cash instead of fractional shares. This opinion is subject to certain limitations and qualifications and is based on representations made by Semiconductor and C-Cube Microsystems. This opinion represents only the best judgment of Ernst & Young LLP and is not binding on the IRS or the courts. The IRS is not precluded from successfully asserting a contrary interpretation. In addition, subsequent authorities could result in the Ernst & Young opinion being incorrect. Thus, it is possible that the distribution will be treated as taxable capital gain or as taxable ordinary income up to the value of the stock distributed.


SEMICONDUCTOR MAY EXPERIENCE DIFFICULTY ATTRACTING AND RETAINING QUALITY EMPLOYEES WHICH MAY HURT ITS ABILITY TO OPERATE ITS BUSINESS EFFECTIVELY.

     The ability of Semiconductor to maintain its competitive technological position will depend, in large part, on its ability to attract and retain highly qualified technical and managerial personnel. The combination of Semiconductor with the DiviCom business has resulted in faster growth and greater scale for C-Cube Microsystems. After the distribution, without these benefits of a combined business, Semiconductor may not experience the same success attracting quality employees. Competition for qualified personnel is intense, especially in Silicon Valley where Semiconductor's headquarters is located, and there is a risk that some key employees will depart as a result of the distribution. In addition, the announcement of the proposed distribution may impede Semiconductor's ability to attract new employees. Lack of success in attracting qualified employees could lead to lower than expected operating results, delays in the introduction of new products and a negative effect on Semiconductor's ability to support customers.

SEASONAL TRENDS MAY CAUSE SEMICONDUCTOR'S QUARTERLY OPERATING RESULTS TO FLUCTUATE, WHICH MAY ADVERSELY AFFECT THE MARKET PRICE OF ITS COMMON STOCK.

     A significant portion of our sales revenue comes from the consumer and communications markets, both of which are characterized by seasonal sales. Both markets tend to experience higher sales in the third and fourth calendar quarters due to holiday purchases by system manufacturers and relatively less strong sales in the first and second calendar quarters. Though seasonality affects Semiconductor less and less due to diversified product lines, seasonal trends may still cause its operating results to fluctuate which may have an adverse effect on Semiconductor's stock price.

IF SEMICONDUCTOR IS UNABLE TO ADEQUATELY PROTECT ITS INTELLECTUAL PROPERTY, THIRD PARTIES COULD USE ITS INTELLECTUAL PROPERTY WITHOUT ITS CONSENT.

     Semiconductor's products are primarily based on technology that was developed internally which it protects through a combination of patents, copyrights and trade secret law, confidentiality procedures and licensing arrangements. Semiconductor's operating results depend, in part, on its ability to protect its technology. Unauthorized parties may attempt to obtain and use Semiconductor's proprietary information which might negatively affect the value of its stock. Policing unauthorized use of its proprietary information is difficult, and Semiconductor does not know whether the steps it has taken will prevent misappropriation, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in the United States. For a further discussion of its intellectual property, please see "Business -- Intellectual Property Rights".

ECONOMIC, POLITICAL AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS COULD ADVERSELY AFFECT SEMICONDUCTOR'S SALES.

     International revenue has accounted for a significant portion of Semiconductor's net revenue in the past, and Semiconductor believes that international revenue will continue to account for a significant portion of net revenue. Semiconductor's success will depend in part upon its ability to manage international marketing and sales operations and manufacturing relationships. Semiconductor's international manufacturing and sales are subject to risks inherent in international transactions. For example, China is a substantial market for consumer electronics products. As a result, any political or economic instability in China could significantly reduce demand for products from certain of Semiconductor's major customers. Another example is the earthquake in Taiwan during the third quarter of 1999. The earthquake only caused minimal damage at the chip manufacturing facilities used by Semiconductor, but chip production capacity in the near future is anticipated to be tight. Factors such as these or any number of other factors specific to international transactions could have a material and adverse effect on Semiconductor's international sales and operations, which, in turn, could adversely affect its overall business, operating results and financial condition.

THERE HAS NEVER BEEN A TRADING MARKET FOR SEMICONDUCTOR COMMON STOCK WHICH MAY CAUSE THE STOCK PRICE TO BE VOLATILE. THIS VOLATILITY MIGHT KEEP YOU FROM RESELLING YOUR SHARES AT OR ABOVE THE PRICE ON THE DISTRIBUTION DATE.

     Prior to the distribution, there has been no public market for Semiconductor common stock. In addition, Semiconductor has made no formal presentations to potential investors in anticipation of the distribution. Semiconductor believes the initial trading volume in Semiconductor common stock will be moderate as investors assess Semiconductor's progress as a public, stand-alone company.

     In addition, Semiconductor common stock may be followed by few, if any, market analysts and there may be few institutions acting as market makers for the common stock. Furthermore, broad market and industry fluctuations may adversely affect the trading price of the common stock, regardless of Semiconductor's actual operating performance. Any of these factors could adversely affect the liquidity and trading price of the Semiconductor common stock.

SEMICONDUCTOR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF ITS RESULTS AS A SEPARATE COMPANY.

     The historical financial information of Semiconductor is shown in the unaudited pro-forma financial statements beginning on page 48 and does not necessarily reflect what Semiconductor's financial position, results of operations and cash flows would have been had it been a separate, stand-alone entity during the periods presented. In addition, the historical information is not necessarily indicative of what its results of operations, financial position and cash flows will be in the future. Semiconductor has not made adjustments to reflect many significant changes that will occur in its cost structure, funding and operations as a result of its separation from C-Cube Microsystems, including changes in its employee base, changes in its legal structure, increased costs associated with reduced economies of scale, increased marketing expenses related to establishing a new brand identity and increased costs associated with being a public, stand-alone company.

     For additional information, see "Unaudited Pro Forma Condensed Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Semiconductor's historical consolidated financial statements and notes thereto.

SEMICONDUCTOR CURRENTLY USES C-CUBE MICROSYSTEMS' INFORMATION SYSTEMS, SOME OF WHICH REQUIRE C-CUBE MICROSYSTEMS TO TRANSFER LICENSES TO SEMICONDUCTOR OR TO BE MODIFIED TO SUPPORT SEMICONDUCTOR'S BUSINESS AS A STAND-ALONE ENTITY.

     Semiconductor currently uses C-Cube Microsystems' systems to support its operations, including systems to manage inventory, order processing, human resources, shipping, accounting, telecommunications and computer networking. Any failure or significant downtime in C-Cube Microsystems' or Semiconductor's own information systems could prevent Semiconductor from taking customer orders, shipping products or billing customers and could harm its business. Many of the systems Semiconductor currently uses are proprietary to C-Cube Microsystems and are very complex. These systems have been modified, and are in the process of being further modified, to enable Semiconductor to separately track items related to its business. These modifications, however, may result in unexpected system failures or the loss or corruption of data.

     In addition, C-Cube Microsystems' and Semiconductor's information systems require the services of employees with extensive knowledge of these information systems and the business environment in which it operates. If Semiconductor fails to attract and retain the highly skilled personnel required to implement, maintain, and operate its information systems, Semiconductor's business could suffer.

SEMICONDUCTOR MUST OBTAIN ASSIGNMENT OF ALL MATERIAL CONTRACTS IT WILL ASSUME FROM C-CUBE MICROSYSTEMS. SOME OF THE PARTIES TO THESE MAJOR CONTRACTS MAY NOT CONSENT TO THE ASSIGNMENT AT ALL OR WITHOUT ADVERSE CHANGES TO THE EXISTING COSTS TERMS AND CONDITIONS.

     Because Semiconductor is a newly-formed entity, all of the contracts under which it will operate must be either assigned from C-Cube Microsystems or newly entered into. The parties to these existing contracts may not be willing to assign them to Semiconductor at all or they may only be willing to assign them on terms less favorable than those currently in effect with C-Cube Microsystems. If any of the parties to these contracts are unwilling to assign them on favorable terms, Semiconductor's results of operations could be adversely affected.

SEMICONDUCTOR'S OPERATING RESULTS WOULD SUFFER IF IT WERE FORCED TO DEFEND AGAINST A PROTRACTED INFRINGEMENT CLAIM OR IF A THIRD PARTY WERE AWARDED SIGNIFICANT DAMAGES.

     There is a substantial risk of litigation regarding intellectual property rights in the semiconductor industry. A successful claim of patent or other technology infringement against it and its failure or inability to license the infringed or similar technology could harm Semiconductor's business. Any claims, with or without merit, could:

     - Be time-consuming and costly to defend;

     - Divert management's attention and resources;

     - Cause delays in delivering products;

     - Require the payment of monetary damages which may be tripled if the infringement is found to be willful;

     - Result in an injunction which would prohibit us from offering a particular product; and

     - Require us to enter into royalty or licensing agreements which may not be available on acceptable terms.

SEMICONDUCTOR MAY ENGAGE IN FUTURE ACQUISITIONS THAT RESULT IN INCREASED DEBT, ASSUMPTION OF LIABILITIES AND OTHER MANAGERIAL CHALLENGES THAT MAY RESULT IN A NEGATIVE EFFECT ON OPERATIONS.

     As part of its overall strategy to enhance or accelerate its product development efforts, Semiconductor may acquire or invest in complementary companies, products or technologies or enter into joint ventures or strategic alliances with other companies. Risks commonly encountered in such transactions include:

     - the difficulty of assimilating the operations and personnel of the combined companies;

     - the potential disruption of Semiconductor's ongoing business;

     - the inability to retain key technical and managerial personnel;

     - the inability of management to maximize the financial and strategic position of Semiconductor through the successful integration of the acquired business, decreases in reported earnings as a result of charges for in-process research and development and amortization of acquired intangible assets, dilution of existing equity holders, difficulty in maintaining controls, procedures and policies, and the impairment of relationships with employees and customers as a result of any integration of new personnel.

     Semiconductor may not be successful in overcoming these risks or any other problems encountered in connection with such business combinations, investments or joint ventures. These transactions may have an adverse effect on Semiconductor's business, financial condition and results of operations.

SEMICONDUCTOR'S DIRECTORS AND EXECUTIVE OFFICERS MAY HAVE CONFLICTS OF INTEREST BECAUSE OF THEIR OWNERSHIP OF C-CUBE MICROSYSTEMS COMMON STOCK.

     Certain of Semiconductor's directors and executive officers have a substantial amount of their personal financial portfolios in C-Cube Microsystems common stock and options to purchase C-Cube Microsystems common stock. Ownership of C-Cube Microsystems common stock by Semiconductor's directors and officers after its separation from C-Cube Microsystems could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for C-Cube Microsystems and Semiconductor. Specifically, these directors and officers might take action in their own self interest that might not be the best possible action from Semiconductor's perspective. For information regarding directors' and officers' ownership of C-Cube Microsystems common stock, see "Management -- Stock Ownership of Directors and Executive Officers."

SEMICONDUCTOR IS SUBJECT TO ANTI-TAKEOVER PROVISIONS

     Certain provisions of Semiconductor's Certificate of Incorporation and Bylaws could make it more difficult for a third party to gain control of Semiconductor, even if a change in control might be beneficial to its stockholders. This could adversely affect the market price of the common stock. These provisions include:

     - the elimination of the right of stockholders to act by written consent;

     - the elimination of the right of stockholders to call special meetings of the stockholders;

     - the creation of a staggered board of directors; and

     - the ability of the board of directors to designate and issue preferred stock without stockholder consent.

                              FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about Semiconductor and its industry. When used in this prospectus, the words expects, anticipates, estimates, intends and similar expressions are intended to identify forward looking statements. These statements include, but are not limited to, statements under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus.

     These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this prospectus should be read as being applicable to all related forward looking statements wherever they appear in this prospectus.

                                THE DISTRIBUTION


     The board of directors of C-Cube Microsystems has declared a distribution to its stockholders, of one share of Semiconductor common stock for every share of C-Cube Microsystems common stock held on April 25, 2000, the record date for the distribution. As a result of the distribution, all of the then outstanding Semiconductor common stock will be distributed to C-Cube Microsystems' stockholders. See "Description of Capital Stock."



     Before April 25, 2000, C-Cube Microsystems will complete preliminary internal restructuring transactions related to the Semiconductor business. On May 2, 2000, C-Cube Microsystems will effect the distribution by delivering all of the Semiconductor common stock to the custodian for the benefit of the C-Cube Microsystems stockholders of record as of the record date. On or about May 2, 2000, the distribution agent will deliver the shares to Boston EquiServe, C-Cube Microsystems' transfer agent, which will then mail the shares to the C-Cube Microsystems stockholders of record as of the record date.


     No fractional shares will be issued as part of the distribution. The distribution agent will aggregate undistributed fractional shares and sell such shares at the earliest practicable date at the then-prevailing market price. Each person who would be otherwise entitled to receive a fractional share will instead receive a cash payment equal to such person's proportionate share of the net proceeds of the sale of such aggregated shares. The receipt of cash instead of fractional shares will be taxable. Please see "Material Federal Income Tax Considerations -- Material Federal Income Tax Considerations of the Spin-Off -- Stockholder Tax Considerations."

     C-Cube Microsystems' stockholders will not be required to pay any cash or other consideration for the Semiconductor common stock received in the distribution. The distribution of the Semiconductor common stock to C-Cube Microsystems stockholders will, however, have certain tax and other consequences, as discussed in this document.

     The general terms and conditions of the distribution and the arrangements between Semiconductor and C-Cube Microsystems are set forth in the Separation and Distribution Agreement, the Tax Sharing Agreement, the Real Estate Matters Agreement, the Employee Matters Agreement, the Indemnification and Insurance Matters Agreement, the Master Confidential Disclosure Agreement and the Transitional Services Agreement. For more information regarding these agreements, please see "Arrangements between C-Cube Microsystems and Semiconductor". C-Cube Microsystems will pay the costs and expenses incurred in connection with the distribution.

                            PRO FORMA CAPITALIZATION

     The following table sets forth the capitalization and certain other balance sheet data of Semiconductor as of December 31, 1999. This information should be read in conjunction with the pro forma financial information included elsewhere in this prospectus.

                                                                   DECEMBER 31, 1999
                                           -----------------------------------------------------------------
                                                    C-CUBE
                                              MICROSYSTEMS, INC.        PRO FORMA         SEMICONDUCTOR,
                                                  HISTORICAL          ADJUSTMENTS(1)   PRO FORMA AS ADJUSTED
                                           ------------------------   --------------   ---------------------
Cash equivalents and short-term
  investments............................          $319,653             $(179,852)           $ 139,801
                                                   ========             =========            =========
Stockholders' Equity:
  Preferred Stock........................          $     --             $      --            $      --
  Common Stock...........................           323,756               222,148              545,904
  Accumulated Other Comprehensive Loss...            (2,204)                  190               (2,014)
  Retained Earnings (Deficit)............            77,240              (493,220)            (415,980)
                                                   --------             ---------            ---------
          Total Stockholders' Equity.....           398,792              (270,882)             127,910
                                                   --------             ---------            ---------
       Total Capitalization..............          $398,792             $(270,882)           $ 127,910
                                                   ========             =========            =========

---------------
(1) Assumes valuation of Semiconductor of $975 million. If the valuation of Semiconductor were $1.1 billion, cash equivalents and short-term investments would be $54,801,000 and stockholders' equity would be $42,910,000. See Unaudited Pro Forma Financial Statements for a description of the pro forma adjustments reflected in the adjusted balances.

                          REASONS FOR THE DISTRIBUTION


     The amended and restated agreement and plan of merger and reorganization with Harmonic contemplates the sale or distribution of the semiconductor business immediately prior to and in connection with the merger. After thorough consideration, the board of directors of C-Cube Microsystems determined that a spin-off of the semiconductor business was in the stockholders' best interest. The C-Cube Microsystems board of directors considered a number of factors in determining to recommend approval of the spin-off of the semiconductor business including:


     - The necessity of spinning off Semiconductor in order to complete C-Cube Microsystems' merger with Harmonic;

     - The recent proposed valuation of Semiconductor;

     - All purchase proposals relating to Semiconductor received by C-Cube Microsystems; and

     - Based on the current financial market conditions and the historical market information concerning C-Cube Microsystems common stock, the ability of Semiconductor to become a viable public company and create substantial stockholder value by, among other things, allowing the financial community to focus separately on the semiconductor business and the DiviCom business.

After reviewing C-Cube Microsystems' goals and objectives and considering other possible methods of enhancing the growth of Semiconductor, C-Cube Microsystems' management and board of directors concluded that enhancing this business through the formation of Semiconductor and the distribution would be in the best interest of C-Cube Microsystems stockholders. C-Cube Microsystems' board of directors approved the formation of Semiconductor and the distribution after consultation with C-Cube Microsystems' management and its financial advisor Credit Suisse First Boston which has in the past been an advisor to other companies effecting similar transactions.

     In its capacity as financial advisor to C-Cube Microsystems, representatives of Credit Suisse First Boston held discussions with C-Cube Microsystems' management in December 1999 regarding a potential sale or spin-off of C-Cube Microsystems' semiconductor business. During the period from October through December 1999, C-Cube Microsystems' management and its advisors participated in various meetings and conference calls with respect to the transaction described herein. At the board meeting on December 14, 1999, representatives of Credit Suisse First Boston reviewed with C-Cube Microsystems' board of directors various potential transactions, including the transaction described in this prospectus.

     Credit Suisse First Boston, as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. C-Cube Microsystems selected Credit Suisse First Boston as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the distribution.

     Although Credit Suisse First Boston participated in certain of the discussions regarding the distribution, the terms of the distribution were determined solely by C-Cube Microsystems' board of directors.

     C-Cube Microsystems will account for the merger of the DiviCom business into Harmonic and the spin-off of the semiconductor business as follows. C-Cube Microsystems will account for the merger of the DiviCom business into Harmonic as a sale of the DiviCom business to Harmonic and will record DiviCom as a discontinued operation. The basis of all remaining assets, liabilities and stockholder's equity will carryover into the new entity, Semiconductor. The effect of this will be to account for Semiconductor as though it were a continuation of C-Cube Microsystems following the sale of the DiviCom business to Harmonic. Because the legal structure of the merger with Harmonic is a merger of C-Cube Microsystems, which consists of only the DiviCom business after the distribution of Semiconductor, with Harmonic, C-Cube Microsystems will cease to be a registrant and Semiconductor will become a new registrant with the Securities and Exchange Commission. For tax and legal purposes, C-Cube Microsystems will report the distribution of Semiconductor stock as a taxable event to C-Cube Microsystems (but not to its stockholders). In connection with the distribution of the stock of Semiconductor, C-Cube Microsystems will recognize taxable gain generally equal to the difference between the net tax basis of the semiconductor business and the fair market of the shares of Semiconductor stock distributed. C-Cube Microsystems will account for the fair market value of the shares distributed as a distribution and will record as a taxable gain, the difference between the tax basis of its Semiconductor assets, reduced by liabilities assumed, and the fair market value of the shares of Semiconductor common stock.

                                    BUSINESS

     C-Cube Microsystems Inc. was established as a California corporation in 1988 and reincorporated in Delaware in 1994. In 1996, C-Cube Microsystems acquired all of the capital stock of DiviCom Inc. After operating for three years as a combined entity, C-Cube Microsystems Inc.'s semiconductor business is being spun off to become C-Cube Semiconductor Inc., a Delaware corporation or Semiconductor. This spin-off will be contingent on the satisfaction of all conditions precedent to C-Cube's merger with Harmonic. References herein to Semiconductor refer to C-Cube Microsystems' semiconductor business before and after the distribution of shares of Semiconductor.

     Semiconductor designs, develops, has manufactured and sells semiconductors, software and systems for digital video applications. As a major supplier of such products, Semiconductor has played a role in enabling the growth of digital video. Semiconductor is focused on working with its original equipment manufacturer customers and service providers to enable key applications in its consumer and communications target markets. In the consumer market, it is focused on playback and recordable video compact disc and digital video disc as well as digital VHS recorders and digital video recorders. The communications market targets interactive set-top boxes, broadcast encoders, which compress data into a more compact form making the data easier to store and transmit, and other emerging appliances. Users of these products will be able to record hours of digital video disc-quality video obtained from any video source, whether television, video cassette recorder, digital video camcorder or analog camcorder. Once they have recorded the video, they will be able to edit and play back the video on standard personal computers and store the resulting video to digital video disc, web pages, e-mail, recordable compact disc or personal computer hard-disk drives.

COMPRESSION ENABLES MASS-MARKET APPLICATIONS OF DIGITAL VIDEO

     Since the 1930s, video images have been transmitted and stored almost exclusively using analog formats. Digital video provides several fundamental benefits over analog video. Unlike analog video, digital video can be compressed, providing significant storage and transmission efficiencies, and can be transmitted and reproduced without perceptible image degradation. In the 1980s, the benefits of digital formats led the U.S. consumer audio industry to convert from analog long-playing records to digital compact discs, resulting in tremendous growth in the market for compact disc players and displacing the analog formats. In the 1990s, the evolution from analog to digital began transforming the way in which video is produced, stored, transmitted and viewed.

     Representing video in uncompressed digital form requires a large amount of data, which in the past has made storage or transmission economically impractical. To transmit a single uncompressed digital video program requires multiple satellite transponders -- each costing as much as $2 million per year. The sheer size of uncompressed digital video has relegated it to niche applications of small volumes.

     The very nature of video information lends itself to compression. Any video sequence has inherent redundancies, for example, one frame of a movie often differs very little from the next successive frame. Through digital compression techniques, the redundancies in video data can be detected and eliminated, significantly reducing the overall amount of data needed to recreate the original image without affecting the image quality. Using video compression techniques, a single satellite transponder can broadcast 8 to 12 programs instead of the partial program possible with uncompressed video. Semiconductor believes that the design and deployment of cost-effective and practical video compression technology is critical to the development of mass-market applications.

STANDARDS ENHANCE THE GROWTH OF DIGITAL VIDEO MARKETS

     As digital video markets develop, so does the need for standards to ensure that products from different manufacturers use the same formats for video information. Throughout its history, Semiconductor has been an active participant and respected technology pioneer on International Organization for Standardization committees charged with creating standards for still image and digital video compression.

     Key standards that have driven the growth of digital video include the joint photographic experts group standard for still-image compression and two moving pictures experts group standards for digital video and audio compression. The moving picture experts group-1 standard enabled the first digital video consumer products such as video compact disc, while the more recent moving picture experts group-2 standard has become the accepted compression format in diverse applications such as digital satellite, cable and terrestrial television as well as professional video editing, digital VHS and digital video disc. The adoption and acceptance of these standards has contributed greatly to the growth of digital video markets during the 1990s.

MATHEMATICAL RULES GOVERN COMPRESSION WHICH DETERMINES VIDEO QUALITY

     As vital as the International Organization for Standardization standards have been to the development of digital video, they have a built-in limitation. The standards determine interoperability, not video quality. More specifically, the standards define the format for compressed video data. A moving picture experts group-compliant encoder (which is the compression device) will create data that a moving picture experts group-compliant decoder (which is the decompression device) can reconstruct into a video image. But the process of encoding necessarily involves discarding some of the image information to achieve compression. If the encoder is smart, that is, if it can correctly determine which information is redundant or insignificant to the video quality, then the encoded video will be a faithful representation of the original video and the decoder can create a high-quality video image. But if the encoder makes poor choices and discards important video information, then the decoder cannot compensate. The reconstructed image will be poor in comparison to the original image. Encoder design, therefore, is a critically important determining factor for video quality.

     At the heart of encoder design is the development of encoding algorithms, the mathematical rules that govern how the large volume of uncompressed video is reduced to a manageable size without adversely affecting image quality. One of Semiconductor's core strengths has been its expertise in the development, testing and refinement of these mathematical rules. These mathematical formulas are proprietary and represent vital intellectual property of Semiconductor. By incorporating these highly efficient and powerful algorithms into our products, Semiconductor has consistently been recognized as the industry leader in digital video encoding. As evidence of this leadership, Semiconductor products perform the encoding for the majority of digital video television currently being broadcast. Also, Semiconductor is one of a select group of technology companies that have been recognized by The National Academy of Television Arts and Sciences for technical achievement, as shown by their award of a special technology Emmy(TM) to C-Cube Microsystems' semiconductor business in 1995.

     Semiconductor differentiates its products from competitors by offering both encoding and decoding products that are not only fully compliant with the moving picture experts group-1 or -2 international standards (and therefore interoperable with equipment from many other suppliers), but at the same time provide superior image quality (enhancing the viewing experience), are feature rich and are highly integrated and therefore cost competitive. All Semiconductor products are programmable, permitting the incorporation of sophisticated system-level features after the chip design is completed, while lessening design time, risk and system cost. Semiconductor also develops proprietary product extensions and features such as RealSonic(TM) home theater sound enhancement and ClearView(TM) error correction technology.

MARKET TRENDS

     Semiconductor addresses two broad industries where digital video is used, communications and consumer electronics. This section describes some of the trends affecting these markets.

COMMUNICATIONS

     The ability to compress digital video into a more compact form, which provides significant storage and transmission efficiencies, is currently enabling a number of applications and capabilities in the communications market in diverse segments such as satellite, cable, telephone and wireless networks.

SATELLITE

     The first full-scale digital video transmission systems to achieve full deployment were a series of direct broadcast satellite networks. By combining the ability to compress digital video into a more compact form with high-power Ku-band satellites, direct broadcast satellite systems typically provide 100 or more channels to a large geographical area (e.g. the continental U.S.). This expanded service usually imposes a relatively low cost per subscriber since the only incremental investment needed by subscribers is the purchase of a small dish and a decoder box.

     To compete with other high-speed media, satellite service providers are beginning direct broadcast satellite deployments using high-speed satellite data transmission to the home. A disadvantage of this approach is that the return channel uses a standard modem over telephone lines, thus limiting the interactive nature of the service.

     A major trend in this market during 1998 and 1999 was consolidation through a number of mergers and acquisitions, for example, the merger of DIRECTV and USSB operations and the merger of AT&T and TCI operations. At the same time, the satellite market saw the first trials of high-definition television broadcasting.

CABLE

     Cable providers are upgrading the level of their services using a variety of network approaches. Open standards, such as those developed by various standard-setting organizations, are expected to drive increased cable revenue opportunities by creating a competitive marketplace for system network equipment and end-terminal devices.

     With the advantage of being able to support high-speed, two-way networks combined with advanced interactive set-top boxes, the revenue base for cable operators is expected to expand as it grows its client base at the same time as growing its revenue per client through a broad offering of interactive services including web browsing and electronic commerce.

     Cable is also experiencing consolidation as smaller companies are unable to make the transition to digital and also as telephony companies seek to get a foothold in a competitive delivery mechanism into the home for both voice and video.

CONSUMER ELECTRONICS

     Through the use of moving picture experts group compression, video can be stored, reproduced and distributed on the same media currently in use for other types of digital data, such as 5-inch (12 cm) compact discs that are commonly used for digital audio. Emerging applications for digital video capture, playback and distribution at the consumer level are being advanced by the rapid adoption of new consumer-oriented media formats such as video compact disc players, digital video disc players, digital VHS and recordable digital video discs as well as consumer digital video cameras and camcorders.

DIGITAL VHS AND RECORDABLE DIGITAL VIDEO DISC

     In 1999, several original equipment manufacturers demonstrated consumer-oriented products positioned as video cassette recorder replacements. Semiconductor believes that rapid growth in this market will occur only when single-chip codecs, which are an encoder/decoder combination, reach a price point low enough to enable a recordable unit at prices that will support a mass market. Once this milestone is achieved, however, the potential for wide consumer acceptance of digital video cassette recorder replacements is expected to be high. Key advantages of disc-based recording include:

     - higher video quality of digital versus analog recording;

     - the convenience of discs over tape; and

     - the ability to integrate the video cassette recorder recording function with other desirable consumer features such as easy program recording, timeshifting of programs and digital video disc playback.

     Key advantages of digital-VHS include:

     - the ability to record up to 24 hours of video on a single tape;

     - capability to record high-definition television; and

     - compatibility with VHS and Super-VHS, thus preserving existing consumer video libraries stored in VHS format.

DIGITAL VIDEO DISC PLAYER

     Unlike the video compact disc standard, which is an adaptation of the audio compact disc, the digital video disc standard was defined specifically for the very high-quality playback of feature-length movies. The digital video disc format now commercially available provides up to 135 minutes of playing time (270 for double-sided) on a disc the same physical size as an audio compact disc with four times the image resolution of a standard video compact disc. Digital video disc uses moving picture experts group-2 compression technology.

VIDEO COMPACT DISC PLAYER

     A video compact disc player is essentially an audio compact disc player with a moving picture expert group-1 decoder and a video output. While adding this functionality marginally increases the cost to manufacture a typical compact disc player, these machines now have the ability to play movies, music videos and other titles from moving picture experts group-1 encoded compact discs. The physical video compact disc format is identical to a standard audio compact disc and is limited to 72 minutes playing time with video quality that is generally perceived as comparable to an analog VHS tape. Several thousand Video compact disc titles are now available, including movies, music videos and karaoke titles. The video compact disc format has thus far received mass-market adoption in China. In 1998, leading Chinese manufacturers and the Chinese government introduced an enhanced version of video compact disc known as Chaoji video compact disc. This enhanced version features moving picture experts group-2 video quality that is comparable to digital video disc video and is backward compatible with video compact disc titles.

DESKTOP EDITING SYSTEMS

     The capabilities of desktop editing systems continue to grow. Sophisticated features such as the ability to allow a user to edit video and resequence it, which was once the province of professional studios, are now coming to the consumer and prosumer markets. An important enabling factor is the availability of low-cost recordable compact disc drives, which provide a convenient and cost-effective means to store edited digital video. This trend is expected to accelerate in 2000, as the higher capacity recordable digital video disc drives become more common in personal computers.

PRODUCTS

     Semiconductor supplies products for two main markets for digital video:

        - Communications

        - Consumer electronics

COMMUNICATIONS

     In most digital video applications, the encoding and decoding functions are separated. For example, in broadcasting, the video is encoded by one or a small number of encoders at the transmission facility, while a decoder at the viewer's home reconstructs the broadcast for viewing. Semiconductor has been, and continues to be, a major supplier for both encoders and decoders for a full spectrum of digital video applications. Semiconductor has long recognized, however, that combining the encoding and decoding functions into one processor, called a codec, creates significant new market opportunities. Semiconductor invested heavily in the development of a single-chip moving picture experts group-2 codec architecture and introduced DVxpert(TM), the first product based on the new architecture, in August 1997. In 1999, Semiconductor extended the capabilities of the architecture with the introduction of Semiconductor's high-definition digital video product; the industry's first codec architecture for high-definition television broadcasting and video production applications.

  Broadcast and Distribution Encoders

     Encoders in the DVxpert family offer improved image quality, efficient bandwidth utilization and reliability for broadcasting and professional applications. The DVxpert broadcast encoders target applications such as distribution, contribution, digital video disc authoring and video servers. All DVxpert encoders use Semiconductor's patented PerfectView(TM) feature, which provides clear image quality with advanced video capabilities.

     One of the big issues broadcasters currently face is the migration to high definition programming. The Federal Communications Commission has established a target timeline for United States broadcasters to begin high-definition television transmissions, but many infrastructure issues remain uncertain. In 1999, Semiconductor introduced its high-definition digital video product to address these issues. This product is a moving picture experts group-2 encoder for high-definition television broadcast applications, but also retains the capabilities of the standard definition DVxpert products, enabling equipment manufacturers to deliver flexible high definition/standard definition solutions and ease broadcaster's transition issues.

  Interactive Set-top Box Decoders

     The primary communications application for moving picture experts group-2 decoders is in the set-top box market. To reconstruct the compressed broadcast program, several steps are required. First, the moving picture experts group-2 stream must be separated or demultiplexed into its video and audio portions. Then the video and audio must be decompressed. Finally, the video signal is combined with other on-screen information, such as program guides, and displayed on a monitor.

     Semiconductor has introduced several innovative products in this arena, starting with the introduction of the CL9100 moving picture experts group-2 video decoder in 1994. C-Cube Microsystems followed in 1995 by bringing to market the CL9110 Transport Demultiplexer which was licensed from DiviCom, then a private company. Together, this two-chip combination performed all the functions needed for digital video decoding and was instrumental in enabling first-generation designs for digital set-top boxes.

     1996 saw the introduction of the AViA(TM) family of set-top box chips. Building on the technology and market success of the CL9100 and CL9110 products, the AViA platform offered high-performance graphics, better quality audio (Dolby Digital(TM)), interoperability across both wired and wireless networks and a tighter integration between the individual chips. By offering both high-end and basic versions, the AViA family allowed original equipment manufacturers to target their designs for the needs of each deployment in terms of capabilities and price point.

     Recognizing the trends toward the convergence of digital broadcast, internet access, interactivity and advanced graphics, Semiconductor introduced the AViA@TV(TM) platform in November 1998. Using AViA@TV products, service providers can develop additional revenue-generating features and services such as continuous two-way data exchange, advanced graphical user interfaces, interactive advertising and internet services such as e-mail on television, home banking and on-line shopping. The AViA@TV line includes Semiconductor's integrated FlickerFilter(TM), which dramatically improves the visual quality of HTML or the text language often used to create web pages displayed over video, an important feature for interactive applications.

     An important endorsement came when Pace Micro Technology, a leading European original equipment manufacturer, selected the AViA@TV architecture for its new set-top box design. The Pace set-tops are incorporated in an interactive service developed by NTL, the United Kingdom's largest Cable TV operator, which plans to offer interactive data services such as web browsing, e-mail, chat, pay-per-view, games and home shopping. Similarly, Philips, Europe's largest consumer electronics company, has designed the product into their 2-way cable set-top box for MediaOne; the largest cable operator in the United States.

     In January of 1999, C-Cube Microsystems acquired the relevant communications activities of TV/ Com in order to reinforce this successful strategic thrust into the arena of broadband communications network products. One reason for the selection of TV/Com was that its products have been successfully deployed in the same networks and set-top boxes as Semiconductor's moving picture experts group solutions. Through this purchase, Semiconductor gained access to key people, intellectual property and designs including modulation and demodulation technology. The combination of these capabilities with the relevant designs and software from Semiconductor's AViA@TV product family and expertise in analog design, gives Semiconductor all the necessary components required to develop state-of-the-art, highly integrated solutions for interactive digital television.

     With this capability, Semiconductor is now able to service the end-to-end requirements of a digital video network including video compression in the head end, network interfaces and the full spectrum of data, video, audio and graphics requirements in the consumer terminal. This enables a new generation of interactive services available through the television in the living room, including web-based e-commerce, video e-mail and voice over the Internet.

CONSUMER ELECTRONICS

  Recordable Digital Video

     While digital video disc playback has achieved increasing success in both consumer players and personal computer applications, Semiconductor believes that the high-volume applications of digital video in the consumer world depend on the ability to both record and play back digital video disc-quality video. Thus, Semiconductor extended its DVxpert technology to the consumer world with the DVxplore(TM) line of consumer codecs. DVxplore codecs are the world's first single-chip consumer products to support both moving picture experts group formats and the digital video format used primarily in digital camcorders called DV. The initial focus is on the personal computer market, where original equipment manufacturers use DVxplore codecs to offer personal content creation, personal computer/television and time-shifting applications. Users of these products are able to record hours of digital video disc-quality video obtained from any video source, whether television, video cassette recorder, digital video camcorder or analog camcorder. Once they record the video, they are able to edit and play back the video on standard personal computers and store the resulting video to optical disc, web pages, e-mail or hard-disk drives.

     Video cassette recorder replacement products began to appear on the market in 1999, and are likely to continue to expand in the market over the next few years. For consumer digital recorders, three types of media have emerged as viable platforms for recording and playing back digital video: tape digital VHS; optical recordable digital video disc; and hard disk digital video recorder. Semiconductor is developing products for all three emerging consumer digital recordable platforms.

  Encoders for Editing Applications


     Professional editing had been primarily the province of motion-joint photographic experts group products due to the need for accurate cuts and special effects. Because moving picture experts group-compliant encoders essentially collapse some frames to achieve high levels of compression, industry analysts doubted whether moving picture experts group could ever achieve the accuracy needed to supplant motion-joint photographic experts group products for professional needs. However, Semiconductor showed that moving picture experts group is a viable format for editing with the introduction of the DVxpress codecs. Based on the same architecture as the DVxpert product, the DVxpress(TM) codecs feature Semiconductor's proprietary Frame-Accurate Moving picture experts group Editing (FAME(TM)) algorithm and dual-stream decoding, two capabilities for professional editing.

     Semiconductor's DVxpress-MX codec products can support both moving picture experts group and DV formats, to allow mixed-format editing where, for example, a moving picture experts group stream and a DV stream are edited together. This innovation is particularly important because DV is the most popular format for consumer and professional digital camcorders, while moving picture experts group is the prevailing standard for transmission and storage. Panasonic, the developer of the DV format, and Avid, a leading editing original equipment manufacturers, both endorsed the DVxpress-MX codec as a significant step toward unifying the moving pictures experts group and DV worlds. During 1999, many leading providers of editing solutions introduced products based on DVxpress-MX, including Matrox Electronic Systems, Pinnacle Systems, Accom and Fast Multimedia.

  DVD Decoders

     Semiconductor's ZiVA(TM) family of digital video disc products includes decoders and system-level design solutions for consumer original equipment manufacturers. The ZiVA digital video disc decoder family incorporates several critical digital video disc functions into a single chip. Semiconductor addresses a critical concern of content owners with SecureView(TM) copy protection and decryption technology. SecureView made ZiVA decoders the first single-chip products to support the digital video disc consortium's copy protection scheme.

     Semiconductor collaborated with partner Toshiba to develop the ZiVA-PC decoder targeted specifically at the notebook market, the first digital video disc hardware chip with full PC98 compliance. The ZiVA-personal computer decoder offers one of the industry's lowest overall system cost for hardware digital video disc playback, as well as one of the lowest power consumption, while delivering true interactivity and flawless image quality. In 1999, Semiconductor developed its third-generation digital video disc decoder, the ZiVA-3 line, which extended the capabilities of the ZiVA line in a number of key areas, most particularly the audio features. Personal computer original equipment manufacturers including Toshiba, Dell and Gateway adopted ZiVA decoders for digital video disc-enabled notebook computers.

  Video Compact Disc Decoders

     Video compact disc is a consumer entertainment format based on moving picture experts group-1 technology. Video compact disc players allow consumers to enjoy movies, documentaries and karaoke played from a disc similar to an audio compact disc. Semiconductor has been a leading supplier of moving pictures experts group-1 decoders used in video compact disc players throughout the mid-and late-1990s. Semiconductor pioneered the moving picture experts group-1 market with the introduction in 1992 of the CL450 moving picture experts group-1 video decoder, the first commercially available moving picture experts group-1 video decoder. The CL450 found uses in commercial and professional digital karaoke players. It followed with the CL480 family of video compact disc decoders, products that boosted Semiconductor to market leadership in the rapidly growing market for video compact disc players in China in the mid-1990s.

     Semiconductor's current video compact disc product is the CL680 Advanced video compact disc decoder. The CL680 decoder integrates an NTSC/PAL encoder, improved ClearView error concealment technology and a new WideSound(TM) feature, which simulates a surround-sound experience from two stereo channels. By fully utilizing the microcode architecture of the CL680, Semiconductor was able to integrate the system functions directly on the CL680, effectively eliminating the need for the system micro-controller.

  Chaoji Video Compact Disc Decoders

     As the video compact disc market matured in China, Chinese customers, original equipment manufacturers and government agencies all saw a need for a higher quality video experience. Due to its expertise in both video compact disc and digital compact disc, Semiconductor was well qualified to help define the new standard. The result of this effort was the introduction of the Chaoji video compact disc standard, an extension to video compact disc that was endorsed by the Chinese government and leading original equipment manufacturers.

     Soon after the adoption of the Chaoji video compact disc standard, Semiconductor introduced the CL8800 family of Chaoji video compact disc decoders to its partner original equipment manufacturers. The CL8830 decoder is a full-featured product that features Semiconductor's patented RealSonic(TM) audio technology, offering significant advances in audio quality for home theater and Karaoke applications. The CL8820 decoder targets more price-sensitive products that do not demand the same audio quality as the CL8830 decoder. Both decoders are compatible with existing Video compact disc and audio compact disc formats. In 1999, Semiconductor introduced the most integrated Chaoji video compact disc decoder chip, the CL8830A. Leading Chinese original equipment manufacturers have adopted the CL8800 decoders for their Chaoji video compact disc product offerings. In 2000, we believe that the Chaoji video compact disc market will continue to encroach on the video compact disc market as prices for Chaoji video compact disc systems decline.

CONSUMER BRANDING PROGRAM

     Semiconductor's consumer branding program, begun in 1996, saw continued success throughout 1999. In 1999, Semiconductor's brand recognition reached an all-time high in the Chinese market. Its Chinese customers continue to use its brand as well as its technology as they combine for strong market recognition and preference. The brand represents quality, reliability and high technology. The success of Semiconductor's consumer branding program remains predicated on offering first-to-market technology, superior feature sets and video playback quality and a roadmap to higher quality, feature-rich digital video products.

CHANGING PRODUCT MIX: DEPENDENCE ON DECODER PRODUCTS

     Semiconductor offers a number of products for a variety of applications. Since the second quarter of 1995, sales of Semiconductor's video compact disc decoder family of products have represented a significant percentage of Semiconductor's total net revenues. Semiconductor expects that revenues from its video compact disc decoder products including the CL680 and Chaoji video compact disc families of products will decrease as a percentage of total revenues, but continue to account for a significant portion of its product revenues in 2000. Semiconductor expects that price competition will continue to result in declining average selling prices for this family of products. Semiconductor has implemented several programs that have reduced costs associated with these families of products. In the event that increases in unit sales and other manufacturing efficiencies of these families of products do not offset decreasing sales prices in the future, Semiconductor's business and results of operations would be materially and adversely affected. Semiconductor anticipates that overall gross margin may decrease as a result of a number of factors including anticipated declines in average selling prices over time. The timing of volume shipments and the life cycles of Semiconductor's products are difficult to predict due in large measure to the emerging nature of the markets for Semiconductor's products, the future effect of product enhancements by Semiconductor and its current and future competitors. Declines in demand for Semiconductor's products, particularly the CL680 and Chaoji video compact disc families of products, whether as a result of competition, technological change or otherwise, would have a material adverse effect on Semiconductor's business and results of operations.

CUSTOMERS

     During 1999, no customer accounted for 10% or more of Semiconductor's net revenue. During 1998, only Malata accounted for 11% or more of Semiconductor's net revenue. Sales to Sinorex, a distributor, accounted for 31% of Semiconductor's net revenues during 1997.

RESEARCH AND DEVELOPMENT

     Semiconductor believes that the continued introduction of new products in its target markets is essential to its growth. As of December 31, 1999, Semiconductor had 289 full-time employees engaged in research and development. Expenditures for research and development in 1999, 1998 and 1997 were approximately $54.3 million, $52.6 million and $46.5 million, respectively.

     Semiconductor's operating results will depend to a significant extent on its ability to continue to successfully introduce new products on a timely basis and to reduce costs of existing products. In particular, Semiconductor currently intends to announce several new products over the next year, including next generation moving picture experts group-2 encoders and decoders. The success of new product introductions is dependent on several factors, including:

     - proper new product definition;

     - product cost;

     - timely completion and introduction of new product designs;

     - quality of new products;

     - differentiation of new products from those of Semiconductor's competitors; and

     - market acceptance of Semiconductor's and its customers' products.

     As a result, Semiconductor believes that continued significant expenditures for research and development will be required in the future. Because of the complexity of its products, Semiconductor has experienced delays from time-to-time in completing development and introduction of new products, and as a result, has from time-to-time not achieved the market share anticipated for such products. There can be no assurance that Semiconductor will successfully identify new product opportunities and develop and bring new products to market in a timely manner, that products or technologies developed by others will not render Semiconductor's products or technologies obsolete or noncompetitive, or that Semiconductor's products will be selected for design into the products of its targeted customers.

SALES AND MARKETING

     Semiconductor's sales and marketing strategy targets markets for which the compression of digital video into a more compact form, providing significant storage and transmission efficiencies, is an enabling technology in order to achieve key design wins with industry leaders, as well as early adopters of digital video technology. To implement its strategy, Semiconductor has established a direct sales and marketing force and a worldwide network of independent sales representatives and distributors. In addition, Semiconductor has a team of application engineers who assist customers with designing in Semiconductor's products.

     In the United States, Semiconductor sells its products through direct sales channels, independent representatives and distributors. Semiconductor records revenues from products sales to customers at the time of shipment. Certain of Semiconductor's agreements with its distributors permit limited stock rotation and provide for price protection. Allowances for returns and adjustments, including price protection, are provided at the time revenues from product sales are recorded. Generally, Semiconductor pays its independent sales representatives on a commission basis. As of December 31, 1999, Semiconductor had North American regional sales offices in California and Quebec, and international sales offices in Hong Kong, the United Kingdom, Korea, China, Taiwan and Japan. In Japan, Semiconductor sells products through the direct sales force of C-Cube Microsystems Japan, Inc. and two distributors. C-Cube Microsystems Japan, Inc. was formed by Semiconductor and Kubota Corporation in 1988 and is currently owned 65% by Semiconductor and 35% by Kubota. The primary business of C-Cube Microsystems Japan, Inc. is the marketing, sales and support of Semiconductor's products in Japan. Internationally, Semiconductor has commissioned sales representatives or distributors in Canada, Denmark, Finland, France, Germany, Great Britain, Hong Kong, Ireland, India, Israel, Italy, Korea, Sweden and Taiwan.

INTERNATIONAL BUSINESS ACTIVITIES

     During 1999, 1998 and 1997, international revenues accounted for approximately 82%, 82% and 88% of Semiconductor's net revenues, respectively. Semiconductor believes that international revenues will continue to account for a significant portion of net revenues. Semiconductor's success will depend in part upon its ability to manage international marketing and sales operations. In addition, Semiconductor purchases a substantial portion of its manufacturing services from foreign suppliers. Semiconductor's international manufacturing and sales are subject to changes in foreign political and economic conditions, and to other typical risks of doing business internationally. For example, China is the primary market for video compact disc and Chaoji video compact disc players utilizing Semiconductor's decoder products. As a consequence, any political or economic instability in China could significantly reduce demand for Semiconductor's products. Semiconductor has made and will continue to make significant investments in additional chip manufacturing capacity in Taiwan and is subject to the risk of political instability in Taiwan, including but not limited to the potential for conflict between Taiwan and the People's Republic of China. Semiconductor sells products to customers in Korea and is subject to the risk of economic and political instability in Korea, including the potential for conflict between North and South Korea. In addition, Semiconductor sells certain of its products in international markets and buys certain products from its chip manufacturing facilities in currencies other than the U.S. dollar. As a result, currency fluctuations could, in the long term, have an adverse effect on Semiconductor's business and results of operations.

     With respect to international sales that are denominated in U.S. dollars, increases in the value of the U.S. dollar relative to foreign currencies can increase the effective price of, and reduce demand for, Semiconductor's products relative to competitive products priced in the local currency. The United States has considered trade sanctions against Japan and has had disputes with China relating to trade and human rights issues. If trade sanctions were imposed, Japan or China could enact trade sanctions in response. Because a number of Semiconductor's current and prospective customers and suppliers are located in Japan and China, trade sanctions, if imposed, could have an adverse effect on Semiconductor's business and results of operations. Similarly, protectionist trade legislation in either the United States or foreign countries could have an adverse effect on Semiconductor's ability to manufacture or sell its products in foreign markets.

     The Asian consumer electronics markets accounted for approximately 67%, 74% and 80% of total sales in 1999, 1998 and 1997, respectively. Asia sales are expected to continue to account for a substantial, though declining, percentage of sales in the future. Most of Semiconductor's sales in Asia were of decoder chips, which are used in video compact disc and Chaoji video compact disc players. Semiconductor believes purchases of video compact disc and Chaoji video compact disc players are not as likely to be deferred as are purchases of higher priced consumer durables and production equipment, which have impacted U.S. export sales. However, there can be no assurance that Semiconductor will not experience reduced sales of its products into Asia because of declining consumer spending or because of its customers' increasing difficulty in obtaining letters of credit, which Semiconductor generally requires prior to shipment.

MANUFACTURING

     Semiconductor has chosen to use independent chip manufacturing facilities called foundries to fabricate its integrated circuits. Assembly, test and packaging are also subcontracted to third parties. This approach enables Semiconductor to concentrate its resources on product design and development, where Semiconductor believes it has greater competitive advantages. Semiconductor continually evaluates alternative sources for chip manufacturing, assembly and test capacity.

     During 1999, Semiconductor's devices were fabricated using advanced process technology with 0.5 micron, 0.35 micron, 0.30 micron, 0.25 micron, and 0.22 micron process feature sizes, using either three, four or five layers of metal interconnect. In 1999, Semiconductor began using 0.18 micron process technology. Fabricated chips are tested by the fabrication facility to Semiconductor specifications. Once the chips are fully tested and accepted, the dice are assembled into packages by subcontractors, primarily located in Asia. Semiconductor utilizes multiple assembly subcontractors for its products. In 1999, C-Cube Microsystems has invested in new information technology tools that improve the speed and quality of subcontract management.

     In the second quarter of 1996, Semiconductor expanded and formalized its relationship with Taiwan Semiconductor Manufacturing Co., Ltd. to provide chip production capacity in the years 1996 to 2001. The agreement with Taiwan Semiconductor Manufacturing Co., Ltd. provided that Taiwan Semiconductor Manufacturing Co., Ltd. would produce and ship chips to Semiconductor at specified prices and required Semiconductor to make two advance payments totaling $49.0 million. An advance payment of $24.5 million was made in June 1996. In May 1997, Semiconductor amended its agreement with Taiwan Semiconductor Manufacturing Co., Ltd. which resulted in a reduction of Semiconductor's future chip purchase commitments and the forgiveness of the second advance payment of $24.5 million. Taiwan Semiconductor Manufacturing Co., Ltd. will apply the June 1996 prepayment against a portion of the chip cost as product is delivered to Semiconductor. Accordingly, the prepaid amount, which has been allocated between current and long-term assets, will be amortized to inventory as chips are received. At December 31, 1999, remaining production capacity rights were $6.4 million dollars of which $1.4 million was included in other current assets and $5.0 million was classified as a non-current asset.

     During the fourth quarter of 1999, Semiconductor signed a production capacity agreement with United Microelectronics Corporation to provide Semiconductor with chip manufacturing capacity through at least 2002, for which it made a $20.0 million refundable payment in the first quarter of 2000. This refundable payment allows for certain discounts on purchased capacity based upon the quantities purchased. The agreement does not commit Semiconductor to purchase chips, but does guarantee the availability of a set capacity of chips at not to exceed prices.

     Semiconductor believes that an increase in the demand for semiconductor chips over currently expected levels, or a failure of manufacturing capacity in the industry to grow at anticipated rates, could result in greater difficulty in obtaining adequate manufacturing capacity, increased prices and increased lead times. Semiconductor's future operating results depend in substantial part on its ability to increase the capacity available to it from its existing or new chip manufacturing facilities. In order to secure such capacity, Semiconductor has considered and will continue to consider various possible transactions, which could include, without limitation:

     - equity investments in, prepayments to, non-refundable deposits with or loans to chip manufacturing facilities in exchange for guaranteed capacity;

     - take or pay contracts that commit Semiconductor to purchase specified quantities of chips over extended periods;

     - joint ventures; or

     - other partnership relationships with chip manufacturing facilities.

     Semiconductor sources its integrated circuit products from Matsushita Electronics Corporation, United Microelectronics Corporation, Taiwan Semiconductor Manufacturing Co., Ltd. and Yamaha. This dependence on a small number of chip manufacturing facilities subjects Semiconductor to risks associated with an interruption in supply from these chip manufacturing facilities. In connection with the manufacture of its newer products, Semiconductor needs to continue to evaluate and qualify additional chip manufacturing facilities that employ advanced manufacturing and process technologies, which are currently available from a limited number of chip manufacturing facilities. For example, certain of the new products that Semiconductor intends to introduce require advanced process technology. Semiconductor has in the past experienced increased costs and delays in connection with the qualification of new chip manufacturing facilities.

     Semiconductor's reliance on subcontractors to manufacture and assemble its products involves significant risks, including reduced control over:

     - delivery schedules;

     - quality assurance;

     - manufacturing yields and cost;

     - the potential lack of adequate capacity; and

     - potential misappropriation of Semiconductor intellectual property.

     Semiconductor obtains manufacturing capacity through forecasts that are generated in advance of expected delivery dates. Semiconductor's ability to obtain the manufacturing capacity necessary to meet the future demand for its products is based on its ability to accurately forecast such future demand. If Semiconductor fails to accurately forecast such future demand, Semiconductor may be unable to timely obtain an adequate supply of chips necessary to manufacture the number of products required to satisfy the actual demand.

     The markets into which Semiconductor sells its products are subject to extreme price competition. Thus, Semiconductor expects to continue to experience declines in the selling prices of its products over the life cycle of each product. In order to offset or partially offset declines in the selling prices of its products, Semiconductor must continue to reduce the costs of products through product design changes, manufacturing process changes, volume discounts, yield improvements and other savings negotiated with its manufacturing subcontractors. Since Semiconductor does not operate its own manufacturing facilities and must make volume commitments to subcontractors at prices that remain fixed over certain periods of time, it may not be able to reduce its costs as rapidly as its competitors who perform their own manufacturing. The failure of Semiconductor to design and introduce, in a timely manner, lower cost versions of existing products or new products with higher gross margins, or to successfully manage its manufacturing subcontractor relationships would have a material adverse effect on Semiconductor's gross margins.

COMPETITION

     Semiconductor believes that it competes favorably in the areas of:

     - product definition;

     - system cost;

     - functionality;

     - time-to-market;

     - reliability; and

     - reputation.

     Semiconductor competes with major domestic and international companies, most of which have substantially greater financial and other resources than Semiconductor with which to pursue engineering, manufacturing, marketing and distribution of their products. Some of these companies own proprietary video compression technology competitive with Semiconductor's standards-based systems.

     In the market for consumer electronics semiconductors, principal competitors include:

     - ESS Technology;

     - ST-Microelectronics;

     - Zoran;

     - Sony; and


     - MEC.


     In the computer segment of the consumer electronics market, principal Semiconductor competitors include the increasingly powerful general-purpose microprocessors that are now available from, among others, Intel, AMD and Motorola, as well as hardware solutions from Zoran and IBM. Graphics chip manufacturers such as ATI, S3 and Trident are also potential competitors. In the market for communications decoders, Semiconductor's principal competitors include ST-Microelectronics and Philips.

     IBM is the principal competitor in the broadcast encoder market, while Sony is the principal competitor in the consumer encoder market. Semiconductor expects that other companies will introduce competing encoder products in the future. Although the timing of the production availability of such encoders is uncertain, their availability could have an adverse impact on Semiconductor's encoder product revenues and margins. Semiconductor may also face increased competition in the future from new entrants into its markets. As the markets for Semiconductor's products develop, competition from large semiconductor companies, such as ST-Microelectronics and Philips, and from vertically integrated companies such as Sony, MEC, Toshiba and NEC, may increase significantly. If Semiconductor can offer low-cost hardware solutions, then it may continue to compete with manufacturers of general-purpose microprocessors such as Intel, AMD and Motorola in conjunction with software solutions. The ability of Semiconductor to compete successfully in the rapidly evolving markets for high-performance video compression technology depends on factors both within and outside of its control, including:

     - success in designing and subcontracting the manufacture of new products that implement new technologies, adequate sources of raw materials;

     - protection of Semiconductor products by effective utilization of intellectual property laws;

     - product quality;

     - reliability;

     - price and the efficiency of production;

     - the pace at which customers incorporate Semiconductor's integrated circuits into their products or technologies;

     - success of competitors' products; and

     - general economic conditions.

     A variety of other hardware and software solutions to digital video compression have been introduced. Competitor companies are designing products around these and other alternative approaches. In addition, manufacturers of general-purpose microprocessors, such as Intel, AMD and Motorola and graphics chip manufacturers are positioning their products as offering the capacity to compress digital video into a more compact form. Semiconductor does not know whether system manufacturers will use such processors for video compression applications. While moving picture experts group has become the accepted standard, any of the alternative approaches, individually or collectively, could be adopted on a widespread basis in the emerging video compression market. If this were to happen, Semiconductor's business and results of operations would be materially and adversely affected.

INTELLECTUAL PROPERTY AND LICENSES

     As of December 31, 1999, Semiconductor had 63 issued United States patents and 31 U.S. patent applications pending and has filed certain corresponding applications in certain foreign jurisdictions. These patents expire at various times from 2010 to 2018. Semiconductor intends to continue to seek patents on its technology where appropriate. Notwithstanding its patent position, Semiconductor believes that, in view of the rapid pace of technological change in the semiconductor industry, the technical experience and creative skills of its engineers and other personnel are the most important factors in determining Semiconductor's future technological success. Moreover, while Semiconductor holds or has applied for patents relating to the design of its products, Semiconductor's products are based in part on standards and Semiconductor does not hold patents or other intellectual property rights for such standards.

     In order to defray the cost of developing its products and to develop products with specifications meeting customer requirements, Semiconductor has established development relationships with certain companies. Under these arrangements, these companies provided Semiconductor with development funding and/or technical assistance, and participated with Semiconductor in determining the specifications for the performance requirements of various products. As a result of these relationships, Semiconductor believes it has been able to more rapidly introduce products meeting the demands of these as well as other customers for similar applications. In certain cases, as consideration for such development assistance, Semiconductor has agreed to pay royalties to such customers and generally Semiconductor retains ownership of such products.

EMPLOYEES

     As of December 31, 1999, Semiconductor had approximately 622 employees, 289 of whom are engaged in, or directly support, Semiconductor's research and development, 197 of whom are in sales and marketing, 39 of whom are in operations and 97 of whom are in administration. Semiconductor's employees are not represented by any collective bargaining agreement, and Semiconductor has never experienced a work stoppage. Semiconductor believes its employee relations are good.

     Semiconductor's future success is heavily dependent upon its ability to hire and retain qualified technical, marketing and management personnel. Semiconductor is currently seeking certain additional engineering, marketing and management personnel. Semiconductor's success in the future will depend in part on the successful assimilation of such new personnel. Semiconductor also obtains assistance from customers whose engineers participate in development programs at Semiconductor. The continuing availability of such support is dependent upon a number of factors, including relationships with customers and the ability of such engineers, many of whom are foreign residents, to obtain immigration visas.

MERGERS

     C-Cube Microsystems has entered into an agreement to merge with Harmonic Inc. after the distribution. The effect of the proposed merger is the acquisition of C-Cube Microsystems' DiviCom systems business by Harmonic.

PROPERTIES

     Semiconductor's principal facilities consist of approximately 182,300 square feet of space in three buildings located in Milpitas, California. This space is leased under three leases that expire on various dates through April 14, 2005. Semiconductor believes its existing facilities and other available facilities will be adequate to meet its requirements for at least the next 12 months.

LEGAL PROCEEDINGS

     From time-to-time Semiconductor is party to certain litigation or legal claims. Management has reviewed all pending legal matters and believes that the resolution of such matters will not have a significant adverse effect on Semiconductor's financial position or results of operations.

                      WHERE YOU CAN FIND MORE INFORMATION

     As a result of the distribution, the Securities Exchange Act of 1934 requires Semiconductor to file annual, quarterly and other reports with the Securities and Exchange Commission. Semiconductor intends to provide annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders.

     Semiconductor filed with the Securities and Exchange Commission a registration statement, which includes certain exhibits, under the Securities Act, for the securities issued under this prospectus. This prospectus contains general information about the contents of contracts and other documents filed as exhibits to the registration statement. However, this prospectus does not contain all of the information set forth in the registration statement and the exhibits filed with the registration statement. You should read the registration statement and the exhibits for further information about Semiconductor and the distribution.

     You should rely only on the information in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

     You may read and copy the registration statement and other materials that Semiconductor files with the Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplication fee, by writing to the Securities and Exchange Commission's Public Reference Section. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. The Securities and Exchange Commission filings of Semiconductor are also available to the public on the Securities and Exchange Commission Internet site (http://www.sec.gov).

SELECTED FINANCIAL DATA

     The following selected consolidated financial data for each of the five years in the period ended December 31, 1999 have been derived from the audited consolidated financial statements of the Company. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this report.

                                                                             YEARS ENDED DECEMBER 31,
                                                             --------------------------------------------------------
                                                               1999        1998        1997        1996        1995
                                                             --------    --------    --------    --------    --------
                                                             (IN THOUSANDS, EXCEPT PERCENTAGE AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Product..................................................  $407,648    $351,797    $337,012    $319,758    $123,190
  Development contracts....................................        --          --          --          --       1,412
                                                             --------    --------    --------    --------    --------
        Total..............................................   407,648     351,797     337,012     319,758     124,602
                                                             --------    --------    --------    --------    --------
Costs and expenses:
  Cost of product revenues.................................   181,891     160,839     151,333     144,985      59,253
  Research and development.................................    84,366      74,031      64,204      44,177      14,342
  Selling, general and administrative......................    69,437      60,512      52,732      39,002      19,227
  Purchased in-process technology..........................        --          --          --     131,349       3,800
                                                             --------    --------    --------    --------    --------
        Total..............................................   335,694     295,382     268,269     359,513      96,622
                                                             --------    --------    --------    --------    --------
Income (loss) from operations..............................    71,954      56,415      68,743     (39,755)     27,980
Other income (expense), net................................    10,456       4,239      (1,757)        (28)      2,059
                                                             --------    --------    --------    --------    --------
Income (loss) before income taxes, minority interest and
  extraordinary item.......................................    82,410      60,654      66,986     (39,783)     30,039
Income tax expense.........................................    24,723      18,196      22,895      32,944       4,933
                                                             --------    --------    --------    --------    --------
Income (loss) before minority interest and extraordinary
  item.....................................................    57,687      42,458      44,091     (72,727)     25,106
Minority interest in net income (loss) of subsidiary.......       442        (337)       (248)        318         211
                                                             --------    --------    --------    --------    --------
Income (loss) before extraordinary item....................    57,245      42,795      44,339     (73,045)     24,895
Extraordinary gain on repurchase of convertible notes (net
  of tax)..................................................        33       3,494          --          --          --
                                                             --------    --------    --------    --------    --------
Net income (loss)..........................................  $ 57,278    $ 46,289    $ 44,339    $(73,045)   $ 24,895
                                                             ========    ========    ========    ========    ========
Basic earnings (loss) per share:(1)
  Income (loss) before extraordinary item..................  $   1.44    $   1.14    $   1.21    $  (2.15)   $   0.78
  Extraordinary item (net of tax)..........................        --        0.09          --          --          --
                                                             --------    --------    --------    --------    --------
  Net income (loss) per share..............................  $   1.44    $   1.24    $   1.21    $  (2.15)   $   0.78
                                                             ========    ========    ========    ========    ========
Diluted earnings (loss) per share:(1)
  Income (loss) before extraordinary item..................  $   1.30    $   1.11    $   1.15    $  (2.15)   $   0.74
  Extraordinary item (net of tax)..........................        --        0.09          --          --          --
                                                             --------    --------    --------    --------    --------
  Net income (loss) per share..............................  $   1.30    $   1.19    $   1.15    $  (2.15)   $   0.74
                                                             ========    ========    ========    ========    ========
Shares used in computation:(1)
  Basic....................................................    39,891      37,382      36,497      33,928      31,819
                                                             ========    ========    ========    ========    ========
  Diluted..................................................    44,571      40,754      41,683      33,928      35,000
                                                             ========    ========    ========    ========    ========
PRODUCT GROSS MARGIN DATA:
Net product revenues.......................................  $407,648    $351,797    $337,012    $319,758    $123,190
Cost of product revenues...................................   181,891     160,839     151,333     144,985      59,253
                                                             --------    --------    --------    --------    --------
Product gross margin.......................................  $225,757    $190,958    $185,679    $174,773    $ 63,937
                                                             ========    ========    ========    ========    ========
Product gross margin percentage............................      55.4%       54.3%       55.1%       54.7%       51.9%
                                                             ========    ========    ========    ========    ========
BALANCE SHEET DATA:
Cash and short-term investments............................  $319,653    $207,827    $166,350    $ 82,246    $144,089
Working capital............................................   367,450     220,466     208,391     124,487     158,577
Total assets...............................................   496,309     343,171     304,108     279,515     203,526
Short-term debt and current portion of long-term
  obligations..............................................       742         355         608      25,337       3,093
Long-term obligations, net of current portion..............    18,869      23,557      87,462      87,700      88,010
Stockholders' equity.......................................   398,792     243,375     175,415     118,572      87,535

---------------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the computation of net income (loss) per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW AND BASIS OF PRESENTATION

     While the legal structure of the transaction described in this prospectus is an internal restructuring and spin-off of the semiconductor business and a merger of C-Cube Microsystems, which as restructured, will consist of the DiviCom business, into Harmonic, for accounting purposes the merger is being treated as a distribution of DiviCom's net investment and Semiconductor is being treated as the continuing accounting entity. This is primarily due to the fact that:

     - the historical assets, revenue, profits and employees of C-Cube Semiconductor, Inc. have been greater than those of DiviCom;

     - the corporate management of C-Cube Microsystems will remain employees of Semiconductor; and

     - the C-Cube Microsystems stockholders will receive common stock representing approximately 44% ownership interest in Harmonic in the merger.

     This report contains forward-looking statements. The forward-looking statements involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of certain factors, including those set forth below, those described elsewhere in this report and those described in other reports filed pursuant to the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to those statements marked with an (*) in this report.

YEAR ENDED DECEMBER 31, 1999

     The following table sets forth certain operating data as a percentage of net revenues for the years ended December 31, 1999, 1998 and 1997:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               1999      1998      1997
                                                              ------    ------    ------
Net revenues................................................  100.0%    100.0%    100.0%
                                                              -----     -----     -----
Costs and expenses:
  Cost of product revenues..................................   44.6      45.7      44.9
  Research and development..................................   20.7      21.0      19.1
  Selling, general and administrative.......................   17.0      17.2      15.6
                                                              -----     -----     -----
          Total.............................................   82.3      84.0      79.6
                                                              -----     -----     -----
Income from operations......................................   17.7      16.0      20.4
Other income (expense), net.................................    2.6       1.2      (0.5)
                                                              -----     -----     -----
Income before income taxes, minority interest and
  extraordinary item........................................   20.2      17.2      19.9
Income tax expense..........................................    6.1       5.2       6.8
                                                              -----     -----     -----
Income before minority interest and extraordinary item......   14.2      12.1      13.1
Minority interest in net income (loss) of subsidiary........    0.1      (0.1)     (0.1)
                                                              -----     -----     -----
Income before extraordinary item............................   14.1      12.2      13.2
Extraordinary gain on repurchase of convertible notes (net
  of tax)...................................................     --       1.0        --
                                                              -----     -----     -----
Net income..................................................   14.1%     13.2%     13.2%
                                                              =====     =====     =====

  Merger

     On October 27, 1999, C-Cube Microsystems entered into an agreement and plan of merger and reorganization with Harmonic Inc., a Delaware corporation, following which, subsequent to the spin-off of C-Cube's semiconductor business, C-Cube Microsystems has agreed to merge with and into Harmonic. The merger will be effected through the issuance of 0.5427 shares of Harmonic stock for each share of common stock of C-Cube outstanding immediately prior to the consummation of the merger. The merger is subject to the approval of the stockholders of each company, customary closing conditions and the spin-off of the semiconductor business. The closing is anticipated to take place during the second quarter of

2000.* For further information regarding the financial effects of the merger, see "Liquidity and Capital Resources". For more information about the merger, readers are referenced to C-Cube Microsystems' Form 8-K filed on October 29, 1999.

  Production Capacity

     In the second quarter of 1996, C-Cube Microsystems expanded and formalized its relationship with Taiwan Semiconductor Manufacturing Co., Ltd. to provide chip production capacity in the years 1996 to 2001. The agreement with Taiwan Semiconductor Manufacturing Co., Ltd. provided that Taiwan Semiconductor Manufacturing Co., Ltd. would produce and ship chips to C-Cube Microsystems at specified prices and required C-Cube Microsystems to make two advance payments totaling $49.0 million. An advance payment of $24.5 million was made in June 1996. In May 1997, C-Cube Microsystems amended its agreement with Taiwan Semiconductor Manufacturing Co., Ltd. which resulted in a reduction of C-Cube Microsystems' future chip purchase commitments and the forgiveness of the second advance payment of $24.5 million. In January 1999, C-Cube Microsystems signed a second amendment to its agreement with Taiwan Semiconductor Manufacturing Co., Ltd. which resulted in a refund to C-Cube Microsystems of $11.7 million and an extension of the term of the agreement to 2003. Advance payments associated with chip production capacity rights are amortized over the shorter of the contract period or the actual delivery of chips in relation to the total amount of chips purchased under the agreement. At December 31, 1999, remaining production capacity rights were $6.4 million, of which $1.4 million was included in other current assets and $5.0 million was classified as a non-current asset.

     In the fourth quarter of 1999, C-Cube Microsystems signed a production capacity agreement with United Microelectronics Corporation to provide chip production capacity in the years 2000 to 2002, for which it paid a $20 million refundable payment in January 2000. This deposit allows for certain discounts on purchased capacity based upon the quantities purchased. The agreement does not commit C-Cube Microsystems to purchase chips, but does guarantee the availability of a set capacity of chips at not to exceed prices.

  Net Revenues

     Net revenues increased 15.9% to $407.6 million in 1999 compared to $351.8 million in 1998. This increase was led by growth in sales of DiviCom's encoder products, primarily attributable to:

     - existing customer upgrades to next generation products;

     - contract wins in the cable and satellite markets; and

     - higher selling prices on next generation products, based on design improvements and feature and quality enhancements.

     Semiconductor division revenues increased slightly over 1998; however, the product mix changed significantly. Revenues from digital video disc decoder chips used in consumer applications increased significantly due to higher volume shipments, despite price reductions resulting from increased competition. Revenues from encoder and codec chipsets for set-top, broadcast and editing applications increased due to higher volume shipments. The increases discussed above were largely offset by reductions in video compact disc and Chaoji video compact disc decoder chip revenues due to reduced shipments and increased price competition.

     In 1998, net revenues increased 4.4% to $351.8 million compared to $337.0 million in 1997. Revenue from C-Cube Microsystems' family of encoder products increased due to growth in sales of communications products, which was led by DiviCom and increased sales of the Company's DVxpress and DVxpert families of codecs. Revenue from moving picture experts group-2 decoder chips used primarily in digital set-top boxes and in digital video disc-read only memory on personal computers increased from 1997 due to customers' adoption of C-Cube Microsystems' AViA and ZiVA families of decoder chips and the wider acceptance of the digital video disc format. The Company also had sales from the introduction of its Chaoji video compact disc decoder. These increases were partially offset by a decrease in revenues from moving picture experts group-1 decoder chips used in video compact disc players sold primarily in China, due to price reductions made in response to competitive pricing pressures, partially offset by an increase in unit volumes.

     The sales returns allowance at December 31, 1999 was $6.8 million, decreasing from $13.1 million at December 31, 1998. During 1999, additions to the sales returns allowance were $2.4 million and deductions were $8.8 million. The deductions to the allowance were primarily due to price protection credits given to distributors and other pricing adjustments. The additions to the allowance were to cover price protection, pricing adjustments and stock rotation credits to distributors.

     The sales returns allowance at December 31, 1998 was $13.1 million, increasing from $6.7 million at December 31, 1997. During 1998, additions to the sales returns allowance were $12.6 million and deductions were $6.2 million. The deductions to the allowance were primarily due to price protection credits given to distributors and other pricing adjustments. The additions to the allowance were to cover price protection, pricing adjustments and inventory rotation credits to distributors.

     During 1999 and 1998, no customer accounted for 10% or more of net revenues. During 1997, sales to Sinorex, a distributor, accounted for 20% of C-Cube Microsystems' net revenues.

     International revenues accounted for 60%, 62% and 65% of net revenues in 1999, 1998 and 1997, respectively. International revenues were a significant portion of total revenues primarily due to volume shipments of digital video disc, video compact disc and Chaoji video compact disc players into Asia and an increase in set-top and encoder sales into Europe. C-Cube Microsystems sells products and supports customers internationally through subsidiaries in Hong Kong and Japan. C-Cube Microsystems expects that international revenues will continue to represent a significant portion of net revenues.* C-Cube Microsystems' international sales and manufacturing are subject to changes in foreign political and economic conditions and to other risks, including fluctuations in foreign exchange rates, export/import controls and changes in tax laws, tariffs and freight rates. See "Item 1. Business -- International Business Activities."

  Gross Margin

     C-Cube Microsystems' gross margin percentage increased to 55.4% in 1999 from 54.3% in 1998. This increase was primarily the result of changes in product mix, as the volume of sales of products with higher gross margins, including DiviCom encoders, digital video disc decoders and digital set-top boxes, increased in 1999 over 1998. While the selling prices for semiconductor products have generally declined from 1998, C-Cube Microsystems was able to offset the related impact on gross margin by realizing greater operating efficiencies, including reduced material costs, refinement of its semiconductor fabrication process and the reduction of outside manufacturing costs. C-Cube Microsystems' gross margin percentage decreased to 54.3% in 1998 from 55.1% in 1997. This decrease was due primarily to higher product transition costs and lower average selling prices partially offset by reduced product material costs and a shift in product mix to higher margin encoder products.

     DiviCom's business involves transactions which can vary substantially in the portions of DiviCom manufactured products, third party products and services included in their contract agreements. These variations can cause substantial differences in gross margin from one contract to another. DiviCom has a number of competitors which are divisions of larger corporations. Such corporations may decide from time-to-time to aggressively lower prices of products that compete with DiviCom in order to sell related products or achieve strategic goals. Such strategic pricing by competitors can place strong pricing pressure on DiviCom products in certain transactions, resulting in lower selling prices and gross margins for those transactions.

     The markets into which C-Cube Microsystems sells its semiconductor products are subject to extreme price competition. Thus, C-Cube Microsystems expects to continue to experience declines in the selling prices of its semiconductor products over the life cycle of each product.* In particular, C-Cube Microsystems expects to continue to experience significant price competition in the markets for decoder chips.* In order to offset or partially offset declines in the selling prices of its products, C-Cube Microsystems must continue to reduce the costs of products through:

     - product design changes;

     - manufacturing process changes;

     - volume discounts;

     - yield improvements; and

     - other savings negotiated with its manufacturing subcontractors.

     Since C-Cube Microsystems does not believe that it can continually achieve cost reductions which fully offset the price declines of its products, it expects gross margin percentages to decline for existing products over their life cycles.*

     C-Cube Microsystems does not operate its own manufacturing facilities and must make volume commitments to subcontractors at prices that remain fixed over certain periods of time. Therefore, C-Cube Microsystems may not be able to reduce its costs as rapidly as its competitors who perform their own manufacturing. Failure of C-Cube Microsystems to design and introduce in a timely manner lower cost versions of existing products or higher gross margin new products, or to successfully manage its manufacturing subcontractor relationships, would have a material adverse effect on C-Cube Microsystems' gross margins. C-Cube Microsystems anticipates production capacity at its chip manufacturing facilities to be somewhat constrained during the first half of 2000 due to higher projected industry demand for semiconductor products causing a reduction of available capacity.* As a result, product costs may increase at a rate faster than C-Cube Microsystems can offset those increases with other cost-saving measures, which could adversely affect gross margins for semiconductor products during those periods.*

  Research and Development Expenses

     In 1999, research and development expenses were $84.4 million or 20.7% of net revenues, compared to $74.0 million or 21.0% of net revenues in 1998. The increase in research and development expenses from 1998 is primarily related to an increase in employee-related costs associated with increases in product engineering staff, in addition to increases in costs for development tools and non-recurring engineering. The increase in headcount reflects C-Cube Microsystems' continuing efforts to provide industry leading digital video solutions at the chip and systems levels. In 1998, research and development expenses were $74.0 million or 21.0% of net revenues, compared to $64.2 million or 19.1% of net revenues in 1997. The increase in research and development expenses from 1997 was primarily related to an increase in employee-related costs associated with increases in product engineering staff, partially offset by decreases in start-up and non-recurring engineering costs. C-Cube Microsystems anticipates that absolute levels of research and development expenses will continue to increase in future periods.*

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased to $69.4 million or 17.0% of net revenues in 1999 compared to $60.5 million or 17.2% of net revenues in 1998. The increase from 1998 is primarily related to an increase in employee-related costs associated with increases in sales and marketing staff, and to a lesser extent from higher sales commissions, as a result of the increase in revenues over 1998. The increase in sales and marketing headcount reflects C-Cube Microsystems' efforts to increase its international presence. Selling, general and administrative expenses increased to $60.5 million or 17.2% of net revenues in 1998 compared to $52.7 million or 15.6% of net revenues for 1997. The increase in absolute dollars from 1997 was primarily due to increased travel, staffing and related expenses partially offset by decreased commissions to distributors. C-Cube Microsystems expects that absolute levels of selling, general and administrative expenses will continue to increase in future periods.*

  Other Income (Expense)

     Interest income and other increased to $12.1 million in 1999 compared to $8.5 million in 1998 primarily due to higher average balances of cash and investments in 1999 compared to 1998. Interest income and other increased to $8.5 million in 1998 compared to $4.3 million in 1997 primarily due to higher average balances of cash and investments in 1998 compared to 1997. Interest expense and other decreased to $1.6 million in 1999 compared to $4.3 million in 1998 primarily due to lower average outstanding debt balances due to the repurchase of a significant portion of C-Cube Microsystems' convertible subordinated notes during 1998 and 1999. Interest expense and other decreased to $4.3 million in 1998 compared to $6.0 million in 1997 primarily due to lower average outstanding debt balances due to the repurchase of a significant portion of C-Cube Microsystems' convertible subordinated notes.

  Income Tax Expense

     C-Cube Microsystems provided $24.7 million for income taxes in 1999 on income before taxes, minority interest and extraordinary items of $82.4 million, for an effective tax rate of 30%. In 1998, C-Cube Microsystems provided $18.2 million for income taxes on income before taxes, minority interest and extraordinary items of $60.7 million, for an effective tax rate of 30%. In 1997, C-Cube Microsystems provided $22.9 million for income taxes on income before taxes and minority interest of $67.0 million, for an effective tax rate of 34%. The effective tax rates for 1999, 1998 and 1997 are less than the combined federal and state statutory rate primarily due to tax credits and lower foreign taxes.

  Extraordinary Item

     During 1999, C-Cube Microsystems repurchased $3.4 million of the face value of C-Cube Microsystems' 5.875% subordinated convertible notes due 2005 at 95.5% of the principal amount, with accrued interest to the date of repurchase, and recognized an extraordinary gain of $33,000 (zero effect per diluted share), net of related income taxes of $23,000. During 1998, C-Cube Microsystems repurchased $63.5 million of the face value of the notes at 88.4% of the principal amount, with accrued interest to the date of repurchase, and recognized an extraordinary gain of $3.5 million, or $0.09 per diluted share, net of related income taxes of $2.4 million.

FACTORS THAT MAY AFFECT FUTURE RESULTS

     On October 27, 1999, C-Cube Microsystems entered into an agreement and plan of merger and reorganization with Harmonic Inc., a Delaware corporation, following which, subsequent to the sale or spin-off of C-Cube Microsystems' semiconductor business, C-Cube Microsystems has agreed to merge with and into Harmonic. The consummation of the merger and the sale or spin-off of the semiconductor business may have a material effect on C-Cube Microsystems' financial statements taken as a whole, as the execution of these transactions may contribute to C-Cube Microsystems' results differing from the investment community's expectation in a given quarter. These activities may result in the cancellation of orders and additional charges to earnings. The success of the merger between C-Cube Microsystems and Harmonic may require, among other things, integration or coordination with a different company culture, management team organization and business infrastructure. It may also require the development, manufacture and marketing of C-Cube Microsystems' product offerings with Harmonic's products in a way that enhances the performance of the combined business or product line. Successful integration of the companies depends on a variety of factors, including:

     - the hiring and retention of key employees;

     - management of geographically separate facilities; and

     - the integration or coordination of different research and development and product manufacturing facilities.

     The success of the semiconductor business may depend on a variety of factors, including the hiring and retention of key employees and management team and business infrastructure reorganization. All of these efforts require varying levels of management resources, which may temporarily adversely impact business operations.

     C-Cube Microsystems' quarterly and annual operating results have been, and will continue to be, affected by a wide variety of factors that could have a material adverse effect on revenues and profitability during any particular period including:

     - the timing of revenue recognized under its systems contracts and the level of orders which are received and can be shipped in a quarter;

     - the rescheduling or cancellation of orders by its customers;

     - competitive pressures on selling prices;

     - changes in product or customer mix;

     - availability and cost of chip manufacturing capacity and raw materials;

     - fluctuations in yield;

     - loss of any strategic relationships;

     - C-Cube Microsystems' ability to introduce new products and technologies on a timely basis;

     - unanticipated problems in the performance of C-Cube Microsystems' next generation or cost-reduced products;

     - the ability to successfully introduce products in accordance with original equipment manufacturer design requirements and design cycles;

     - new product introductions by C-Cube Microsystems' competitors;

     - market acceptance of products of both C-Cube Microsystems and its customers;

     - compatibility of new products with emerging digital video standards;

     - purchase commitments for customized components procured in advance of anticipated systems contracts;

     - supply constraints for other components incorporated into its customers' products;

     - credit risk for international customers not using letters of credit;

     - fluctuations in foreign currency exchange rates to the U.S. dollar;

     - the level of expenditures in manufacturing, research and development, and sales;

     - general and administrative functions; and

     - a recent trend of mergers and acquisitions creating larger competitors which may have established market share or greater financial or technical resources than C-Cube Microsystems.*

     In the second half of 2000, Semiconductor expects to derive significant revenue from its next generation digital video disc decoder products.* There can be no assurance that these products will be successfully developed or will achieve market acceptance. The failure of any of these products to be successfully introduced and achieve market acceptance could have a material adverse effect on Semiconductor's business and results of operations.

     In addition, C-Cube Microsystems' operating results are subject to fluctuations in the markets for its customers' products, particularly the consumer electronics and personal computer markets, which have been extremely volatile in the past, and the digital satellite broadcast, cable and wireless cable markets, which are in an early stage, creating uncertainty with respect to product volume and timing. To the extent C-Cube Microsystems is unable to fulfill its customers' purchase orders on a timely basis, these orders may be canceled due to changes in demand in the markets for its customers' products. Historically, C-Cube Microsystems has shipped a substantial portion of its product in the last month of a given quarter. A significant portion of C-Cube Microsystems' expenses are fixed in the short term, and the timing of increases in expenses is based in large part on C-Cube Microsystems' forecast of future revenues. As a result, if revenues do not meet C-Cube Microsystems' expectations, it may be unable to quickly adjust expenses to levels appropriate to actual revenues, which could have a material adverse effect on C-Cube Microsystems' business and results of operations.

     C-Cube Microsystems' dependence on the Asian consumer electronics market has started to decline, and C-Cube Microsystems believes it will either remain stable or continue to decline in the future, as growth in the encoder, digital satellite broadcast, editing, digital cable and wireless cable markets generate larger contributions to revenues.* Nevertheless, the substantial seasonality of sales in the consumer electronics market could impact C-Cube Microsystems' revenues and net income. In particular, C-Cube Microsystems believes that there may be seasonality in the Asia-Pacific region related to the Chinese New Year, which falls within the first calendar quarter, which could result in relatively lower product demand during the second and third quarters of each year.* If in the future the geographic mix of C-Cube Microsystems' sales shifts towards the U.S. and Europe, C-Cube Microsystems would anticipate higher revenues and net income in the third and fourth calendar quarters as system manufacturers in these regions make purchases in preparation for the holiday season, and comparatively less revenues and net income in the first and second calendar quarters.*

     As a result of the foregoing, C-Cube Microsystems' operating results and stock price may be subject to significant volatility, particularly on a quarterly basis. Any shortfall in net revenues or net income from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of C-Cube Microsystems' common stock.

     The market price of C-Cube Microsystems' common stock has fluctuated significantly since its initial public offering in April 1994. The market price of the common stock could be subject to significant fluctuations in the future based on factors such as:

     - announcements of new products by C-Cube Microsystems or its competitors;

     - quarterly fluctuations in C-Cube Microsystems' financial results;

     - quarterly fluctuations in other semiconductor or digital video networking companies' financial results;

     - changes in analysts' estimates of C-Cube Microsystems' financial performance;

     - general conditions in the semiconductor and digital video networking industries;

     - conditions in the financial markets; and

     - general conditions in the global economy which might adversely affect consumer purchasing.

     In addition, the stock market in general has experienced extreme price and volume fluctuations, which have particularly affected the market prices for many high technology companies and which have often been unrelated to the operating performance of the specific companies. The market price of C-Cube Microsystems' common stock has declined substantially from its historic highs, and may continue to experience significant fluctuations in the future.

  Year 2000

     C-Cube Microsystems completed its Year 2000 project as scheduled, including addressing leap year calendar date calculation concerns. As a result of these efforts, to date C-Cube Microsystems has experienced no significant problems with either its own technology or that of its infrastructure providers. C-Cube Microsystems continues to monitor its products, business systems, infrastructure, and manufacturing systems to ensure that latent defects do not manifest themselves over the next few months. In addition, C-Cube Microsystems continues to monitor the impact of the Year 2000 on those suppliers and other third parties on whom C-Cube Microsystems is dependent for key raw materials, components, products, or services. Contingency plans to manage all identified areas of perceived risk will remain in place throughout 2000. Based upon information currently available, C-Cube Microsystems believes that its most reasonably likely worst case Year 2000 scenario would relate to a temporary disruption in the supply of key raw materials, components, products, or services resulting from problems with the systems and services of third parties, rather than with its internal systems or products. The costs incurred to date by

C-Cube Microsystems in connection with its Year 2000 project have not and are not expected to exceed $500,000.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term investments increased to $319.7 million at December 31, 1999 from the $207.8 million at December 31, 1998. Working capital increased to $367.5 million at December 31, 1999 from $220.5 million at December 31, 1998.

     C-Cube Microsystems' operating activities generated cash of $71.9 million in 1999, compared to $98.3 million in 1998, primarily from net income, a reduction of $11.8 million prepaid production capacity rights and increases in accrued liabilities and accounts payable, partially offset by increases in accounts receivable and deferred taxes and a decrease in income taxes payable.

     C-Cube Microsystems' investing activities, exclusive of the sales and maturities and purchases of short-term investments of $222.8 million and $296.1 million, respectively, used cash of $27.0 million, primarily for capital expenditures.

     Cash provided by financing activities was $64.2 million, primarily from proceeds of $67.8 million from the sale of stock of employee stock plans, partially offset by $3.3 million used to repurchase a portion of C-Cube Microsystems' convertible subordinated notes.

     On October 27, 1999, C-Cube Microsystems entered into an agreement and plan of merger and reorganization with Harmonic Inc., a Delaware corporation, following which, subsequent to the spin-off of C-Cube Microsystems' semiconductor business, C-Cube Microsystems has agreed to merge with and into Harmonic. The merger is subject to the approval of the stockholders of each company, customary closing conditions and the spin-off of the semiconductor business. The closing is anticipated to take place during the second quarter of 2000.* The merger agreement specifies that employees must exercise all vested stock options prior to the merger/spin-off date. C-Cube Microsystems expects to receive cash inflows from the remaining option exercises after December 31, 1999 of approximately $83 million.* Cash outflows related to the merger include approximately $22 million of expenses C-Cube Microsystems expects to incur during the second quarter of 2000 for legal, accounting and other direct costs related to the merger.* Cash outflows will also include $60 million to be retained by C-Cube Microsystems upon consummation of the merger, as specified by the merger agreement. In addition, the semiconductor business will incur significant income tax expense for the spin-off transaction. The valuation of the semiconductor business cannot be estimated with any certainty at this time, as it will depend on market factors around the date of the spin-off. If the valuation of the semiconductor business is $975 million, related income tax expense is estimated to be approximately $203 million.* If the valuation of the semiconductor business is $1.1 billion, related income tax expense is estimated to be approximately $288 million.* C-Cube Microsystems estimates that each additional $100 million in valuation will increase the tax liability and reduce cash and retained earnings by approximately $40 million.* C-Cube Microsystems has debt financing available should the valuation of the semiconductor business exceed $1.2 billion.* Readers are referenced to the "Unaudited Pro Forma Financial Statements" presented herein for two pro forma balance sheet presentations based on the possible valuations discussed above. Readers are also referenced to C-Cube Microsystems' Form 8-K filed on October 29, 1999 for more information about the merger.

     At December 31, 1999, C-Cube Microsystems had an available bank line of credit of $30.0 million which expires May 1, 2001. Borrowings bear interest at LIBOR plus 1.25% or the bank's prime rate (8.5% at December 31, 1999). The line of credit agreement requires C-Cube Microsystems, among other things, to maintain a minimum tangible net worth, annual net income (no quarterly loss exceeding $3.0 million) and certain financial ratios. In addition, the bank agreement prohibits the payment of cash dividends. At December 31, 1999, C-Cube Microsystems was in compliance with these covenants, and there were no borrowings under this line.

     In the second quarter of 1996, C-Cube Microsystems expanded and formalized its relationship with Taiwan Semiconductor Manufacturing Co., Ltd. to provide additional chip production capacity in the years

1996 to 2001. The agreement with Taiwan Semiconductor Manufacturing Co., Ltd. provided that Taiwan Semiconductor Manufacturing Co., Ltd. would produce and ship chips to C-Cube Microsystems at specified prices and required C-Cube Microsystems to make two advance payments totaling $49.0 million. An advance payment of $24.5 million was made in June 1996. In May 1997, C-Cube Microsystems amended its agreement with Taiwan Semiconductor Manufacturing Co., Ltd. which resulted in a reduction of C-Cube Microsystems' future chip purchase commitments and the forgiveness of the second advance payment of $24.5 million. In January 1999, C-Cube Microsystems signed a second amendment to its agreement with Taiwan Semiconductor Manufacturing Co., Ltd. which resulted in a refund to C-Cube Microsystems of $11.7 million. Advance payments associated with chip production capacity rights are amortized over the shorter of the contract period or the actual delivery of chips in relation to the total amount of chips purchased under the agreement. Accordingly, the prepaid amount, which has been allocated between current and long-term assets, will be amortized to inventory as chips are received. At December 31, 1999, $1.4 million of the remaining $6.4 million production capacity rights is included in other current assets.

     In the fourth quarter of 1999, C-Cube Microsystems expanded its relationship with United Microelectronics Corporation to provide additional chip production capacity in the years 2000 to 2002. The agreement provides that United Microelectronics Corporation will produce and ship chips to C-Cube at specified prices, for which C-Cube Microsystems paid a refundable deposit of $20 million in January 2000.

     Based on current plans, business conditions and estimations of the valuation of C-Cube Microsystems' semiconductor division, C-Cube Microsystems expects that its cash, cash equivalents and short-term investments together with any amounts generated from operations and available borrowings, will be sufficient to meet C-Cube Microsystems' cash requirements for at least the next 12 months.* However, there can be no assurance that C-Cube Microsystems will not be required to seek other financing sooner or that such financing, if required, will be available on terms satisfactory to C-Cube Microsystems. In addition, C-Cube Microsystems has considered and will continue to consider various possible transactions to secure additional chip manufacturing capacity, which could include, without limitation, equity investments in, prepayments to, non-refundable deposits with or loans to chip manufacturing facilities in exchange for guaranteed capacity, take or pay contracts that commit C-Cube Microsystems to purchase specified quantities of chips over extended periods, joint ventures or other partnership relationships with chip manufacturing facilities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     C-Cube Microsystems is exposed to market risk related to changes in interest rates and foreign currency exchange rates. C-Cube Microsystems does not use derivative financial instruments for speculative or trading purposes.

     Interest Rate Sensitivity. C-Cube Microsystems maintains a short-term investment portfolio consisting mainly of income securities with an average maturity of less than two years. The market value of this portfolio was $175.4 million at December 31, 1999. These available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from current levels at December 31, 1999, the fair value of the portfolio would decline by $1.0 million. C-Cube Microsystems has the ability to hold its fixed income investments until maturity, and therefore C-Cube Microsystems would not expect its operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on its securities portfolio.* C-Cube Microsystems does not hedge any interest rate exposures.

     C-Cube Microsystems has fixed rate long-term debt of approximately $17.6 million, and a hypothetical 10% increase or decrease in current interest rates from levels at December 31, 1999 would not have a material impact on the fair market value of this debt.

     Foreign Currency Exchange Risk. C-Cube Microsystems enters into foreign exchange forward contracts and foreign currency options to hedge certain economic exposures, balance sheet exposures and inter-company balances against future movements in the dollar/yen, dollar/pound and dollar/franc exchange rates. Gains and losses on the forward contracts are largely offset by gains and losses on the underlying exposure. A hypothetical 10% appreciation of the U.S. dollar from December 31, 1999 market rates would increase the unrealized value of C-Cube Microsystems' forward contracts by $0.3 million. Conversely, a hypothetical 10% depreciation of the U.S. dollar from December 31, 1999 market rates would decrease the unrealized value of C-Cube Microsystems' forward contracts by $0.3 million. In either scenario, the gains or losses on the forward contracts are largely offset by the gains or losses on the underlying transactions and consequently a sudden or significant change in foreign exchange rates would not be expected to have a material impact on future net income or cash flows.

     All of the potential changes noted above are based on sensitivity analyses performed on C-Cube Microsystems' financial positions at December 31, 1999. Actual results may differ materially.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The historical financial statements have not been restated to give retroactive effect to the sale of the DiviCom business because that transaction is subject to stockholder approval and therefore does not meet the measurement date criteria for discontinued operations. The unaudited pro forma financial statements have been prepared to give effect to the sale of the DiviCom business as if the transaction had taken place on January 1, 1997.

     The following unaudited pro forma financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations of future periods or the results that actually would have been realized had the semiconductor business been a separate company during the specified periods. The pro forma financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of C-Cube Microsystems, including the notes thereto, included herein.

     The following pro forma financial statements give effect to the proposed spin-off of the DiviCom business. The financial statements of the Semiconductor business exclude the results of operations and financial position of the DiviCom business, which will be spun-off. The pro forma adjustments are preliminary and based on management's estimates. In addition, management is in the process of assessing and formulating its business plans. Management does not know the exact amount of the restructuring costs but does not believe that they will be material. Based on the timing of the closing of the transaction, the finalization of the integration plans and other factors, final pro forma adjustments may differ materially from those presented in these pro forma financial statements.

     Two balance sheets have been presented to give effect to a range of possible results. Presentation (A) shows the estimated effect assuming a $975 million valuation of the semiconductor business. Presentation (B) shows the estimated effect assuming a $1.1 billion valuation of the Semiconductor business. C-Cube Microsystems estimates that each additional $100 million in valuation will reduce cash and retained earnings by approximately $40 million. C-Cube Microsystems has debt financing available should the valuation of the semiconductor business exceed $1.2 billion.

     The pro forma balance sheets assume that the spin-off took place on December 31, 1999. The pro forma statement of operations assumes the spin-off took place as of January 1, 1997.

                                PRESENTATION (A)

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1999

                                                  C-CUBE                                     SEMICONDUCTOR
                                             MICROSYSTEMS INC.     PRO FORMA                   PRO FORMA
                                                HISTORICAL        ADJUSTMENTS                 AS ADJUSTED
                                             -----------------    -----------                -------------
                                                  ASSETS
Current assets:
  Cash, cash equivalents and short-term
     investments...........................      $319,653          $(179,852)(1)(2)(3)         $ 139,801
  Accounts receivable, net of allowances...        74,850            (62,334)(1)                  12,516
  Inventories..............................        19,335            (10,369)(1)                   8,966
  Deferred income taxes....................        14,064             (6,969)(1)(5)                7,095
  Other current assets.....................        17,725             (4,593)(1)                  13,132
                                                 --------          ---------                   ---------
          Total current assets.............       445,627           (264,117)                    181,510
Property and equipment -- net..............        36,293            (15,938)(1)                  20,355
Production capacity rights.................         4,985                 --                       4,985
Distribution rights -- net.................         1,318                 --                       1,318
Purchased technology -- net................         4,194             (1,887)(1)                   2,307
Other assets...............................         3,892             (1,499)(1)                   2,393
                                                 --------          ---------                   ---------
          Total............................      $496,309          $(283,441)                  $ 212,868
                                                 ========          =========                   =========
                                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................      $ 38,882          $ (14,744)(1)               $  24,138
  Accrued liabilities......................        31,129              9,003(1)(4)                40,132
  Income taxes payable.....................         5,503             (2,855)(1)                   2,648
  Deferred revenue.........................         1,921             (1,921)(1)                      --
  Current portion of long-term
     obligations...........................           742                (15)(1)                     727
                                                 --------          ---------                   ---------
          Total current liabilities........        78,177            (10,532)                     67,645
Long-term obligations......................        18,869                (23)(1)                  18,846
Deferred income taxes......................            --             (2,004)(1)                  (2,004)
                                                 --------          ---------                   ---------
          Total liabilities................        97,046            (12,559)                     84,487
                                                 --------          ---------                   ---------
Minority interest in subsidiary............           471                 --                         471
Stockholders' equity:
  Preferred stock..........................            --                 --                          --
  Common stock.............................       323,756            222,148(2)                  545,904
  Accumulated other comprehensive loss.....        (2,204)               190(1)                   (2,014)
  Retained earnings (deficit)..............        77,240           (493,220)(1)(2)(3)(4)(5)    (415,980)
                                                 --------          ---------                   ---------
          Total stockholders' equity.......       398,792           (270,882)                    127,910
                                                 --------          ---------                   ---------
          Total............................      $496,309          $(283,441)                  $ 212,868
                                                 ========          =========                   =========

---------------

(A) Based on a $975 million valuation of the semiconductor business.

                                PRESENTATION (B)

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1999

                                                  C-CUBE                                     SEMICONDUCTOR
                                             MICROSYSTEMS INC.     PRO FORMA                   PRO FORMA
                                                HISTORICAL        ADJUSTMENTS                 AS ADJUSTED
                                             -----------------    -----------                -------------
Current assets:
  Cash, cash equivalents and short-term
     investments...........................      $319,653          $(264,852)(1)(2)(3)         $  54,801
  Accounts receivable, net of allowances...        74,850            (62,334)(1)                  12,516
  Inventories..............................        19,335            (10,369)(1)                   8,966
  Deferred income taxes....................        14,064             (6,969)(1)(5)                7,095
  Other current assets.....................        17,725             (4,593)(1)                  13,132
                                                 --------          ---------                   ---------
          Total current assets.............       445,627           (349,117)                     96,510
Property and equipment -- net..............        36,293            (15,938)(1)                  20,355
Production capacity rights.................         4,985                 --                       4,985
Distribution rights -- net.................         1,318                 --                       1,318
Purchased technology -- net................         4,194             (1,887)(1)                   2,307
Other assets...............................         3,892             (1,499)(1)                   2,393
                                                 --------          ---------                   ---------
          Total............................      $496,309          $(368,441)                  $ 127,868
                                                 ========          =========                   =========
Current liabilities:
  Accounts payable.........................      $ 38,882          $ (14,744)(1)               $  24,138
  Accrued liabilities......................        31,129              9,003(1)(4)                40,132
  Income taxes payable.....................         5,503             (2,855)(1)                   2,648
  Deferred revenue.........................         1,921             (1,921)(1)                      --
  Current portion of long-term
     obligations...........................           742                (15)(1)                     727
                                                 --------          ---------                   ---------
          Total current liabilities........        78,177            (10,532)                     67,645
Long-term obligations......................        18,869                (23)(1)                  18,846
Deferred income taxes......................            --             (2,004)(1)                  (2,004)
                                                 --------          ---------                   ---------
          Total liabilities................        97,046            (12,559)                     84,487
                                                 --------          ---------                   ---------
Minority interest in subsidiary............           471                 --                         471
Stockholders' equity:
  Preferred stock..........................            --                 --                          --
  Common stock.............................       323,756            222,148(2)                  545,904
  Accumulated other comprehensive loss.....        (2,204)               190(1)                   (2,014)
  Retained earnings (deficit)..............        77,240           (578,220)(1)(2)(3)(4)(5)    (500,980)
                                                 --------          ---------                   ---------
          Total stockholders' equity.......       398,792           (355,882)                     42,910
                                                 --------          ---------                   ---------
          Total............................      $496,309          $(368,441)                  $ 127,868
                                                 ========          =========                   =========

---------------
(B) Based on a $1.1 billion valuation of the semiconductor business.

         UNAUDITED PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED INCOME
                          YEAR ENDED DECEMBER 31, 1999

                                                      C-CUBE                             SEMICONDUCTOR
                                                 MICROSYSTEMS INC.     PRO FORMA           PRO FORMA
                                                    HISTORICAL        ADJUSTMENTS         AS ADJUSTED
                                                 -----------------    -----------        -------------
Net revenues:..................................      $407,648          $(185,500)(1)       $222,148
                                                     --------          ---------           --------
Costs and expenses:
  Cost of product revenues.....................       181,891            (93,656)(1)         88,235
  Research and development.....................        84,366            (30,106)(1)         54,260
  Selling, general and administrative..........        69,437            (28,049)(1)         41,388
                                                     --------          ---------           --------
          Total................................       335,694           (151,811)           183,883
                                                     --------          ---------           --------
Income from operations.........................        71,954            (33,689)            38,265
Other income:
  Interest income and other....................        12,067             (1,260)(1)         10,807
  Interest expense and other...................        (1,611)                --             (1,611)
                                                     --------          ---------           --------
          Total................................        10,456             (1,260)             9,196
Income before income taxes, minority interest
  and extraordinary item.......................        82,410            (34,949)            47,461
Income tax expense.............................        24,723            (12,020)(1)         12,703
                                                     --------          ---------           --------
Income before minority interest and
  extraordinary item...........................        57,687            (22,929)            34,758
Minority interest in net income of
  subsidiary...................................           442                 --                442
                                                     --------          ---------           --------
Income before extraordinary item...............        57,245            (22,929)            34,316
                                                     ========          =========           ========
Basic earnings per share:
  Income before extraordinary item.............      $   1.44                              $   0.86
                                                     ========                              ========
Diluted earnings per share:
  Income before extraordinary item.............      $   1.30                              $   0.82
                                                     ========                              ========
Shares:
  Basic........................................        39,891                                39,891
                                                     ========                              ========
  Diluted......................................        44,571                                41,835
                                                     ========                              ========

         UNAUDITED PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED INCOME
                          YEAR ENDED DECEMBER 31, 1998

                                                    C-CUBE                              SEMICONDUCTOR
                                               MICROSYSTEMS INC.     PRO FORMA            PRO FORMA
                                                  HISTORICAL        ADJUSTMENTS          AS ADJUSTED
                                               -----------------    -----------      -------------------
Net revenues:................................      $351,797          $(142,715)(1)        $209,082
                                                   --------          ---------            --------
Costs and expenses:
  Cost of product revenues...................       160,839            (75,088)(1)          85,751
  Research and development...................        74,031            (21,449)(1)          52,582
  Selling, general and administrative........        60,512            (22,559)(1)          37,953
                                                   --------          ---------            --------
          Total..............................       295,382           (119,096)            176,286
                                                   --------          ---------            --------
Income from operations.......................        56,415            (23,619)             32,796
Other income:
  Interest income and other..................         8,511             (1,784)(1)           6,727
  Interest expense and other.................        (4,272)                33              (4,239)
                                                   --------          ---------            --------
          Total..............................         4,239             (1,751)              2,488
Income before income taxes, minority interest
  and extraordinary item.....................        60,654            (25,370)             35,284
Income tax expense...........................        18,196             (8,880)(1)           9,316
                                                   --------          ---------            --------
Income before minority interest and
  extraordinary item.........................        42,458            (16,490)             25,968
Minority interest in net loss of
  subsidiary.................................          (337)                --                (337)
                                                   --------          ---------            --------
Income before extraordinary item.............        42,795            (16,490)             26,305
                                                   ========          =========            ========
Basic earnings per share:
  Income before extraordinary item...........      $   1.14                               $   0.70
                                                   ========                               ========
Diluted earnings per share:
  Income before extraordinary item...........      $   1.11                               $   0.68
                                                   ========                               ========
Shares:
  Basic......................................        37,382                                 37,382
                                                   ========                               ========
  Diluted....................................        40,754                                 38,729
                                                   ========                               ========

         UNAUDITED PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED INCOME
                          YEAR ENDED DECEMBER 31, 1997

                                                         C-CUBE                          SEMICONDUCTOR
                                                    MICROSYSTEMS INC.     PRO FORMA      PRO FORMA AS
                                                       HISTORICAL        ADJUSTMENTS       ADJUSTED
                                                    -----------------    -----------     -------------
Net revenues:.....................................      $337,012          $(118,760)(1)    $218,252
                                                        --------          ---------        --------
Costs and expenses:
  Cost of product revenues........................       151,333            (59,965)(1)      91,368
  Research and development........................        64,204            (17,659)(1)      46,545
  Selling, general and administrative.............        52,732            (15,423)(1)      37,309
                                                        --------          ---------        --------
          Total...................................       268,269            (93,047)        175,222
                                                        --------          ---------        --------
Income from operations............................        68,743            (25,713)         43,030
Other income (expense):
  Interest income and other.......................         4,291               (826)(1)       3,465
  Interest expense and other......................        (6,048)                --          (6,048)
                                                        --------          ---------        --------
          Total...................................        (1,757)              (826)         (2,583)
Income before income taxes and minority
  interest........................................        66,986            (26,539)         40,447
Income tax expense................................        22,895             (9,760)(1)      13,135
                                                        --------          ---------        --------
Income before minority interest...................        44,091            (16,779)         27,312
Minority interest in net loss of subsidiary.......          (248)                --            (248)
                                                        --------          ---------        --------
Net income........................................      $ 44,339          $ (16,779)       $ 27,560
                                                        ========          =========        ========
Earnings per share:
  Basic...........................................      $   1.21                           $   0.76
                                                        ========                           ========
  Diluted.........................................      $   1.15                           $   0.71
                                                        ========                           ========
Shares:
  Basic...........................................        36,497                             36,497
                                                        ========                           ========
  Diluted.........................................        41,683                             38,549
                                                        ========                           ========

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. To carve out results of operations and assets and liabilities associated with the DiviCom business. Expense amounts exclude allocations of general and administrative expenses in accordance with EITF 87-24.

2. To adjust for estimated cash inflows from the exercise of stock options of $83 million and the estimated cash outflows associated with the transfer of cash to Harmonic upon the consummation of the merger agreement. The cash inflows were calculated based on approximately 4.5 million shares at an average exercise price of $18.58 related to vested options that are required to be exercised as part of the merger/spin-off transaction. Regarding cash outflow to DiviCom, the merger agreement specifies that DiviCom will have $60 million in cash after the merger/spin-off is completed.

3. To record the taxes estimated to be incurred upon the distribution of Semiconductor. Estimated taxes under Presentation (A) are $203 million and under Presentation (B) are $288 million. The taxes were projected by multiplying C-Cube's estimated combined state and federal income tax rate by the projected net corporate level gain realized as a result of the internal restructuring transactions and spinoff. This amount was then reduced by certain projected C-Cube overpaid estimated taxes and tax credits. The net corporate level gain was projected by estimating the difference between the projected total implied market capitalization of Semiconductor and the sum of the estimated tax basis of the Semiconductor assets, certain deductions attributable to the projected exercise of C-Cube compensatory stock options exercised on or after October 27, 1999 and on or before the date of the merger, and certain projected capital expenses and other deductions. The spin-off will be taxable to C-Cube Microsystems as a result of Section 355(e) of the Internal Revenue Code because it is undertaken as part of the same plan as the Harmonic merger, which will result in a change of control of C-Cube Microsystems, and also as a result of certain internal restructuring transactions undertaken prior to the distribution of the Semiconductor stock.

4. To record estimated direct expenses of $22 million related to the merger.

5. In connection with the distribution and certain internal restructuring transactions, Semiconductor may realize a tax basis step-up in certain assets. To the extent there is a tax basis step-up in such assets, Semiconductor will record a deferred tax asset with an offset in equity that is not yet recorded in these proforma adjustments.

                                   MANAGEMENT

     The following table lists the names, ages and positions of all directors and executive officers of Semiconductor as of the distribution date. There are no family relationships between any director or executive officer and any other director or executive officer of Semiconductor. Executive officers serve at the discretion of the board of directors.

                  NAME                     AGE                        POSITION
                  ----                     ---                        --------
Umesh Padval.............................  42    President, Chief Executive Officer and Director
Fred Brown...............................  56    Senior Vice President of Worldwide Sales
Fermi Wang, Ph.D. .......................  46    Vice President, Home Media Division
Ray Newstead.............................  53    Vice President, Broadband Network Division
Didier Le Gall, Ph.D. ...................  45    Vice President, Research and Development and Chief
                                                 Technology Officer
Walt Walczykowski........................  48    Vice President, Finance and Chief Financial Officer
Alexandre A. Balkanski, Ph.D. ...........  39    Director
Baryn S. Futa............................  44    Director
Donald McKinney..........................  49    Director
Gregorio Reyes...........................  58    Director
T. J. Rodgers............................  52    Director
Donald T. Valentine......................  67    Director and Chairman

     Mr. Padval begins to serve as President, Chief Executive Officer and Director as of the distribution date. Mr. Padval joined C-Cube Microsystems as President of C-Cube Microsystems' semiconductor division in October 1998. He has over 15 years of broad management experience in the semiconductor industry. His management experience includes business unit, marketing, sales and engineering positions at VLSI Technology and Advanced Micro Devices. Prior to joining C-Cube Microsystems, Mr. Padval served as Senior Vice President and General Manager of the Consumer Digital Entertainment division at VLSI Technology, Inc from May 1997 to October 1998. In this position he managed marketing, engineering, applications and operational aspects of the division which focused on providing solutions into global digital set-top box deployments. From August 1994 to May 1997, Mr. Padval served as Vice President and General Manager for VLSI's Computing Solutions division, which focused on the PC, workstation, mass storage and peripherals market. Before joining VLSI Technology, Mr. Padval worked for Advanced Micro Devices where he held variety of marketing and engineering positions. Mr. Padval holds a bachelor of technology from Indian Institute of Technology in Bombay, an M.S. degree from Pennsylvania State University and an M.S. degree from Stanford University.

     Mr. Brown joined C-Cube Microsystems in December of 1993 as Director of Asia Pacific Sales, and was named Vice President in November 1995. Mr. Brown was promoted to Vice President, Worldwide Sales in May 1998 and Senior Vice President in November 1998. Prior to joining C-Cube Microsystems, he spent eleven years at LSI Logic, most recently as Vice President, Asia Pacific Sales located in Hong Kong. Mr. Brown holds a BSEE degree from Carnegie Institute of Technology (now Carnegie Mellon University).

     Dr. Wang joined C-Cube Microsystems in August 1992 and was named to his current position in October 1999. He had previously headed the PC/CODEC Strategic Business Unit, where he helped enable playback and recordability of digital video in desktop and portable computers. Prior to joining C-Cube, Dr. Wang worked on video compression algorithms for Vitel Semiconductor. As head of one of C-Cube's two Strategic Business Units, Dr. Wang has responsibility for C-Cube's market-leading Silicon solutions for digital video discs, video compact discs and emerging codec-based recordable products like digital video disc recorders and editing. He has also overseen development of C-Cube's exclusive one-chip CODEC solution for applications such as digital video recorders, and is one of the architects of C-Cube's next generation technology. Dr. Wang holds a Ph.D. and a M.S. in electrical engineering from Columbia University and a B.S. in electrical engineering from National Taiwan University.

     Mr. Newstead joined C-Cube Microsystems in November 1999 from NEC Corporation where he had been Vice President and General Manager of the Microprocessor Group. In this position, he focused on consumer market applications including satellite and cable digital set top box and hard disk-based personal video recorder and broadcast applications. He had responsibility for the design-in of MIPS processors and chipset solutions for customers including General Instrument, ATT, Sony, Philips, Cisco, Bay Networks, Ascend, Lucent and Compaq. With 25 years of industry experience, he has held marketing and executive management positions at IDT, National Semiconductor and Adaptec. Mr. Newstead was also a founder and Chief Executive Officer of ATI International. In his position at C-Cube, Mr. Newstead heads one of the company's two Strategic Business Units. He is responsible for the company's initiatives in Broadband communications areas including Internet-enabled digital set-top box applications and broadcast video networks. He holds a bachelor's degree in management from Rochester Institute of Technology.

     Dr. Le Gall joined C-Cube in 1990. In his current role, he has overall responsibility for C-Cube Microsystems' Research and Development Program, which has been responsible for Emmy award-winning technology breakthroughs in digital television technology. Prior to joining C-Cube Microsystems, Dr. Le Gall managed the Visual Communications Group at Bell Communications Research (Bellcore), where he led projects in areas such as HDTV compression. He also worked for Thomson-CSF's Medical Imaging Division. Dr. Le Gall holds a Ph.D. in electrical engineering from UCLA and a master's degree in physics and mathematics from Ecole Centrale de Lyon in France.

     Mr. Walczykowski joined C-Cube Microsystems as Corporate Controller in September 1995, bringing nineteen years of financial management experience. He was promoted to Vice President of Finance and Chief Financial Officer in July 1998. Prior to joining C-Cube Microsystems, Mr. Walczykowski served, from January 1989 to August 1995, as Corporate Controller for Zycad Corporation, a provider of technology and services to designers of integrated circuits and systems. Since starting his career at Arthur Young and Company in San Francisco, Mr. Walczykowski has held key positions at several Northern California high tech companies including Measurex, Dataproducts Corporation, Triad Systems and Friden Alcatel. Mr. Walczykowski holds an M.B.A. and a B.S. in Accounting from San Jose State University.

     Dr. Balkanski co-founded C-Cube Microsystems in July 1988 and served as President and Chief Executive Officer of C-Cube Microsystems from July 1995 until the distribution date. He had previously served as C-Cube Microsystems' Executive Vice President and Chief Operating Officer. Prior to joining C-Cube Microsystems, Dr. Balkanski co-founded and served as President of Diamond Devices, a semiconductor company specializing in Digital Signal Processing. Dr. Balkanski was elected to the Board of Directors of C-Cube Microsystems in April 1993. He serves as an outside director on the board of PMC-Sierra, Inc., a semiconductor company. Dr. Balkanski has a B.A. in physics from Harvard College, and an M.S. in physics and a Ph.D. in business economics from Harvard University.

     Mr. Futa has served on the Board of Directors of C-Cube Microsystems since February 1994. In July 1996, he founded motion picture experts group LA, LLC, a company which was formed to provide licensing access to essential motion picture experts group-2 intellectual property to users of the technology, where he currently serves as Manager and Chief Executive Officer. From September 1988 to June 1996, he served as the Executive Vice President and Chief Operating Officer of Cable Television Laboratories, Inc., a research and development consortium of cable television system operators.

     Mr. McKinney has served on the Board of Directors of C-Cube Microsystems since February 1997. Mr. McKinney, the founder of International Network Services, a network service provider, served as President and Chief Executive Officer and Director of International Network Services from its date of inception in August 1991 until January 1996, and has since served as Chairman of the Board and Chief Executive Officer until July 1998, when he chose to be its Chairman. Mr. McKinney served as the Vice President of Sales and Marketing of Electronics for Imaging Inc., a provider of hardware and software products for the digital color imaging market, from May 1989 to February 1991. Mr. McKinney was the founding Vice President of Sales, Marketing and Customer Service at Silicon Graphics, Inc. Later Mr. McKinney opened Silicon Graphics' international operations and subsequently was General Manager of its original equipment manufacturers Subsystems Division. Mr. McKinney worked for Silicon Graphics,

Inc. from January 1982 to May 1987. Mr. McKinney has also served in various sales, management and consulting positions at Sequoia Capital, Chromatics and International Business Machines Corporation.

     Mr. Reyes has served on the Board of Directors of C-Cube Microsystems since July 1992. Since August 1994, Mr. Reyes has been a private investor and management consultant. From September 1990 to August 1994, he served as Chairman and Chief Executive Officer of Sunward Technologies, Inc., a provider of rigid disk magnetic recording head products for the data storage industry. From March 1986 to August 1990, Mr. Reyes was Chairman and Chief Executive Officer of American Semiconductor Equipment Technologies. Since January 1995, Mr. Reyes has served as Chairman of the Board of Sync Research. Mr. Reyes also serves as a director of Diamond Multimedia and several privately-held companies.

     Mr. Rodgers has served on the Board of Directors of C-Cube Microsystems since January 1994. He founded Cypress Semiconductor Corporation in 1983, where he currently serves as President, Chief Executive Officer and a director.

     Mr. Valentine has served as Chairman of the Board of Directors of C-Cube Microsystems since December 1992. He has been a General Partner of Sequoia Capital, a venture capital firm, since 1974. Mr. Valentine is also Chairman of the Board of Network Appliance, Inc. and Vice Chairman of the Board of Cisco Systems, Inc.

                    EXECUTIVE COMPENSATION AND OTHER MATTERS

SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning the compensation of the Chief Executive Officer of C-Cube Microsystems and the four other most highly compensated executive officers of C-Cube Microsystems as of December 31, 1999:

                           SUMMARY COMPENSATION TABLE

                                             ANNUAL COMPENSATION             LONG-TERM
                                     -----------------------------------    COMPENSATION
                                                            OTHER ANNUAL       AWARDS       ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR   SALARY     BONUS(1)    COMPENSATION     OPTIONS(#)    COMPENSATION
---------------------------   ----   -------    --------    ------------    ------------   ------------
Alexandre A. Balkanski......  1999   312,500    346,500        7,200(2)       200,000           0
  President and Chief         1998   216,329    294,250        6,975(2)       200,000           0
  Executive Officer           1997   207,500     79,744        5,400(2)       400,000           0
Umesh Padval................  1999   268,750    258,218            0          100,000           0
  President, Semiconductor    1998    55,929(3) 175,000            0          500,000           0
  Division
Tom Lookabaugh..............  1999   259,791    150,000            0          100,000           0
  President, DiviCom Inc.,    1998   232,234    142,906            0          210,600(4)        0
  a wholly owned subsidiary   1997   180,000(5)  45,000            0          127,000(4)        0
  of the Company
Frederick Brown IV..........  1999   200,000     92,432        7,200(2)             0           0
  Senior Vice President,      1998   173,752(6) 205,557(7)     7,200(2)        95,000           0
  Worldwide Sales             1997   150,000(6) 101,992        7,200(2)       100,000           0
Richard Foreman.............  1999   182,500    107,771            0           20,000           0
  Vice President, Chief       1998   172,500     88,275            0           20,000           0
  Information Officer and     1997   161,250     21,930            0           40,000           0
  Corporate Secretary

---------------
(1) The amounts shown under the Bonus column represents cash bonuses earned for the indicated fiscal years.

(2) Consists of car allowances.

(3) Mr. Padval was hired as President, Semiconductor Division in October 1998.

(4) Includes options granted to Mr. Lookabaugh's spouse, an employee of C-Cube Microsystems, deemed to be beneficially owned by Mr. Lookabaugh.

(5) Mr. Lookabaugh has served as President of DiviCom Inc. since December 1997. Mr. Lookabaugh's compensation for the period prior to his appointment to President of DiviCom includes compensation he received while serving as Senior Vice President and General Manager of DiviCom from March 1997 to December 1997.

(6) Mr. Brown has served as Senior Vice President, Worldwide Sales since November 1998. Mr. Brown's compensation for the period prior to his appointment to Senior Vice President, Worldwide Sales includes compensation he received while serving as Vice President, Worldwide Sales from May 1998 to November 1998, and while serving as Vice President, Asia Pacific Sales for the period prior.

(7) Includes a retention bonus of $100,000, of which $50,000 was vested on December 31, 1999 and $50,000 will be vested on December 31, 2000, provided Mr. Brown is an employee of C-Cube Microsystems on that date.

     C-Cube Microsystems does not have employment contracts with any of the persons named in the Summary Compensation Table, or any defined benefit or actuarial plan under which benefits are determined primarily by final compensation or average final compensation and years of service.

STOCK OPTION GRANTS

     The following table provides the specified information concerning grants of options to purchase the C-Cube Microsystems' common stock made during the year ended December 31, 1999 to the persons named in the Summary Compensation Table:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                    INDIVIDUAL GRANTS IN FISCAL 1999
                              ---------------------------------------------
                                        % OF TOTAL                            POTENTIAL REALIZABLE VALUE
                                         OPTIONS                              AT ASSUMED ANNUAL RATES OF
                                        GRANTED TO   EXERCISE                  STOCK PRICE APPRECIATION
                              OPTIONS   EMPLOYEES     OR BASE                     FOR OPTION TERM(2)
                              GRANTED   IN FISCAL      PRICE     EXPIRATION   --------------------------
            NAME                (#)        YEAR      ($/SH)(1)      DATE        5% ($)         10% ($)
            ----              -------   ----------   ---------   ----------   -----------    -----------
Alexandre A. Balkanski......  200,000      4.1        19.1250     04/02/09     2,405,522      6,096,065
Fred Brown..................        0      0.0             --           --             0              0
Umesh Padval................  100,000      2.0        19.1250     04/02/09     1,202,761      3,048,032
Tom Lookabaugh..............  100,000      2.0        19.1250     04/02/09     1,202,761      3,048,032
Richard Foreman.............   20,000      0.4        19.1250     04/02/09       240,552        609,606

---------------
(1) Options were granted at an exercise price equal to the fair market value per share of C-Cube's common stock as of the date of the grant.

(2) Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission and do not represent C-Cube Microsystems' estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any appreciation in the price of the common stock from the date of grant to date.

STOCK OPTION EXERCISES

     The following table provides the specified information concerning exercises of options to purchase the C-Cube Microsystems' common stock in the year ended December 31, 1999, and unexercised options held as of December 31, 1999, by the persons named in the Summary Compensation Table:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                           AND FISCAL YEAR-END VALUES

                                                                                        VALUE OF UNEXERCISED
                                                                                            IN-THE-MONEY
                                                                                       OPTIONS AT 12/31/99(2)
                                                          NUMBER OF UNEXERCISED      ---------------------------
                              SHARES        VALUE          OPTIONS AT 12/31/99
                            ACQUIRED ON    REALIZED    ---------------------------   EXERCISABLE   UNEXERCISABLE
           NAME              EXERCISE       ($)(1)     EXERCISABLE   UNEXERCISABLE       ($)            ($)
           ----             -----------   ----------   -----------   -------------   -----------   -------------
Alexandre A. Balkanski....    249,352     10,510,731     697,733        526,667      28,547,554     20,575,846
Umesh Padval..............          0              0     133,334        466,666       6,260,447     21,802,053
Tom Lookabaugh(3).........      6,744        153,426     204,167        340,833       8,776,057     14,851,443
Frederick Brown IV........          0              0     158,247        135,871       7,334,881      5,888,546
Richard Foreman...........          0              0     148,485         91,515       6,950,897      3,904,103

---------------
(1) Based upon the market price of the purchased shares on the exercise date less the option exercise price paid for such shares.

(2) Based upon the market price of $62.25 per share, which was the closing price per share of common stock on the Nasdaq National Market on December 31, 1999, less the option exercise price payable per share.

(3) Includes options held by Mr. Lookabaugh's spouse, an employee of C-Cube Microsystems, deemed to be beneficially owned by Mr. Lookabaugh.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information, as of February 4, 2000, with respect to the beneficial ownership of C-Cube Microsystems' common stock by:

     - all persons known by C-Cube Microsystems to be the beneficial owners of more than 5% of the outstanding common stock of C-Cube Microsystems;

     - each director of C-Cube Microsystems;

     - the Chief Executive Officer and the four other most highly compensated executive officers of C-Cube Microsystems as of December 31, 1999, whose salary and incentive compensation for the fiscal year ended December 31, 1999 exceeded $100,000; and

     - all executive officers and directors of C-Cube Microsystems as a group:

                                                                      SHARES OWNED
                                                                 -----------------------
                                                                 NUMBER OF    PERCENTAGE
FIVE-PERCENT STOCKHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS (1)   SHARES       OF CLASS
---------------------------------------------------------------  ---------    ----------
FIVE-PERCENT STOCKHOLDERS:
Entities affiliated with J. & W. Seligman & Co.
  Incorporated(2).............................................   4,574,900       9.9%
  100 Park Avenue -- 8th Floor
  New York, New York 10017
Capital Group International, Inc.(3)..........................   2,646,110       5.7%
  11100 Santa Monica Blvd. -- 15th Floor
  Los Angeles, California 90025

DIRECTORS AND EXECUTIVE OFFICERS:
Alexandre A. Balkanski(4).....................................   1,302,141       2.8%
Donald T. Valentine(5)........................................   1,129,083       2.4%
Tom Lookabaugh(6).............................................     304,579         *
Frederick Brown IV(7).........................................     183,253         *
Umesh Padval(8)...............................................     169,643         *
Richard Foreman(9)............................................     168,022         *
T. J. Rodgers(10).............................................     142,613         *
Walter Walczykowski(11).......................................      82,730         *
Baryn S. Futa(12).............................................      70,626         *
Donald McKinney(13)...........................................      40,101         *
Gregorio Reyes(14)............................................      39,971         *
All executive officers and directors as a group (11
  persons)(15)................................................   3,632,762       7.9%

---------------
  *  Represents less than 1%

 (1) The persons named in this table have the sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Unless otherwise indicated, the business address of each of the beneficial owners listed in this table is 1778 McCarthy Boulevard, Milpitas, California 95035.

 (2) Based on a filing with the Securities and Exchange Commission dated October 7, 1999, reporting beneficial ownership as of October 7, 1999. This joint filing was made by J. & W. Seligman & Co. Incorporated on behalf of Seligman Communications and Information Fund, Inc. and William C. Morris. The filing states that Mr. Morris is the owner of the majority of outstanding voting securities of J. & W. Seligman, and that J. & W. Seligman is the investment advisor to the Seligman Fund; therefore, the 4,574,900 shares held by J. & W. Seligman are deemed to be beneficially owned by Mr. Morris.

 (3) Based on a filing with the Securities and Exchange Commission dated February 10, 2000, reporting beneficial ownership as of December 31, 1999, according to the Schedule 13G, Capital Group does not have investment power or voting power over any of the securities reported; however, Capital Group may be deemed to beneficially own such securities by virtue of Rule 13d-3 under the Act.

 (4) Includes 764,400 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.

 (5) Includes 44,168 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000. Mr. Valentine is a general partner of certain entities affiliated with Sequoia Capital and, therefore, may be deemed to beneficially own the 920,687 shares of Common Stock held by such entities. However, Mr. Valentine disclaims beneficial ownership of all such shares held by entities affiliated with Sequoia Capital, except those shares as to which he has a direct pecuniary interest.

 (6) Includes 236,781 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.

 (7) Includes 172,004 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.

 (8) Includes 166,667 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.

 (9) Includes 118,454 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.

(10) Includes 136,251 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.

(11) Includes 79,783 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.

(12) Includes 70,624 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.

(13) Includes 38,749 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.

(14) Includes 34,168 shares subject to options that are presently exercisable or will become exercisable within 60 days of February 4, 2000.

(15) Includes an aggregate of 1,862,049 shares subject to options that are presently exercisable or will become exercisable by all executive officers and directors as a group within 60 days of February 4, 2000, including those shares listed in footnotes 3-13.

           ARRANGEMENTS BETWEEN C-CUBE MICROSYSTEMS AND SEMICONDUCTOR


     We have provided below a summary description of the master separation and distribution agreement, effective as of May 2, 2000, or the separation agreement, and the key related agreements. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.


MASTER SEPARATION AND DISTRIBUTION AGREEMENT

     The master separation and distribution agreement contains the key provisions relating to the separation and the distribution.


     The Separation. The separation is scheduled to occur on or around May 2, 2000. On or before the separation date, C-Cube Microsystems and Semiconductor will sign the general assignment and assumption agreement which provides for the transfer to Semiconductor (or companies to be owned by Semiconductor) of assets and liabilities from C-Cube Microsystems, effective on the separation date. C-Cube Microsystems will deliver additional agreements governing various interim and ongoing relationships between C-Cube Microsystems and us following the separation date. The ancillary agreements include:


     - a general assignment and assumption agreement;

     - an employee matters agreement;

     - a tax sharing agreement;

     - a transitional services agreement;

     - a real estate matters agreement;

     - a master confidential disclosure agreement; and

     - an indemnification and insurance matters agreement.

To the extent that the terms of any of these ancillary agreements conflict with the separation agreement, the terms of these agreements govern. These agreements are described more fully below.

     Cash to be Transferred to Semiconductor. C-Cube Microsystems will provide to Semiconductor all cash of C-Cube Microsystems and its subsidiaries (other than Semiconductor) other than the following amounts which will be retained by C-Cube Microsystems:

     - sixty million dollars ($60,000,000);

     - cash to pay all taxes of C-Cube Microsystems and its subsidiaries accrued through the separation date (but not including taxes related to the spin-off of Semiconductor);

     - cash in an amount sufficient to pay the fees and expenses associated with the transactions contemplated by the merger agreement, including, but not limited to, the fees and expenses of C-Cube Microsystems' investment bankers, attorneys, accountants and other professional advisors;

     - cash to pay the corporate tax liability arising in connection with the spin-off of Semiconductor; and

     - cash in an amount sufficient to make all severance payments to any employee of C-Cube Microsystems who will not be employed by either Semiconductor or Harmonic after the merger.

     The Distribution. On or prior to the date the distribution is effective, C-Cube Microsystems intends to distribute the shares of common stock of Semiconductor that C-Cube Microsystems holds to C-Cube Microsystems stockholders. C-Cube Microsystems may, in its sole discretion, change the distribution date. C-Cube Microsystems intends to consummate the distribution only if the following conditions are met (any of which may be waived by C-Cube Microsystems):

     - all required government approvals must be in effect; and

     - no legal restraints must exist preventing the distribution.

     Covenants Between C-Cube Microsystems and Semiconductor. In addition to signing documents that transfer control and ownership of various assets and liabilities of C-Cube Microsystems relating to our business, we have agreed with C-Cube Microsystems to enter into additional service level agreements, exchange information, engage in certain auditing practices and resolve disputes in particular ways.

     Information Exchange. Both C-Cube Microsystems and we have agreed to share information with each other, at no cost to the requesting party, for the following purposes, unless the sharing would be commercially detrimental:

     - Each party has agreed to maintain adequate internal accounting to allow the other party to satisfy its own reporting obligations and prepare its own financial statements.

     - Each party will retain records that may be beneficial to the other party for a specified period of time. If the records are going to be destroyed, the destroying party will give the other party an opportunity to retrieve all relevant information from the records.

     - Each party will do its best to provide the other party with personnel, directors, officers or agents who may be used as witnesses in legal proceedings.

     Dispute Resolution. If problems arise between us and C-Cube Microsystems, we have agreed to the following procedures:

     - The parties will make a good faith effort to first resolve the dispute through negotiation.

     - If negotiations fail, the parties agree to attempt to resolve the dispute through non-binding mediation.

     - If mediation fails, the parties can resort to litigation. In addition, nothing prevents either party acting in good faith from initiating litigation at any time if failure to do so would substantially disadvantage the party.

     Termination of the Agreement. Both C-Cube Microsystems and Semiconductor must agree to terminate the separation agreement and all ancillary agreements at any time between the closing of this offering and the distribution.

GENERAL ASSIGNMENT AND ASSUMPTION AGREEMENT

     The general assignment and assumption agreement identifies the assets C-Cube Microsystems will transfer to us and the liabilities we will assume from C-Cube Microsystems in the separation. The agreement also describes when and how these transfers and assumptions will occur.

     Asset Transfer. Effective on the separation date, C-Cube Microsystems will transfer the following assets to us, except as provided in an ancillary agreement or other agreement:

     - all assets reflected on our unaudited consolidated balance sheet as of September 30, 1999, minus any assets disposed of after September 30, 1999;

     - all written off, expensed or fully depreciated assets that would have appeared on our balance sheet as of September 30, 1999 if we had not written off, expensed or fully depreciated them;

     - all assets that C-Cube Microsystems acquired after September 30, 1999 that would have appeared in our financial statements as of the separation date if we prepared such financial statements using the same principles we used in preparing our balance sheet dated September 30, 1999;

     - all assets that our business primarily uses as of the separation date but are not reflected in our balance sheet as of September 30, 1999 due to mistake or omission;

     - all claims or other rights of C-Cube Microsystems or the Semiconductor business that primarily relate to the Semiconductor business;

     - all rights under all contracts in which C-Cube Microsystems is a party or by which any of its assets is bound;

     - all computers, desks, equipment and other assets used primarily by employees of C-Cube Microsystems who will become our employees due to the separation;

     - all accounts receivable and other rights to payment for goods and services payable to C-Cube Microsystems as of the separation date;

     - all rights in the trade and service marks and domain names incorporating or based on the name "C-CUBE";

     - all Intellectual Property owned or transferable by C-Cube Microsystems or Semiconductor that arises out of the activities of, or that is primarily related to, Semiconductor, including all Intellectual Property listed on Schedule A to this agreement, and all rights to sue for, recover and retain any damages from any third party's infringement of any such Intellectual Property rights;

     - cash or cash equivalents, bank accounts, lock boxes and other deposit arrangements;

     - all outstanding shares of all subsidiaries conducting Semiconductor business that are currently owned directly by C-Cube Microsystems;

     - specified rights under existing insurance policies; and

     - other specified assets.

     Excluded Assets. The general assignment and assumption agreement also provides that C-Cube Microsystems will not transfer certain assets to us, including the C-Cube Microsystems registered intellectual property as set forth in the merger agreement related to the DiviCom business.

     Assumption of Liabilities. Effective on the separation date, we will assume the following liabilities from C-Cube Microsystems, except as provided in an ancillary agreement or other agreement:

     - all liabilities reflected as liabilities on our unaudited consolidated balance sheet as of September 30, 1999, minus any liabilities that were discharged after such date of the balance sheet;

     - all liabilities of C-Cube Microsystems that arise after September 30, 1999, that would have appeared in our financial statements as of the separation date if we prepared such financial statements using the same principles we used in preparing our balance sheet of Semiconductor as of September 30, 1999;

     - all liabilities that are primarily related to or primarily arise out of our business, or the operation of any business conducted by us, at the separation date but are not reflected in our balance sheet as of September 30, 1999 due to mistake or omission;

     - any liability of C-Cube Microsystems or Semiconductor that primarily related to the semiconductor business, including any liability for corporate taxes incurred in connection with the spin-off and any liability for taxes attributable to our pre-merger operations;

     - all liabilities (other than taxes) primarily resulting from the operation of our business, or resulting from any asset that C-Cube Microsystems transferred to us;

     - all liabilities arising out of specified terminated, divested or discontinued businesses and operations specifically set forth in the merger agreement;

     - all fees and expenses of C-Cube Microsystems incurred in connection with the merger;

     - all accounts payable and other obligations of payment for goods or services purchased, leased or otherwise received in the conduct of the semiconductor business;

     - all employee compensation liabilities relating to employees of the semiconductor business;

     - all severance payments and related liabilities arising out of the termination of employees that will not continue to be employed by either Semiconductor or Harmonic; and

     - other specified liabilities.

     Excluded Liabilities. The general assignment and assumption agreement provides that we will not assume specified liabilities, including:

     - all liabilities to the extent that it is covered by a C-Cube Microsystems insurance policy under which the Semiconductor business is not entitled to benefits;

     - all liabilities of pre-spin-off taxes not attributable to the semiconductor business that result from audits or similar adjustments; and

     - all agreements and obligations of C-Cube Microsystems under the agreements governing the distribution.

     Terms of Other Ancillary Agreements Govern. To the extent that another ancillary agreement expressly provides for the transfer of an asset or an assumption of a liability, the terms of such other ancillary agreement will determine the manner of the transfer and assumption.

     Obtaining Approvals and Consents. The parties agree to use all reasonable efforts to obtain any required consents, substitutions or amendments required to novate or assign all rights and obligations under any contracts that will be transferred in the separation.

     Nonrecurring Costs and Expenses. Any nonrecurring costs and expenses that are not allocated in the separation agreement or any other ancillary agreement shall be the responsibility of the party that incurs the costs and expenses.

INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT

     General Release of Pre-Separation Claims. Effective as of the separation date, we will release C-Cube Microsystems and its affiliates, agents, successors and assigns, and C-Cube Microsystems will release us, and our affiliates, agents, successors and assigns, from any liabilities arising from events occurring on or before the separation date, including events occurring in connection with the activities to implement the separation, the merger and the distribution. This provision will not impair a party from enforcing the separation agreement, any ancillary agreement or any arrangement specified in any of these agreements.

     Indemnification. The indemnification and insurance matters agreement also contains provisions governing indemnification. In general, we have agreed to indemnify C-Cube Microsystems and its affiliates, agents, successors and assigns from all liabilities arising from:

     - our business, any of our liabilities or any of our contracts; and

     - any breach by us of the separation agreement or any ancillary agreement.

    C-Cube Microsystems has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from:

     - C-Cube Microsystems' business other than the businesses transferred to us in the separation; and

     - any breach by C-Cube Microsystems of the separation agreement or any ancillary agreement.

     The indemnifying party will make all indemnification payments net of insurance proceeds that the indemnified party receives. The agreement also contains provisions governing notice and indemnification procedures.

EMPLOYEE MATTERS AGREEMENT

     Semiconductor and C-Cube Microsystems will enter into an employee matters agreement to allocate assets, liabilities and responsibilities relating to current and former employees of Semiconductor and their participation in the benefit plans, including stock plans, that C-Cube Microsystems currently sponsors and maintains.

     All eligible Semiconductor employees will continue to participate in the C-Cube Microsystems benefit plans on comparable terms and conditions to those for C-Cube Microsystems employees until Semiconductor establishes comparable benefit plans for current and former, as applicable, Semiconductor employees. Semiconductor intends to establish these plans no later than the time of the distribution.

     Once Semiconductor establishes its own corresponding benefit plans, Semiconductor may modify or terminate each such plan in accordance with the terms of the plan and Semiconductor policies. No Semiconductor benefit plan will provide benefits that overlap benefits under the corresponding C-Cube Microsystems benefit plan at the time of the distribution. Each Semiconductor benefit plan will provide that all service, compensation and other benefit determinations that, as of the distribution, were recognized under the corresponding C-Cube Microsystems benefit plan will be taken into account under that Semiconductor benefit plan.

     Each Semiconductor benefit plan will assume any liabilities under the corresponding C-Cube Microsystems benefit plan for Semiconductor active and former employees. Assets relating to the employee liabilities will also be transferred to Semiconductor or the related Semiconductor plans and trusts and other funding vehicles associated with Semiconductor's benefit plans.

     Options. All vested options to purchase C-Cube Microsystems common stock held by Semiconductor employees will terminate on the date of the separation. All unvested options to purchase C-Cube Microsystems common stock held by Semiconductor employees will be replaced with substitute options to purchase Semiconductor common stock, also referred to as spin-off Semiconductor options. The number of shares and the exercise price of options to purchase C-Cube Microsystems common stock that convert into spin-off Semiconductor options will be adjusted using a conversion formula. The conversion formula will be based on the trading per-share price of C-Cube Microsystems common stock and the trading per-share price of Semiconductor common stock following the distribution. The resulting spin-off Semiconductor options will maintain the original vesting provisions and option period.

     All options held by non-employee directors of C-Cube Microsystems will accelerate immediately prior to the merger with Harmonic and become exercisable for all of the shares of C-Cube Microsystems common stock then subject to the option. Immediately upon the merger, each such non-employee director option will terminate.

     Stock Purchase Plan. We anticipate that Semiconductor employees will continue to participate in the C-Cube Microsystems stock purchase plan until the distribution. On or before the distribution Semiconductor will adopt a stock purchase plan that is comparable to the C-Cube Microsystems stock purchase plan.

TAX SHARING AGREEMENT


     C-Cube Microsystems, Semiconductor and Harmonic have entered into a tax sharing agreement providing for each of the party's obligations concerning various tax liabilities. Consistent with the Merger Agreement, the tax sharing agreement provides that Semiconductor will pay all federal, state, local and foreign taxes attributable to any taxable period or portion of a taxable period ending on or prior to the Effective Time and all taxes related to the distribution of the Semiconductor stock and related transactions. Further, Semiconductor is obligated to indemnify C-Cube Microsystems and Harmonic for all increases in taxes related to the Semiconductor business prior to the spin-off or taxes incurred in connection with the spin-off, and for all increases in taxes (up to the amount of certain research and development credits) related to the DiviCom business prior to the spin-off.


     The tax sharing agreement further provides for cooperation with respect to tax matters, the exchange of information and the retention of records which may affect the income tax liability of either party.

REAL ESTATE MATTERS AGREEMENT

     The real estate matters agreement addresses real estate matters relating to the C-Cube Microsystems properties that C-Cube Microsystems will transfer to or share with Semiconductor. The agreement describes the manner in which C-Cube Microsystems will transfer to or share with Semiconductor various leased properties, including the following types of transactions:

     - assignments to Semiconductor of C-Cube Microsystems' leases for specified leased properties; and

     - subleases back to C-Cube Microsystems by Semiconductor of portions of specified leased properties to be assigned to us.

     The real estate matters agreement includes a description of each property to be transferred to or shared with Semiconductor for each type of transaction. The standard forms of the proposed transfer documents (e.g., assignment and sublease) are contained in schedules.

     The real estate matters agreement also requires both parties to use reasonable efforts to obtain any landlord consents required for the proposed transfers of leased sites, including C-Cube Microsystems paying commercially reasonable consent fees and negotiating other commercially reasonable amendments to the leases, if required by the landlords, and Semiconductor agreeing to provide the security required under the applicable leases.

     The real estate matters agreement further provides that Semiconductor will be required to accept the transfer of all sites allocated to Semiconductor, even if a site has been damaged by a casualty before the separation date. Transfers with respect to leased sites where the underlying lease is terminated due to casualty or action by the landlord prior to the separation date will not be made, and neither party will have any liability related thereto.

     The real estate matters agreement also gives the parties the right to change the allocation and terms of specified sites by mutual agreement based on changes in the requirements of the parties. The real estate matters agreement provides that all reasonable costs required to effect the transfers (including landlord consent fees and landlord attorneys' fees) will be paid by C-Cube Microsystems.

MASTER TRANSITIONAL SERVICES AGREEMENT

     Semiconductor will enter into a transitional services agreement with C-Cube Microsystems covering the provision of various transitional services, including telecommunications, networks, enterprise applications and other services by Semiconductor to C-Cube Microsystems and, if necessary in certain circumstances, vice versa. Except for the items for which substantially all of the use is by or for the benefit of the DiviCom business, all infrastructure hardware and software (including, but not limited to, telecommunications, networks, servers, desktop computers and enterprise applications, unless prohibited by a third party) shall be owned by Semiconductor. The services to be provided will generally be provided for a fee equal to the actual direct and indirect costs of providing the services plus 10%. The transition services agreement will generally have a term of two years or less from the date of separation.

                    DESCRIPTIONS OF EMPLOYEE BENEFITS PLANS

2000 STOCK PLAN

     Semiconductor intends to adopt a 2000 stock plan to provide for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options to employees, directors and consultants. The total number of shares of our common stock that Semiconductor will reserve for issuance under the 2000 stock plan equals 25,000,000 shares, plus annual increases will be added to the 2000 stock plan, beginning in 2001, equal to the lesser of 2,000,000 shares, 3% of the outstanding shares or a lesser amount determined by the board of directors.

  Administration

     Semiconductor's board of directors or a committee of the board of directors will administer the 2000 stock plan. The administrator of our 2000 stock plan will have the power to determine among other things:

     - the terms of the options granted, including the exercise price of the option;

     - the number of shares subject to each option;

     - the exercisability of each option; and

     - the form of consideration payable upon the exercise of each option.

  Options

     The exercise price of all incentive stock options granted under the 2000 stock plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options granted under the 2000 stock plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of Semiconductor common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 2000 stock plan may not exceed ten years.

     During any fiscal year, each optionee may be granted options to purchase a maximum of 500,000 shares. In addition, in connection with an optionee's initial employment with Semiconductor, such optionee may be granted an option covering an additional 500,000 shares.

     Options granted under the 2000 stock plan must generally be exercised within three months after the end of optionee's status as an employee, director or consultant of Semiconductor, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term.

  Transferability of Options

     Unless determined otherwise by the administrator, options granted under the 2000 stock plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by such optionee.

  Adjustments upon Certain Transfers of Control

     The 2000 stock plan provides that in the event of a transfer of control of Semiconductor, which includes certain mergers or consolidations of Semiconductor or a sale of all or substantially all of Semiconductor's assets or stock, each option shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options are not assumed or substituted for by the successor corporation, the options will terminate.

  Amendment and Termination of the 2000 Stock Plan

     The administrator will have the authority to amend, suspend or terminate the 2000 stock plan, so long as no such action affects any shares of common stock previously issued and sold or any option previously granted under the 2000 stock plan. Unless terminated sooner, the 2000 stock plan will terminate automatically ten years from the date of its adoption.

2000 EMPLOYEE STOCK PURCHASE PLAN

     Semiconductor intends to adopt a 2000 employee stock purchase plan to encourage employee stock ownership. The total number of shares of Semiconductor common stock that will be reserved for issuance under the 2000 employee stock purchase plan equals 500,000 shares, plus annual increases will be added to the 2000 employee stock purchase plan, beginning in 2001, equal to the lesser of 500,000 shares, 1% of the outstanding shares or a lesser amount determined by Semiconductor's board of directors.

  Structure of the 2000 Employee Stock Purchase Plan

     The 2000 employee stock purchase plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period which will commence on the first trading day following the distribution and continue until January 31, 2002.

  Eligibility

     Employees are eligible to participate if they are customarily employed by Semiconductor or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, employees may not be granted an option to purchase stock under the 2000 employee stock purchase plan if they either:

     - immediately after grant, own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

     - hold rights to purchase stock under our employee stock purchase plans which exceeds $25,000 worth of stock for each calendar year.

  Purchases

     The 2000 employee stock purchase plan permits participants to purchase our common stock through payroll deductions of up to 10% of the participant's compensation. Compensation is defined as the participant's base straight time gross earnings, commissions, overtime, profit sharing and bonuses, but exclusive of payments for shift premium, incentive compensation, incentive payments and other compensation. The maximum number of shares a participant may purchase during a single purchase period is 10,000 shares.

     Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 2000 purchase plan is generally 85% of the lower of the fair market value of the common stock either:

     - the day before the beginning of the offering period; or

     - on the day of the purchase.

     In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the fair market value as of the day before the start of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with Semiconductor.

  Transferability of Rights

     Rights granted under the 2000 employee stock purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 2000 employee stock purchase plan.

  Merger or Asset Sale

     The 2000 employee stock purchase plan provides that, in the event we merge with or into another corporation or there is a sale of substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set.

  Amendment and Termination of the 2000 Employee Stock Purchase Plan

     The 2000 employee stock purchase plan will terminate in 2010. Our board of directors has the authority to amend or terminate the 2000 employee stock purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 2000 employee stock purchase plan.

2000 DIRECTOR OPTION PLAN

     We intend to adopt a 2000 director option plan to help attract and retain non-employee directors. The total number of shares of our common stock that we will reserve for issuance under the 2000 director option plan equals 450,000 shares.

  Administration

     Our board of directors or a committee of the board of directors will administer the 2000 director option plan.

  Option Grants

     The 2000 director option plan provides for an automatic initial grant of an option to purchase 40,000 shares of our common stock to each non-employee director on the date which the later of the following events occur:

     - the effective date of the 2000 director option plan, if such non-employee director does not then hold an option to acquire shares of our stock; or

     - the date when a person first becomes a non-employee director.

     After the initial grant, a non-employee director will automatically be granted subsequent options to purchase 10,000 shares of our common stock each year on his or her anniversary date, if on such date he or she is serving as a non-employee director of Semiconductor. If a non-employee director holds office on the effective date of the 2000 director option plan then his or her anniversary date is the anniversary of the effective date of the director option plan.

     Any non-employee director may waive his or her option grant by filing an irrevocable election with Semiconductor.

     Each initial option grant and each subsequent option grant shall have a term of 10 years. Generally, each option grant will vest as to 25% of the shares subject to the option on the anniversary of its date of grant and 1/48 of the shares subject to the option shall vest each month thereafter, subject to the optionee's continuous service as a director of Semiconductor. Grants to directors that will continue to be directors of Semiconductor after the distribution will begin vesting at a rate of 1/48th per month beginning on the date of grant. The exercise price of all options will be 100% of the fair market value per share of Semiconductor common stock on the date of grant.

     Options granted under the 2000 director option plan must be exercised within three months of the end of the optionee's tenure as a director of Semiconductor, or within six months after such director's termination by death or disability, but in no event later than the expiration of the option's ten year term.

  Transferability of Options

     No option granted under the 2000 director option plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by the optionee.

  Transfer of Control

     The 2000 director option plan provides that in the event of certain transfers of control of Semiconductor within the first two years after the effective date of the director option plan, including a merger of Semiconductor with or into another corporation, or a sale of substantially all of Semiconductor's assets, the board of directors may arrange to have the successor entity to assume all outstanding options. Any options not so assumed will be cancelled. If the transfer of control occurs more than two years after the effective date of the director option plan, all outstanding options will accelerate and become immediately exercisable and vested immediately prior to such transfer of control, provided such transfer of control is actually consummated.

  Amendment and Termination of the 1999 Director Option Plan

     The administrator will have the authority to amend, suspend or terminate the 2000 director option plan, so long as no such action affects any shares of common stock previously issued and sold or any option previously granted under the 2000 director option plan. Unless terminated sooner, the 2000 director option plan will terminate automatically ten years from the effective date of this director option plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH C-CUBE MICROSYSTEMS


     Semiconductor has entered, or will enter into various arrangements with C-Cube Microsystems which set forth both companies' duties and responsibilities in the separation and distribution. Please see "Arrangements Between C-Cube Microsystems and Semiconductor" beginning on page 57 for further details.


INDEMNIFICATION AGREEMENTS


     Semiconductor has entered, or will enter, into indemnification agreements with each of its directors and executive officers prior to the distribution. Please see "Indemnification of Directors and Officers" beginning on page 73 and the form of Officers' and Directors' Indemnification Agreement attached hereto as Exhibit 10.6, for further information.


TRANSACTION WITH THOMSON MULTIMEDIA S.A.

     In February 2000, Semiconductor entered into a securities purchase agreement with Thomson Multimedia. The agreement provides that Thomson will receive 474,747 shares of common stock for a purchase price of $19.78 per share. Thomson will also receive a warrant for 949,494 additional shares at an exercise price of $19.78 per share. Generally, the warrant is exercisable approximately seven (7) years from the date of the agreement, but if Thomson reaches certain milestones, the warrant will be accelerated and exercisable in part prior to the seven year date. None of Thomson's shares have been registered under the Securities Act.

     If Thomson wishes to dispose of 33% or more of the securities that it obtained in this transaction, Semiconductor will have the first right to repurchase the shares in whole or in part for cash at the amount specified in the transfer notice provided to Semiconductor by Thomson. If Semiconductor chooses not to exercise this right, Thomson is free to transfer the shares on terms not materially less favorable than those offered by Semiconductor to the potential purchaser. Transfers to qualified institutional buyers are exempt from this right of first refusal.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS


     The following discussion describes the material federal income tax considerations of the spin-off and the merger. With respect to the tax treatment to the stockholders of the spin-off, the following discussion sets forth the opinion of Ernst & Young LLP. Insofar as this discussion relates to C-Cube Microsystems stockholders, it does not include all federal income tax considerations that may be relevant to particular C-Cube Microsystems stockholders in light of their particular circumstances, or to C-Cube Microsystems stockholders who are subject to special tax rules, such as dealers in securities, banks or other financial institutions, insurance companies, individuals who are not citizens or residents of the United States, foreign entities, or tax-exempt organizations; for individual circumstances, stockholders should consult their own tax advisors. This discussion also assumes that C-Cube Microsystems stockholders hold their shares as capital assets, and it does not apply to C-Cube Microsystems stockholders who are subject to alternative minimum tax or mark-to-market rules, stockholders who hold their shares as part of a hedge, straddle or other risk reduction or conversion transaction, or stockholders who acquired their C-Cube Microsystems common stock through stock option or stock purchase programs or otherwise as compensation. In addition, it does not address the tax consequences of the spin-off or the merger under foreign, state or local tax laws. This discussion is based on the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as of the date hereof, all of which are subject to change. Any such changes could be applied retroactively and could affect the accuracy of the statements and conclusions in this discussion and the tax consequences of the spin-off and the merger to C-Cube Microsystems, Harmonic and their stockholders. No ruling has been or will be requested from the Internal Revenue Service with regard to any of the tax consequences of the spin-off or the merger.



  Material Federal Income Tax Considerations of the Spin-Off -- Stockholder Tax Considerations


     Tax-Free Treatment. It is the opinion of Ernst & Young LLP that, for federal income tax purposes, the distribution will qualify as a spin-off that will be tax-free to C-Cube Microsystems stockholders under Section 355(a) of the Internal Revenue Code. As a result, subject to the limitations and qualifications described herein:

     - You will not recognize income, gain or loss as a result of your receipt of Semiconductor stock, except with respect to any cash received instead of fractional shares.

     - Your tax basis in your Semiconductor stock and your C-Cube Microsystems stock (which will be converted into Harmonic stock in the merger) will be determined by allocating your basis in the C-Cube Microsystems stock immediately before the distribution and merger between the Harmonic stock received in the merger and the Semiconductor stock received in proportion to their relative fair market values in accordance with applicable Treasury regulations.

     - Your holding period in the Semiconductor stock received in the distribution will include the holding period of the C-Cube Microsystems stock with respect to which the Semiconductor stock is distributed, provided the C-Cube Microsystems stock was held as a capital asset on the date of the distribution.

     - You will recognize gain or loss with respect to cash you receive instead of fractional shares of Semiconductor stock. This gain or loss will be a capital gain or loss provided your C-Cube Microsystems stock was held as a capital asset on the date of the distribution and provided that certain other requirements are met, and it will be a long-term capital gain or loss if you have held your C-Cube stock for more than one year on the date of the distribution.

     The Ernst & Young LLP opinion referred to above is based on and subject to certain limitations, qualifications, assumptions and representations provided by C-Cube Microsystems and Semiconductor. C-Cube Microsystems and Semiconductor are not aware of any present facts or circumstances which would make such assumptions or representations untrue. However, certain future events not within the control of C-Cube Microsystems or Semiconductor, including, for example, certain dispositions of Semiconductor stock, could cause the distribution of Semiconductor stock not to qualify for tax-free treatment to our stockholders. In addition, even in the absence of an inaccurate assumption or representation, the IRS is not precluded from successfully asserting that the distribution is taxable to the C-Cube shareholders. The opinion of Ernst & Young LLP merely represents its interpretation of existing authorities and is not binding on the IRS.

     The scope of the Ernst & Young LLP opinion is expressly limited to the federal income tax consequences of the spin-off to those stockholders of C-Cube Microsystems who hold their shares as capital assets and not subject to special circumstances (such as pursuant to compensatory arrangements or subject to hedging or similar arrangements) and such opinion was issued to C-Cube Microsystems solely for the benefit of such C-Cube Microsystems stockholders. Ernst & Young LLP has made no determination and expressed no opinion regarding the tax consequences of the spin-off to any other person or entity (including without limitation C-Cube Microsystems, Harmonic or Semiconductor) under the laws of any jurisdiction, nor should any such determination or opinion be inferred.

     The opinion of Ernst & Young LLP regarding the tax treatment of the spin-off to the stockholders of C-Cube Microsystems, Inc. is subject to certain limitations and is conditioned on the following assumptions which it has not independently verified:


     - the truth, accuracy and completeness of the factual statements, covenants, representations and warranties contained in the statement of facts and representations provided by the management of C-Cube Microsystems and Semiconductor to Ernst & Young LLP,


     - the consummation of the spin-off and certain internal restructuring transactions as described in the statement of facts and representations, and in accordance with the related agreements and documents furnished therewith.

     - the reporting of the spin-off by C-Cube Microsystems (and any successors) as qualifying as tax-free spin-off transaction pursuant to Internal Revenue Code Section 355(a),

     - the assumption that any representation or statement qualified by "to the knowledge of," "belief" or "expect" or similar qualification remains true without such qualification, and that as to all matters in which a person or entity is making a statement or representation that there is no plan, intention, understanding, or agreement inconsistent with such representation,

     - the assumption that no events material to the opinion of Ernst & Young LLP and not disclosed in the statements of facts and representations will take place after the spin-off and the Harmonic merger, and


     - the authenticity of original documents, the accuracy of copies, the genuineness of signatures and the legal capacity and legal authority of signatories.


     The opinion of Ernst & Young LLP is based upon an analysis of the Internal Revenue Code as in effect on the date thereof, Treasury Regulations, current case law, and published IRS authorities. The foregoing may change, perhaps with retroactive effect, and Ernst & Young LLP has undertaken no obligation to update its opinions for changes in facts or law occurring subsequent to the date thereof. Such analysis is not binding on the IRS or courts and thus the IRS could adopt a position contrary to that of the opinion of Ernst & Young LLP and prevail in a court of law.

     Risk of Taxable Treatment. If the distribution of Semiconductor stock did not qualify for tax-free treatment for the stockholders of C-Cube Microsystems, each holder of C-Cube Microsystems stock who received Semiconductor stock would be treated as receiving a taxable distribution, which might be treated as taxable capital gains or taxable ordinary income up to the value of the stock distributed.

  MATERIAL FEDERAL INCOME TAX CONSIDERATIONS OF THE SPIN-OFF -- CORPORATE TAX CONSIDERATIONS.

     Notwithstanding the treatment of the transaction for our stockholders, the spin-off will be taxable to C-Cube Microsystems as a result of Section 355(e) of the Internal Revenue Code because it is undertaken as part of the same plan as the Harmonic merger, which will result in a change of control of C-Cube Microsystems, and also as a result of certain internal restructuring transactions undertaken prior to the distribution of the Semiconductor stock. C-Cube Microsystems will recognize a taxable gain approximately equal to the difference between the fair market value of Semiconductor on the date of distribution, minus our basis in the assets (net of liabilities) that we will transfer to Semiconductor, minus certain expenses related to the spin-off transaction. C-Cube Microsystems has estimated, based on certain assumptions, including an assumed fair market value of $975 million for the stock of the spun-off Semiconductor business, that this tax liability will be approximately $203 million. The actual tax liability may differ significantly from the estimate based on the facts and circumstances existing at the time of the distribution. For example, the value of the stock of the spun-off semiconductor business will likely fluctuate and if such value at the time of the distribution exceeds the assumed value, the actual tax liability will likely exceed the estimated tax liability.


     Under Semiconductor's tax sharing agreement with Harmonic, Semiconductor will be liable for the corporate tax incurred as a result of the spin-off and related transactions, including any increase in that corporate tax liability (plus certain related costs) that results, for example, from an IRS audit. C-Cube Microsystems will retain, and transfer to Harmonic, cash reserves in an amount estimated to be sufficient to pay this corporate tax liability. In addition, Semiconductor has agreed to indemnify and hold Harmonic harmless from and against these tax liabilities to the extent they relate to the semiconductor business, including the spin-off and related transactions, and exceed the retained cash reserve set aside for the payment of taxes, and Semiconductor has agreed to indemnify Harmonic for all increases in taxes (up to the amount of certain research and development credits) related to the DiviCom business prior to the spin-off.


  Material Federal Income Tax Considerations of the Merger.

     For information regarding the material federal income tax considerations of the merger of C-Cube Microsystems and Harmonic, please see the section entitled "Federal Income Tax Consequences of the Merger and the Spin-off" beginning on page 45 of the joint proxy statement/prospectus/prospectus of Harmonic and C-Cube Microsystems to which this prospectus is attached.

                  DESCRIPTION OF SEMICONDUCTOR'S CAPITAL STOCK

     Following the distribution, Semiconductor authorized capital stock will consist of 200,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. The description set forth below is incomplete and is qualified by reference to certificate of incorporation or certificate and bylaws, which are set forth in Exhibits 3.1 and 3.2.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Except as otherwise provided by law, the holders of common stock vote together with the holders of preferred stock as one class. Subject to the rights of holders of any shares of preferred stock which may at the time be outstanding, holders of common stock will be entitled to such dividends as the board of directors may declare out of funds legally available therefor. Subject to the prior rights of creditors and holders of any preferred stock which may be outstanding from time to time, the holders of common stock are entitled, in the event of liquidation, dissolution or winding up of Semiconductor, to share equally in the distribution of all remaining assets. The common stock is not liable for any calls or assessments and is not convertible into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

     The certificate provides that the board of directors is authorized to provide for the issuance of shares of preferred stock, from time to time, in one or more series. Prior to the issuance of shares in each series, the board of directors is required by the certificate and the Delaware General Corporation Law to adopt resolutions and file a Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof or the Certificate of Designation with the Secretary of State of Delaware, fixing for each such series the designations, preferences and relative, participating, optional or other special rights applicable to the shares to be included in any such series and any qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by Delaware law.

DISTRIBUTION AGENT; TRANSFER AGENT AND REGISTRAR

     The Distribution Agent, Transfer Agent and Registrar for the common stock and preferred stock is Boston Equiserve.

CERTAIN CHARTER AND BYLAW PROVISIONS AND DELAWARE LAW

     After the distribution, certain provisions of the certificate and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. The certificate provides, among other things, for a classified board of directors and eliminates the right of stockholders to take action by written consent. The issuance of preferred stock authorized in the certificate could have the effect of delaying or preventing a change in control. Such preferred stock could be utilized to implement, without stockholder approval, a stockholders' rights plan that could be triggered by certain change in control transactions, which could delay or prevent a change in control or could impede a merger, consolidation, takeover or other business combination involving Semiconductor. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no current plans to issue shares of preferred stock.

     In addition, the bylaws provide, among other things, that special meetings of our stockholders may be called only by the board of directors or, the chairman of the board of directors. The bylaws also establish procedures, including advance notice procedures with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors.

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, the statute prohibits a publicly held Delaware corporation from entering into a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of our voting capital stock.

     THE PROVISIONS OF THE CERTIFICATE, BYLAWS AND DELAWARE LAW ARE INTENDED TO ENCOURAGE POTENTIAL ACQUIRORS TO NEGOTIATE WITH US AND ALLOW OUR BOARD OF DIRECTORS THE OPPORTUNITY TO CONSIDER ALTERNATIVE PROPOSALS IN THE INTEREST OF MAXIMIZING STOCKHOLDER VALUE. SUCH PROVISIONS, HOWEVER, MAY ALSO HAVE THE EFFECT OF DISCOURAGING ACQUISITION PROPOSALS OR DELAYING OR PREVENTING A CHANGE IN CONTROL, WHICH MAY HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF THE COMMON STOCK.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business and do not anticipate declaring or paying cash dividends.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the Delaware General Corporate Law, Semiconductor has included in its certificate a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the bylaws require the companies to:

     - indemnify their officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary; and

     - advance expenses to their officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

     We have entered into indemnification agreements with our officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporate Law. The indemnification agreements may require the companies, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

     We understand that the staff of the Securities and Exchange Commission is of the opinion that statutory, charter and contractual provisions as are described above have no effect on claims arising under the federal securities laws.

                          TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Semiconductor common stock is Boston EquiServe, L.P., 150 Royall Street, Canton, MA 02021; telephone: (781) 575-3120.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1997, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Financial Statements:
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheets at December 31, 1999 and
     1998...................................................   F-3
  Consolidated Statements of Income for the years ended
     December 31, 1999, 1998 and 1997.......................   F-4
  Consolidated Statements of Changes in Stockholders' Equity
     for the years ended December 31, 1999, 1998 and 1997...   F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1999, 1998 and 1997.......................   F-6
  Notes to Consolidated Financial Statements................   F-7

                                                        [DELOITTE & TOUCHE LOGO]

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of C-Cube Microsystems Inc.:

     We have audited the accompanying consolidated balance sheets of C-Cube Microsystems Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of C-Cube Microsystems Inc. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

San Jose, California
January 20, 2000
[February 10, 2000 as to Note 17]

                            C-CUBE MICROSYSTEMS INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1999            1998
                                                              ------------    ------------
                                                                 (IN THOUSANDS, EXCEPT
                                                                   PAR VALUE AMOUNTS)
                                          ASSETS
Current assets:
  Cash and equivalents......................................    $144,296        $108,224
  Short-term investments....................................     175,357          99,603
  Accounts receivable, net of allowances: 1999 -- $10,974 ,
     1998 -- $17,034........................................      74,850          36,980
  Inventories...............................................      19,335          16,073
  Deferred income taxes.....................................      14,064          11,170
  Other current assets......................................      17,725          19,977
                                                                --------        --------
          Total current assets..............................     445,627         292,027
Property and equipment -- net...............................      36,293          29,622
Production capacity rights..................................       4,985          12,600
Distribution rights -- net..................................       1,318           1,483
Purchased technology -- net.................................       4,194           5,921
Non-current deferred taxes..................................         867              --
Other assets................................................       3,025           1,518
                                                                --------        --------
          Total.............................................    $496,309        $343,171
                                                                ========        ========
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 38,882        $ 19,942
  Accrued compensation and benefits.........................      14,556          12,379
  Other accrued liabilities.................................      16,573          16,628
  Income taxes payable......................................       5,503          15,551
  Deferred contract revenue.................................       1,921           6,706
  Current portion of long-term obligations..................         742             355
                                                                --------        --------
          Total current liabilities.........................      78,177          71,561
Long-term obligations.......................................      18,869          23,557
Deferred income taxes.......................................          --           4,650
                                                                --------        --------
          Total liabilities.................................      97,046          99,768
                                                                --------        --------
Minority interest in subsidiary.............................         471              28
Stockholders' equity:
  Preferred stock, $0.001 par value, 5,000 shares
     authorized.............................................          --              --
  Common stock, $0.001 par value, 150,000 shares authorized;
     shares outstanding: 1999 -- 42,441, 1998 -- 38,261.....     323,756         225,265
  Accumulated other comprehensive loss......................      (2,204)         (1,852)
  Retained earnings.........................................      77,240          19,962
                                                                --------        --------
          Total stockholders' equity........................     398,792         243,375
                                                                --------        --------
          Total.............................................    $496,309        $343,171
                                                                ========        ========

                See notes to consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     YEARS ENDED DECEMBER 31,
                                                             -----------------------------------------
                                                                1999           1998           1997
                                                             -----------    -----------    -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenues...............................................   $407,648       $351,797       $337,012
                                                              --------       --------       --------
Costs and expenses:
  Cost of product revenues.................................    181,891        160,839        151,333
  Research and development.................................     84,366         74,031         64,204
  Selling, general and administrative......................     69,437         60,512         52,732
                                                              --------       --------       --------
     Total.................................................    335,694        295,382        268,269
                                                              --------       --------       --------
Income from operations.....................................     71,954         56,415         68,743
Other income (expense):
  Interest income and other................................     12,067          8,511          4,291
  Interest expense and other...............................     (1,611)        (4,272)        (6,048)
                                                              --------       --------       --------
     Total.................................................     10,456          4,239         (1,757)
                                                              --------       --------       --------
Income before income taxes, minority interest and
  extraordinary item.......................................     82,410         60,654         66,986
Income tax expense.........................................     24,723         18,196         22,895
                                                              --------       --------       --------
Income before minority interest and extraordinary item.....     57,687         42,458         44,091
Minority interest in net income (loss) of subsidiary.......        442           (337)          (248)
                                                              --------       --------       --------
Income before extraordinary item...........................     57,245         42,795         44,339
Extraordinary gain on repurchase of convertible notes (net
  of tax)..................................................         33          3,494             --
                                                              --------       --------       --------
Net income.................................................   $ 57,278       $ 46,289       $ 44,339
                                                              ========       ========       ========
Basic earnings per share:
  Income before extraordinary item.........................   $   1.44       $   1.14       $   1.21
  Extraordinary item (net of tax)..........................         --           0.09             --
                                                              --------       --------       --------
  Net income per share.....................................   $   1.44       $   1.24       $   1.21
                                                              ========       ========       ========
Diluted earnings per share:
  Income before extraordinary item.........................   $   1.30       $   1.11       $   1.15
  Extraordinary item (net of tax)..........................         --           0.09             --
                                                              --------       --------       --------
  Net income per share.....................................   $   1.30       $   1.19       $   1.15
                                                              ========       ========       ========
Shares used in computation:
  Basic....................................................     39,891         37,382         36,497
                                                              ========       ========       ========
  Diluted..................................................     44,571         40,754         41,683
                                                              ========       ========       ========

                See notes to consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                 NOTES       ACCUMULATED
                                             COMMON STOCK        DEFERRED      RECEIVABLE       OTHER       RETAINED
                                           -----------------      STOCK           FROM         COMPRE-      EARNINGS
                                           SHARES    AMOUNT    COMPENSATION   STOCKHOLDERS   HENSIVE LOSS   (DEFICIT)    TOTAL
                                           ------   --------   ------------   ------------   ------------   ---------   --------
                                                                              (IN THOUSANDS)
BALANCES, DECEMBER 31, 1996..............  36,013   $191,044      $(250)         $(305)        $(1,251)     $(70,666)   $118,572
Components of comprehensive income:
  Net income.............................                                                                     44,339      44,339
  Accumulated translation adjustments....                                                         (731)                     (731)
  Unrealized loss on investments.........                                                           (4)                       (4)
                                                                                                                        --------
         Total comprehensive income......                                                                                 43,604
                                                                                                                        --------
Common stock issued under stock plans....     774      9,111                                                               9,111
Tax benefit from employee stock
  transactions...........................              3,573                                                               3,573
Amortization of deferred stock
  compensation...........................                           250                                                      250
Collection of notes receivable from
  stockholders...........................                                          305                                       305
                                           ------   --------      -----          -----         -------      --------    --------
BALANCES, DECEMBER 31, 1997..............  36,787    203,728         --             --          (1,986)      (26,327)    175,415
Components of comprehensive income:
  Net income.............................                                                                     46,289      46,289
  Accumulated translation adjustments....                                                           41                        41
  Unrealized gain on investments.........                                                           93                        93
                                                                                                                        --------
         Total comprehensive income......                                                                                 46,423
                                                                                                                        --------
Common stock issued under stock plans....   1,474     20,111                                                              20,111
Tax benefit from employee stock
  transactions...........................              1,426                                                               1,426
                                           ------   --------      -----          -----         -------      --------    --------
BALANCES, DECEMBER 31, 1998..............  38,261    225,265         --             --          (1,852)       19,962     243,375
Components of comprehensive income:
  Net income.............................                                                                     57,278      57,278
  Accumulated translation adjustments....                                                          202                       202
  Unrealized loss on investments.........                                                         (554)                     (554)
                                                                                                                        --------
         Total comprehensive income......                                                                                 56,926
                                                                                                                        --------
Common stock issued under stock plans....   4,119     67,740                                                              67,740
Tax benefit from employee stock
  transactions...........................             28,938                                                              28,938
Conversion of convertible debt into
  common stock...........................      61      1,813                                                               1,813
                                           ------   --------      -----          -----         -------      --------    --------
BALANCES, DECEMBER 31, 1999..............  42,441   $323,756      $  --          $  --         $(2,204)     $ 77,240    $398,792
                                           ======   ========      =====          =====         =======      ========    ========

                See notes to consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   --------
                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $  57,278   $  46,289   $ 44,339
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Extraordinary gain on repurchase of convertible notes...        (33)     (3,494)        --
    Minority interest in subsidiary.........................        443        (337)      (248)
    Depreciation and amortization...........................     18,687      22,577     17,396
    Deferred income taxes...................................     (8,411)      4,107      3,356
    Changes in assets and liabilities:
      Receivables...........................................    (37,315)      4,138       (146)
      Inventories...........................................     (3,211)       (490)    12,712
      Production capacity rights............................     11,800          --         --
      Prepaids and other assets.............................     (1,664)     (4,457)    10,956
      Accounts payable......................................     18,368      10,153     (8,993)
      Income taxes payable..................................    (10,071)     10,680      2,147
      Deferred contract revenue.............................     (4,785)      2,811     (2,815)
      Accrued liabilities...................................     30,803       6,352      9,926
                                                              ---------   ---------   --------
  Net cash provided by operating activities.................     71,889      98,329     88,630
                                                              ---------   ---------   --------
Cash flows from investing activities:
  Sales and maturities of short-term investments............    222,765      69,736     14,850
  Purchases of short-term investments.......................   (296,052)   (147,322)   (29,956)
  Capital expenditures......................................    (23,021)    (20,037)   (13,572)
  Other assets..............................................     (3,933)        207        368
                                                              ---------   ---------   --------
  Net cash used in investing activities.....................   (100,241)    (97,416)   (28,310)
                                                              ---------   ---------   --------
Cash flows from financing activities:
  Bank borrowings...........................................         --      39,541         --
  Repayment of bank borrowings..............................         --     (39,541)        --
  Payment of purchase consideration.........................         --      (1,125)        --
  Payments of capital lease obligations.....................       (275)       (369)      (467)
  Repurchase of convertible subordinated notes..............     (3,271)    (56,099)        --
  Common stock issued under stock plans.....................     67,740      20,111      9,111
  Collection of stockholder notes receivable................         --          --        305
                                                              ---------   ---------   --------
  Net cash provided by (used in) financing activities.......     64,194     (37,482)     8,949
                                                              ---------   ---------   --------
Exchange rate impact on cash and equivalents................        230        (241)      (476)
                                                              ---------   ---------   --------
Net increase (decrease) in cash and equivalents.............     36,072     (36,810)    68,793
Cash and equivalents, beginning of period...................    108,224     145,034     76,241
                                                              ---------   ---------   --------
Cash and equivalents, end of period.........................  $ 144,296   $ 108,224   $145,034
                                                              =========   =========   ========
Supplemental schedule of noncash investing and financing
  activities:
  Unrealized gain (loss) on investments.....................  $    (554)  $      93   $     (4)
  Forgiveness of note payable for production capacity
    rights..................................................         --          --     24,500
  Equipment acquired under lease............................      1,133         861         --
  Conversion of convertible debt into common stock..........      1,813          --         --
Supplemental disclosure of cash flow information --
  Cash paid during the period for:
    Interest................................................  $   1,614   $   4,410   $  5,609
    Income taxes............................................     13,199       1,092     11,473

                See notes to consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     C-Cube Microsystems Inc. (the "Company" or "C-Cube") was founded in July 1988. The Company operates in two segments as a leading provider of both digital video semiconductor solutions which implement international standards for digital video, including MPEG-1 and MPEG-2, and digital video networks for broadcast communications applications.

  Consolidation

     The consolidated financial statements include the Company, its wholly owned subsidiaries and C-Cube Japan, Inc. (a 65% owned Japanese subsidiary) after elimination of intercompany accounts and transactions.

  Cash and Equivalents and Short-term Investments

     All highly liquid debt instruments purchased with a remaining maturity of three months or less are classified as cash equivalents.

     Management determines the classification of debt and equity securities at the time of purchase and reevaluates the classification at each balance sheet date. Short-term investments are classified as available-for-sale when the Company generally has the ability and intent to hold such securities to maturity, but, in certain circumstances, may potentially dispose of such securities prior to their maturity to implement management strategies. Securities available-for-sale are reported at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. All available-for-sale securities are classified as current assets.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market. Cost is computed using standard costs which approximate actual cost on a first-in, first-out basis.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of three years. Equipment under capital lease and leasehold improvements are amortized over the shorter of their estimated useful lives, generally three years, or the lease term.

  Investments in Companies

     Investments in 20% to 50% owned companies are accounted for using the equity method. Investments in less than 20% owned companies are accounted for using the cost method unless the Company can exercise significant influence or the investee is economically dependent upon the Company, in which case the equity method is used. Such investments are included in other assets.

  Production Capacity Rights

     Production capacity rights are allocated between current and long-term assets and are amortized over the shorter of the contract period or the actual delivery of the wafers in relation to the total amount of wafers purchased under the agreement.

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

  Revenue Recognition and Accounts Receivable

     The Company records product sales to customers and distributors at the time of shipment. Certain of the Company's agreements with its distributors permit limited stock rotation and provide for price protection. Allowances for returns and adjustments, including price protection, are provided at the time sales are recorded.

     Revenue from systems contracts is recognized based on performance of specific tasks with approval and acceptance by the customer. Completion of these tasks are natural milestones used in measuring the progress to completion of the project. Such tasks include design, assembly and configuration of equipment and system performance tests at factory and at customer sites. Losses, if any, are recorded when determinable. Unbilled receivables result from completion of tasks as described above in advance of billing schedules. Deferred revenue arises from billing schedules in advance of completion of tasks. It is anticipated that all unbilled receivables from such contracts will be collected within one year.

  Research and Development

     Research and development expenses include costs and expenses associated with the development of the Company's design methodology and the design and development of new products, including initial nonrecurring engineering and product verification charges from foundries. Research and development is expensed as incurred.

  Income Taxes

     The accounting for income taxes requires an asset and liability approach and requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities and net operating loss and tax credit carryforwards.

  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses as of the dates and for the periods presented. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

     Financial instruments include cash equivalents, short-term investments, a promissory note and convertible subordinated notes. Cash equivalents and short-term investments are stated at fair value based on quoted market prices. Fair value of convertible subordinated notes is determined using market information and valuation methodologies considered to be appropriate. The estimated fair value of the Company's convertible subordinated notes was $34.8 million and $23.2 million at December 31, 1999 and 1998, respectively. The estimated fair value of all other financial instruments at December 31, 1999 and 1998 was not materially different from the values presented in the consolidated balance sheets.

  Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, accounts receivable and financial instruments used in hedging transactions. By policy, the Company places its investments only with financial institutions meeting its credit guidelines and, other than U.S. Government Treasury instruments, limits the amounts

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

invested in any one institution or in any type of instrument. Almost all of the Company's accounts receivable are derived from sales to manufacturers and distributors in the consumer electronics, computer and communications markets. The Company performs ongoing credit evaluations of its customers' financial condition and manages its exposure to losses from bad debts by limiting the amount of credit extended whenever deemed necessary and generally does not require collateral.

  Foreign Currency Translation

     The functional currency of C-Cube Japan is the Japanese yen. Accordingly all assets and liabilities of C-Cube Japan are translated at the current exchange rate at the end of the period and revenues and costs at average exchange rates in effect during the period. Gains and losses from foreign currency translation are recorded as a separate component of stockholders' equity.

  Forward Exchange Contracts

     In the normal course of business, the Company has exposure to foreign currency fluctuations arising from foreign currency purchases and inter-company sales, among other things. The Company enters into forward exchange contracts to neutralize the impact of foreign currency fluctuations on assets and liabilities. All foreign exchange contracts are designated as and effective as hedges. Gains and losses on forward exchange contracts are deferred and recognized in income when the related transactions being hedged are recognized. The costs of entering into such contracts are not material to the Company's financial results. The fair value of exchange contracts is determined by obtaining quoted market prices of comparable contracts at the balance sheet date, adjusted by interpolation where necessary for maturity differences. The Company's risk in these contracts is the cost of replacing, at current market rates, these contracts in the event of default by the other party. These contracts are executed with credit worthy financial institutions and are denominated in the currency of major industrial nations.

     At December 31, 1999, the Company had $3.1 million of outstanding foreign exchange contracts to sell Japanese yen, $1.5 million of outstanding foreign exchange contracts to sell Great Britain pounds and $0.2 million of outstanding foreign exchange contracts to sell French francs. The estimated fair values of these contracts at December 31, 1999 were not materially different from the net carrying values. These contracts mature through January 2000. Unrealized losses on forward exchange contracts at December 31, 1999 were not material.

     At December 31, 1998, the Company had $0.6 million of outstanding foreign exchange contracts to buy Japanese yen and $1.6 million of outstanding foreign exchange contracts to sell Japanese yen. The net carrying value and estimated fair value of those contracts at December 31, 1998 was $1.0 million. Also, at December 31, 1998, the Company had $4.2 million of outstanding foreign exchange contracts to sell British pounds. The estimated fair value of those contracts was $4.2 million. Unrealized losses on forward exchange contracts at December 31, 1998 were not material.

  Intangibles

     The Company amortizes distribution rights over 15 years and other intangible assets over 5 years. The Company reviews intangibles and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of intangibles and other long-lived assets is measured by comparison of its carrying amount to future net cash flows the intangibles and other long-lived assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the intangible or other long-lived asset exceeds its fair market value, as determined by discounted cash flows using a discount rate reflecting the Company's average cost of funds.

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

  Earnings Per Share

     Basic earnings per share ("EPS") excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

  Stock-Based Compensation

     The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees."

  Recent Accounting Standards

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP"') 98-1, "Accounting for the Costs of Computer Software Developed for Internal Use." SOP 98-1 requires the capitalization of certain expenditures for software that is purchased or internally developed, once certain criteria are met. As required, the Company adopted SOP 98-1 in fiscal year 1999. At December 31, 1999, the Company had capitalized approximately $1.6 million of costs. Capitalized costs represent external direct costs as well as direct payroll related costs incurred during the application development and integration stages of the project in accordance with the provisions of SOP 98-1. All costs incurred during the preliminary assessment of the project were expensed as incurred. When the software is placed into service, such capitalized costs will be amortized over the estimated useful life of the asset of three years.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities," which requires costs of start-up activities and organization costs to be expensed as incurred. As required under SOP 98-5, the Company will expense the start-up costs associated with the merger and spin-off as they are incurred in 2000.*

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Adoption of this statement is not expected to materially impact the Company's consolidated financial position, results of operations or cash flows. The Company is required to adopt this statement in the first quarter of fiscal year 2001, with early adoption permitted.

  Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, net loss or stockholders' equity.

NOTE 2. MERGER

     On October 27, 1999, C-Cube entered into an Agreement and Plan of Merger and Reorganization with Harmonic Inc., a Delaware corporation ("Harmonic"), pursuant to which, subsequent to the spin-off of C-Cube's semiconductor business, C-Cube has agreed to merge with and into Harmonic (the "Merger"). The Merger will be effected through the issuance of 0.5427 shares of Harmonic stock for each share of common stock of C-Cube outstanding immediately prior to the consummation of the Merger. The

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

Merger is subject to the approval of the stockholders of each company, customary closing conditions, including applicable regulatory clearances, and the spin-off of the semiconductor business.

NOTE 3. PRODUCTION CAPACITY RIGHTS

     In the second quarter of 1996, the Company expanded and formalized its relationship with Taiwan Semiconductor Manufacturing Co., Ltd. (TSMC) to provide wafer production capacity in the years 1996 to 2001. The agreement with TSMC provided that TSMC would produce and ship wafers to the Company at specified prices and required the Company to make two advance payments totaling $49.0 million. An advance payment of $24.5 million was made in June 1996. In May 1997, the Company amended its agreement with TSMC which resulted in a reduction of the Company's future wafer purchase commitments and the forgiveness of the second advance payment of $24.5 million. In January 1999, the Company signed a second amendment to its agreement with TSMC which resulted in a refund to the Company of $11.7 million and an extension of the term of the agreement to 2003. Advance payments associated with wafer production capacity rights are amortized over the shorter of the contract period or the actual delivery of wafers in relation to the total amount of wafers purchased under the agreement. At December 31, 1999, remaining production capacity rights were $6.4 million, of which $1.4 million was included in other current assets and $5.0 million was classified as a non-current asset.

     In the fourth quarter of 1999, the Company signed a production capacity agreement with United Microelectronics Corporation (UMC) to provide wafer production capacity in the years 2000 through 2002, for which the Company has paid a $20 million refundable deposit in January 2000. This deposit allows for certain discounts on purchased capacity based upon the quantities purchased. The agreement does not commit the Company to purchase wafers, but does guarantee the availability of a set capacity of wafers at "not to exceed" prices.

4. SHORT-TERM INVESTMENTS

     Short-term investments include the following available-for-sale securities:

                                                            UNREALIZED   UNREALIZED
                                                AMORTIZED    HOLDING      HOLDING      MARKET
                                                  COST        GAINS        LOSSES      VALUE
                                                ---------   ----------   ----------   --------
                                                                (IN THOUSANDS)
DECEMBER 31, 1999:
  Commercial paper............................  $ 95,322       $  3        $ (61)     $ 95,264
  Municipal bonds.............................    36,552          4         (202)       36,354
  U.S. government agencies....................    23,397          1         (101)       23,297
  Corporate bonds.............................    20,564         --         (122)       20,442
                                                --------       ----        -----      --------
          Total short-term investments........  $175,835       $  8        $(486)     $175,357
                                                ========       ====        =====      ========
DECEMBER 31, 1998:
  Commercial paper............................  $ 40,554       $ 20        $ (24)     $ 40,550
  Municipal bonds.............................    32,856         88          (15)       32,929
  U.S. government agencies....................    26,117          7           --        26,124
                                                --------       ----        -----      --------
          Total short-term investments........  $ 99,527       $115        $ (39)     $ 99,603
                                                ========       ====        =====      ========

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     The amortized cost and market value of short-term investments at December 31, 1999 by contractual maturity are as follows:

                                                              AMORTIZED    MARKET
                                                                COST       VALUE
                                                              ---------   --------
                                                                 (IN THOUSANDS)
Due in 1 year or less.......................................  $131,675    $131,522
Due in 1 to 2 years.........................................    44,160      43,835
                                                              --------    --------
          Total short-term investments......................  $175,835    $175,357
                                                              ========    ========

     During the years ended 1999, 1998 and 1997, net realized gains and losses on investments were not material.

NOTE 5. INVENTORIES

     Inventories consist of:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
                                                               (IN THOUSANDS)
Finished goods..............................................  $11,248   $ 3,566
Work-in-process.............................................    5,481     6,281
Raw materials...............................................    2,606     6,226
                                                              -------   -------
          Total.............................................  $19,335   $16,073
                                                              =======   =======

NOTE 6. PROPERTY AND EQUIPMENT

     Property and equipment consist of:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
                                                                 (IN THOUSANDS)
Equipment under capital lease...............................  $  3,225    $  2,108
Machinery and equipment -- principally computers............    71,711      52,355
Furniture and fixtures......................................     5,055       4,542
Leasehold improvements......................................     8,358       5,529
                                                              --------    --------
          Total.............................................    88,349      64,534
Accumulated depreciation and amortization...................   (52,056)    (34,912)
                                                              --------    --------
Property and equipment -- net...............................  $ 36,293    $ 29,622
                                                              ========    ========

NOTE 7. LINE OF CREDIT

     At December 31, 1999, the Company had an available bank line of credit of $30,000,000 which expires May 1, 2001. Borrowings bear interest at LIBOR plus 1.25% or the bank's prime rate (8.50% at December 31, 1999). The line of credit agreement requires the Company, among other things, to maintain a minimum tangible net worth, annual net income (no quarterly loss exceeding $3,000,000) and certain financial ratios. In addition, the bank agreement prohibits the payment of cash dividends. At December 31, 1999, the Company was in compliance with these covenants, and there were no outstanding balances under this line.

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

NOTE 8. LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
                                                                (IN THOUSANDS)
Convertible notes (see below)...............................  $17,570    $22,790
Capital lease obligations (see Note 9)......................    1,382        717
Other long-term obligations.................................      659        405
                                                              -------    -------
                                                               19,611     23,912
Current portion.............................................     (742)      (355)
                                                              -------    -------
Long-term portion...........................................  $18,869    $23,557
                                                              =======    =======

     In November 1995, the Company completed a public debt offering of $86.3 million of convertible subordinated notes (the "notes"). The notes mature in 2005. Interest is payable semi-annually at 5.875% per annum. The notes are convertible at the option of the note holders into the Company's common stock at an initial conversion price of $30.70 per share, subject to adjustment. Beginning in November 1997, the notes are redeemable at the option of the Company at an initial redemption price of 104.7% of the principal amount.

     During 1999, the Company repurchased $3.4 million of the notes at 95.5% of the principal amount, with accrued interest to the date of repurchase, and recognized an extraordinary gain of $33,000, net of related income taxes of $23,000. During 1998, the Company repurchased $63.5 million of the face value of the notes at 88.4% of the principal amount, with accrued interest to the date of repurchase, and recognized an extraordinary gain of $3.5 million, or $0.09 per diluted share, net of related income taxes of $2.4 million.

     In December 1999, the Company announced its intention to call the outstanding balance of all notes at 103.5% of the principal amount. Subsequently, through January 20, 2000 all note holders elected the option to convert their notes into shares of the Company's common stock at a price of $30.70.

NOTE 9. LEASE COMMITMENTS

     Equipment with a cost of $3,225,000 and $2,108,000 and accumulated depreciation of $1,661,000 and $1,391,000 was leased under capital leases at December 31, 1999 and 1998, respectively. In addition, the Company rents office and research facilities under operating lease agreements which expire through April 2005.

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     Future minimum annual operating and capital lease commitments at December 31, 1999 are as follows:

                                                              OPERATING    CAPITAL
                                                              ---------    -------
                                                                 (IN THOUSANDS)
2000........................................................   $ 4,961     $  704
2001........................................................     2,997        552
2002........................................................     2,026        196
2003........................................................     1,905         --
2004........................................................     1,127         --
Thereafter..................................................       457         --
                                                               -------     ------
Total minimum lease payments................................   $13,473      1,452
                                                               =======
Amount representing interest................................                  (70)
                                                                           ------
Present value of minimum lease payments.....................                1,382
Current portion.............................................                 (643)
                                                                           ------
Long-term portion...........................................               $  739
                                                                           ======

     Rent expense for operating leases was approximately $5,306,000, $3,586,000 and $3,385,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

NOTE 10. STOCKHOLDERS' EQUITY

  Preferred Stock

     The number of shares of preferred stock authorized to be issued is 5,000,000 with a par value of $0.001 per share. Preferred stock may be issued from time-to-time in one or more series. The Board of Directors is authorized to provide for the rights, preferences, privileges and restrictions of the shares of such series. As of December 31, 1999, no shares of preferred stock had been issued.

  Common Stock

     The Company has authorized 34,488,838 shares of its common stock for issuance to founders, employees and others as designated by the Board of Directors through the Company's stock option plans or through stock purchase agreements.

  Employee Stock Option Plans

     The Company's stock option plans (the "Plans") authorize the issuance of 31,639,838 shares of common stock (included in the 34,488,838 authorized shares discussed above) for the grant of incentive or nonstatutory stock options and the direct award or sale of shares to employees, directors, contractors and consultants. Under the Plans, options are generally granted at fair value at the date of grant. Such options become exercisable over periods of one to five years and expire up to 10 years from the grant date.

     On July 14, 1997, the Company repriced 6,429,078 options to $19.94, the market price on that date. The repriced shares are treated as canceled and regranted; however, the vesting terms were extended six months.

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     Option activity under the Plans was as follows:

                                                                              WEIGHTED
                                                                NUMBER        AVERAGE
                                                              OF SHARES    EXERCISE PRICE
                                                              ----------   --------------
Outstanding, December 31, 1996 (2,301,108 exercisable at a
  weighted average price of $9.36)..........................   9,001,717       $24.63
Granted (weighted average fair value of $13.02).............  11,025,405        21.38
Exercised...................................................    (570,164)       (8.47)
Canceled....................................................  (7,542,412)      (31.90)
                                                              ----------
Outstanding, December 31, 1997 (3,699,655 exercisable at a
  weighted average price of $12.93).........................  11,914,546        17.80
Granted (weighted average fair value of $11.82).............   5,416,528        18.60
Exercised...................................................  (1,250,803)      (13.14)
Canceled....................................................  (1,861,978)      (19.95)
                                                              ----------
Outstanding, December 31, 1998 (3,848,998 exercisable at a
  weighted average price of $17.88).........................  14,218,293        18.23
Granted (weighted average fair value of $16.84).............   5,123,368        25.52
Exercised...................................................  (3,816,514)      (16.28)
Canceled....................................................  (2,242,618)      (19.81)
                                                              ----------
Outstanding, December 31, 1999..............................  13,282,529       $21.34
                                                              ==========

     Additional information regarding options outstanding as of December 31, 1999 is as follows:

                             OPTIONS OUTSTANDING
                 -------------------------------------------
                                 WEIGHTED                          OPTIONS EXERCISABLE
                                 AVERAGE                       ----------------------------
                                REMAINING        WEIGHTED                       WEIGHTED
   RANGE OF        NUMBER      CONTRACTUAL       AVERAGE         NUMBER         AVERAGE
EXERCISE PRICES  OUTSTANDING   LIFE (YEARS)   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
---------------  -----------   ------------   --------------   -----------   --------------
$ 0.14 - $ 3.00     288,942        3.24           $ 1.48          288,942        $ 1.48
  6.00 -  14.56     666,715        5.13             8.44          655,886          8.35
 14.75 -  19.50   5,878,643        8.65            18.06        1,081,053         17.84
 19.56 -  19.94   2,566,907        6.78            19.93        1,194,859         19.93
 20.00 -  36.00   2,878,788        8.74            25.93          461,277         23.95
 36.38 -  63.00   1,002,534        9.10            45.25          166,981         52.47
                 ----------                                     ---------
$ 0.14 - $63.00  13,282,529        8.05           $21.34        3,848,998        $17.88
                 ==========                                     =========

     At December 31, 1999, C-Cube exceeded the total number of shares available for grant by 481,295 shares. C-Cube's 1994 Stock Option Plan has an automatic refresh on January 1, 2000, equal to 4% of shares outstanding, which will cover this negative balance.

  Employee Stock Purchase Plan

     The Company has an employee stock purchase plan, under which eligible employees may authorize payroll deductions of up to 10% of their compensation (as defined in the plan) to purchase common stock at a price equal to 85% of the lower of the fair market values as of the beginning of the offering period or end of the purchase period. Stock issued under the plan was 328,000, 223,000 and 211,000 shares in 1999, 1998 and 1997 at weighted average prices of $17.16, $15.52 and $20.52, respectively. The weighted average

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

fair market value of the 1999, 1998 and 1997 awards was $7.96, $7.06 and $9.46, respectively. At December 31, 1999, 855,000 shares of common stock were available for issuance under this plan.

  Additional Stock Plan Information

     As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements which are granted with exercise prices equal to the fair market value at grant date.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 5.80 in 1999, 5.60 in 1998 and 5.50 years in 1997; stock volatility, 68% in 1999, 68% in 1998 and 63% in 1997; risk free interest rates, 5.5% in 1999, 5.2% in 1998 and 6.1% in 1997; and no dividends during the expected term. The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1999, 1998 and 1997 awards had been amortized to expense over the vesting period of the awards, pro forma net income would have been $25.7 million ($0.66 per share) in 1999, $15.2 million ($0.52 per share) in 1998 and $18.0 million ($0.54 per share) in 1997. Per share amounts above represent diluted earnings per share under SFAS 128 (see Note 1).

  Employee Benefit Plan

     The Company has a 401(k) tax-deferred savings plan under which participants may contribute up to 20% of their compensation, subject to certain Internal Revenue Service limitations. The Company is not required to contribute and has not contributed to the plan to date.

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

NOTE 11. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                                         YEARS ENDED
                                                              ---------------------------------
                                                              DEC. 31,    DEC. 31,    DEC. 31,
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
Numerator:
  Net income before extraordinary item......................   $57,245     $42,795     $44,339
  Extraordinary item........................................        33       3,494          --
                                                               -------     -------     -------
  Numerator for basic earnings per share....................    57,278      46,289      44,339
  Add back interest expense after tax related to convertible
     shares.................................................       750       2,242       3,532
                                                               -------     -------     -------
  Numerator for diluted earnings per share..................   $58,028     $48,531     $47,871
                                                               =======     =======     =======
Denominator:
  Weighted-average shares -- denominator for basic earnings
     per share..............................................    39,891      37,382      36,497
  Convertible shares........................................       645       1,871       2,809
  Dilutive common stock equivalents, using treasury stock
     method.................................................     4,035       1,501       2,377
                                                               -------     -------     -------
  Denominator for diluted earnings per share................    44,571      40,754      41,683
                                                               =======     =======     =======
Basic earnings per share....................................   $  1.44     $  1.24     $  1.21
                                                               =======     =======     =======
Diluted earnings per share..................................   $  1.30     $  1.19     $  1.15
                                                               =======     =======     =======

NOTE 12. COMPREHENSIVE INCOME

     The Company has presented its comprehensive income in the Statement of Changes in Stockholders' Equity. The following are the components of accumulated other comprehensive loss:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
                                                                (IN THOUSANDS)
Unrealized gain (loss) on investments.......................  $  (478)   $    76
Accumulated translation adjustments.........................   (1,726)    (1,928)
                                                              -------    -------
          Total.............................................  $(2,204)   $(1,852)
                                                              =======    =======

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

NOTE 13. INCOME TAXES

     The provision for income taxes is as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1999       1998       1997
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Current:
  Federal.............................................  $27,254    $10,348    $14,336
  State...............................................    3,910      1,598      2,938
  Foreign.............................................    1,970      2,143      2,265
                                                        -------    -------    -------
          Total.......................................   33,134     14,089     19,539
Deferred:
  Federal.............................................   (6,591)     4,430      3,105
  State...............................................   (1,820)      (323)      (899)
  Foreign.............................................       --         --      1,150
                                                        -------    -------    -------
          Total.......................................   (8,411)     4,107      3,356
                                                        -------    -------    -------
Total.................................................  $24,723    $18,196    $22,895
                                                        =======    =======    =======

     The tax benefit associated with dispositions from employee stock plans reduced taxes currently payable by $28,938,000, $1,426,000 and $3,573,000 for 1999, 1998 and 1997, respectively.

     Income tax expense differs from the amount computed by applying the federal statutory income tax rate to income before taxes as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1999       1998       1997
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Tax expense computed at federal statutory rate........  $28,844    $21,228    $23,445
State income taxes, net of federal effect.............      (37)     1,329      1,248
Tax credits...........................................   (3,174)    (2,609)    (2,646)
Foreign operations taxed at different rates...........   (2,267)    (2,533)     1,068
Non-deductible expenses...............................      720        269        246
Other.................................................      637        512       (466)
                                                        -------    -------    -------
          Income tax expense..........................  $24,723    $18,196    $22,895
                                                        =======    =======    =======

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     The components of the net deferred tax asset as of December 31 were as follows:

                                                               1999       1998
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Accruals and reserves recognized in different periods.....  $12,687    $11,719
  Net operating loss carryforwards..........................       --        444
  Tax credit carryforwards..................................   12,731         --
  Deferred revenue..........................................       21      1,700
  Tax basis depreciation....................................    1,515         --
                                                              -------    -------
          Total.............................................   26,954     13,863
Valuation allowance.........................................       --       (444)
                                                              -------    -------
          Net...............................................   26,954     13,419
Deferred tax liabilities:
  Purchased technology......................................   (1,267)    (2,925)
  Unrepatriated foreign earnings............................  (10,756)    (3,974)
                                                              -------    -------
          Total.............................................  (12,023)    (6,899)
                                                              -------    -------
Net deferred tax assets.....................................  $14,931    $ 6,520
                                                              =======    =======

     At December 31, 1999, the Company has tax credit carryforwards of approximately $17 million expiring through 2006.

     U.S. income taxes were not provided on a cumulative total of approximately $20 million and $17 million of undistributed earnings from foreign subsidiaries for the years ending December 31, 1999 and 1998, respectively. The Company intends to reinvest these earnings indefinitely in foreign operations. It is not practicable to estimate the income tax liability that might be incurred upon the remittance of such earnings.

NOTE 14. EXTRAORDINARY ITEM

     During 1999, the Company repurchased $3.4 million of the Company's 5.875% subordinated convertible notes due in 2005 (the "notes") at 95.5% of the principal amount, with accrued interest to the date of repurchase, and recognized an extraordinary gain of $33,000, net of related income taxes of $23,000. During 1998, the Company repurchased $63.5 million of the face value of the notes at 88.4% of the principal amount, with accrued interest to the date of repurchase, and recognized an extraordinary gain of $3.5 million, or $0.09 per diluted share, net of related income taxes of $2.4 million.

NOTE 15. ROYALTIES

     The Company is required to pay royalties based on a percentage of the net sales of products developed under certain development agreements. Royalty expense was $2,105,000 in 1999, $587,000 in 1998 and $1,960,000 in 1997.

NOTE 16. SEGMENT INFORMATION, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

     Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker. By this definition, C-Cube has two operating segments: DiviCom, a wholly-owned subsidiary, and Semiconductor, a division of C-Cube Microsystems Inc. Each of these operating segments requires its own development and

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

marketing strategies and therefore has separate management teams. C-Cube acquired DiviCom in 1996 and retained the management team at that time. DiviCom develops and integrates products and systems that enable the transmission of digital video, audio and data over satellite, broadcast, cable and wireless networks. These products and services allow its customers to create "end-to-end" digital video systems. DiviCom's products include program encoders, multiplexers, control and automation products and integration services. C-Cube's semiconductor division provides powerful, highly integrated, standards-based digital video compression and decompression semiconductors. This technology has enabled the development of a significant number of new or enhanced applications in the consumer electronics and communications markets including VideoCD and DVD players, desktop video production systems, decoders for digital set-top boxes and broadcast and professional encoders.

     The Company evaluates performance and allocates resources based on profit or loss from operations before interest, income taxes and extraordinary items. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Revenues are shown net of elimination of inter-segment revenues. This presentation is consistent with the Company's internal presentation of financial information to management.

  Segment Profit and Assets

                                                            YEARS ENDED DECEMBER 31,
                                                         ------------------------------
                                                           1999       1998       1997
                                                         --------   --------   --------
                                                                 (IN THOUSANDS)
Revenues:
  Semiconductor........................................  $222,148   $209,082   $218,252
  DiviCom..............................................   185,500    142,715    118,760
                                                         --------   --------   --------
Consolidated net revenues..............................  $407,648   $351,797   $337,012
                                                         ========   ========   ========
Income from operations:
  Semiconductor........................................  $ 41,382   $ 33,113   $ 38,648
  DiviCom..............................................    30,572     23,302     30,095
                                                         --------   --------   --------
Consolidated income from operations....................  $ 71,954   $ 56,415   $ 68,743
                                                         ========   ========   ========
Segment assets:
  Semiconductor........................................  $397,335   $259,297   $233,959
  DiviCom..............................................    98,974     83,874     70,149
                                                         --------   --------   --------
Consolidated net assets................................  $496,309   $343,171   $304,108
                                                         ========   ========   ========
Interest expense:
  Semiconductor........................................  $  1,431   $  3,782   $  5,619
  DiviCom..............................................       131         --         --
                                                         --------   --------   --------
Consolidated interest expense..........................  $  1,562   $  3,782   $  5,619
                                                         ========   ========   ========
Interest income:
  Semiconductor........................................  $ 10,352   $  5,789   $  3,941
  DiviCom..............................................       964      1,852        718
                                                         --------   --------   --------
Consolidated interest income...........................  $ 11,316   $  7,641   $  4,659
                                                         ========   ========   ========

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                            YEARS ENDED DECEMBER 31,
                                                         ------------------------------
                                                           1999       1998       1997
                                                         --------   --------   --------
                                                                 (IN THOUSANDS)
Depreciation and amortization:
  Semiconductor........................................  $ 12,919   $ 19,138   $ 13,925
  DiviCom..............................................     5,768      3,439      3,471
                                                         --------   --------   --------
Consolidated depreciation and amortization.............  $ 18,687   $ 22,577   $ 17,396
                                                         ========   ========   ========
Capital expenditures:
  Semiconductor........................................  $ 13,462   $ 12,867   $  7,918
  DiviCom..............................................     9,559      7,170      5,654
                                                         --------   --------   --------
Consolidated capital expenditures......................  $ 23,021   $ 20,037   $ 13,572
                                                         ========   ========   ========

  Geographic Information

     Revenues are broken out geographically by the ship-to location of the customer.

                                               YEARS ENDED OR AS OF DECEMBER 31,
                              --------------------------------------------------------------------
                                      1999                    1998                    1997
                              --------------------    --------------------    --------------------
                                            NET                     NET                     NET
                              REVENUES    PROPERTY    REVENUES    PROPERTY    REVENUES    PROPERTY
                              --------    --------    --------    --------    --------    --------
                                                         (IN THOUSANDS)
North America...............  $163,545    $34,113     $132,513    $27,462     $119,575    $22,392
China.......................    83,531        127      120,348        155      123,100        122
Europe......................    69,416        956       42,441        629       31,464        174
Japan.......................    39,136        436       20,143        483       23,443        480
Other Asia..................    43,452        661       30,345        893       38,854        393
Rest of World...............     8,568         --        6,007         --          576         --
                              --------    -------     --------    -------     --------    -------
          Total.............  $407,648    $36,293     $351,797    $29,622     $337,012    $23,561
                              ========    =======     ========    =======     ========    =======

  Major Customers

     During 1999 and 1998, no customer accounted for 10% or more of the Company's consolidated revenues. During 1997, one customer of the Company's semiconductor segment accounted for $67.7 million of the Company's consolidated revenues.

NOTE 17. SUBSEQUENT EVENTS

     On February 10, 2000, C-Cube and Thomson Multimedia S.A. ("Thomson"), a French Societe Anonyme, entered into a Securities Purchase Agreement (the "Agreement") whereby C-Cube will issue to Thomson 474,747 shares of common stock and a warrant exercisable for up to 949,494 shares of common stock at a price of $19.78 per share. The warrant expires in 2007 and becomes exercisable upon Thomson's satisfaction of certain conditions, including design wins incorporating C-Cube's silicon, and milestones based on revenues generated from the sale of the Company's products to Thomson. The Agreement is subject to customary closing conditions, including the spin-off of the semiconductor business.

                                                                      1297-S1-00

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

                                                               AMOUNT
                                                               TO BE
                                                                PAID
                                                              --------
Registration Fee............................................  $316,800
NASD Fee....................................................     6,000
Nasdaq National Market Listing Fee..........................
Printing and Engraving......................................   300,000
Legal Fees and Expenses.....................................   400,000
Accounting Fees and Expenses................................   300,000
Blue Sky Fees and Expenses..................................     6,000
Transfer Agent Fees.........................................    20,000
Miscellaneous...............................................  $100,000
                                                              --------
  Total.....................................................
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care to the Company or its stockholders. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the certificate of incorporation of the Registrant provides, inter alia, that each person who is made a party or is threatened to be made a party to or otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, is authorized to be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee's heirs, executors and administrators; provided, however, that, except with respect to the proceedings brought by an indemnitee to enforce rights to indemnification (subject to certain restrictions and as more fully described in the Registrant's certificate of incorporation), the Company shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification conferred in the Registrant's certificate of incorporation includes the right to be paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition; provided, however, that, if and to the extent that the Delaware General Corporation Law requires, such an advancement of expenses incurred by an indemnitee in his or her capacity in which service was or is rendered by such indemnitee, including, without limitation, service with respect to an employee benefit plan, shall be made only upon delivery to the Company of an undertaking by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under the Company's certificate of incorporation or otherwise.

     The Registrant's policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. The indemnity agreements provide that directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors or executive officers of the Registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the Registrant. Pursuant to the indemnity agreements, the Company will not be obligated to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the Board of Directors or brought to enforce a right to indemnification under such indemnity agreement, the Company's certificate of incorporation, Bylaws or any statute or law, or as otherwise required under Section 145 of the Delaware General Corporation Law. Also under the indemnity agreements, the Company is not obligated to indemnify the indemnified party for (i) any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous, (ii) acts, omissions or transactions on the part of the indemnified party from which such party may not be relieved of liability under applicable law or (iii) expenses and the payment of profits arising from the purchase and sale by the indemnified party of securities in violation of Section 16(b) of the Exchange Act, or any similar or successor statute.

     The indemnification provisions in the certificate of incorporation and the indemnification agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities arising under the 1933 Act.

     Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following sets forth information regarding all securities sold by Semiconductor since its date of incorporation:

     In February 2000, Semiconductor entered into a securities purchase agreement with Thomson Multimedia S.A.. The securities purchase agreement provides that, for a purchase price of $19.78 per share of common stock, Thomson will receive 474,747 shares of Semiconductor's common stock and a warrant to purchase 949,494 shares of Semiconductor's common stock at an exercise price of $19.78. The warrant is fully-vested upon issuance and is exercisable approximately seven (7) years from the date of the agreement. Notwithstanding this provision, if Thomson attains certain milestones, the warrant will be accelerated and exercisable in part. All of the securities issued to Thomson pursuant to the agreement are restricted securities that have not been registered under the Securities Act and that have been acquired for investment purposes and not to resell.

     If Thomson wishes to dispose of 33% or more of the securities that it obtained pursuant to the agreement, Semiconductor will have the first right to repurchase the shares in whole or in part for cash at the amount specified in the transfer notice provided to Semiconductor by Thomson. If Semiconductor chooses not to exercise this right, Thomson is free to transfer the shares on terms not materially less favorable than those offered by Semiconductor to the potential purchaser. Transfers to qualified institutional buyers are exempt from this right of first refusal.

     The foregoing transaction did not involve any underwriters, underwriting discounts or commissions, or any public offering, and we believe that the transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and Regulation D promulgated thereunder. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access to information about the Company.

ITEM 16. EXHIBITS AND FINANCIAL SCHEDULES

(a) EXHIBITS


                              EXHIBIT DESCRIPTION
                              -------------------
 3.1*     Certificate of Incorporation of C-Cube Semiconductor Inc.
 3.2*     Bylaws of C-Cube Semiconductor Inc.
 5.1      Form of Legal Opinion
 8.1      Form of Tax Opinion
10.1      Form of Separation and Distribution Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
10.2      Form of Tax Sharing Agreement between C-Cube Microsystems
          Inc. and C-Cube Semiconductor Inc.
10.3      Form of Assignment and Assumption Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
10.4      Form of Indemnification and Insurance Matters Agreement
          between C-Cube Microsystems Inc. and C-Cube Semiconductor
          Inc.
10.5      Form of Transitional Services Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
10.6*     Form of Officers' and Directors' Indemnification Agreement.
10.7*     Securities Purchase Agreement by and between C-Cube
          Semiconductor Inc. and Thomson Multimedia S.A. dated as of
          February 11, 2000.
10.8*+    Form of Warrant for Thomson Multimedia S.A.
21.1      List of Subsidiaries
23.1      Form of Accountant's Consent
24.1**    Power of Attorney (see page II-5)


------------------------

* Previously filed as an exhibit to Semiconductor's Registration Statement on Form 10.

** Previously filed as an exhibit to Semiconductor's Registration Statement on Form S-1.


+ Confidential treatment.

(b) FINANCIAL STATEMENT SCHEDULES

Independent Auditors' Report                                                 S-1

Valuation and Qualifying Accounts and Reserves                               S-2

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on the 22nd day of March, 2000.



                                          C-CUBE SEMICONDUCTOR INC.



                                          By:       /s/ UMESH PADVAL

                                            ------------------------------------

                                                        Umesh Padval

                                             President, Chief Executive Officer
                                                         and Director

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


          SIGNATURES                                     TITLE                               DATE
          ----------                                     -----                               ----
       /s/ UMESH PADVAL           President and Chief Executive Officer and Director    March 22, 2000
-------------------------------              (Principal Executive Officer)
         Umesh Padval

*                                         Chairman of the Board of Directors            March 22, 2000
-------------------------------
Donald T. Valentine

  /s/ ALEXANDRE A. BALKANSKI                           Director                         March 22, 2000
-------------------------------
    Alexandre A. Balkanski

*                                                      Director                         March 22, 2000
-------------------------------
T. J. Rodgers

*                                                      Director                         March 22, 2000
-------------------------------
Donald McKinney

*                                                      Director                         March 22, 2000
-------------------------------
Baryn S. Futa

*                                                      Director                         March 22, 2000
-------------------------------
Gregorio Reyes

     *By: /s/ ALEXANDRE A.
           BALKANSKI
-------------------------------
    Alexandre A. Balkanski
       Attorney-in-Fact

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of C-Cube Microsystems Inc.:

     We have audited the consolidated financial statements of C-Cube Microsystems Inc. as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated January 20, 2000 (February 10, 2000, as to Note 17). Our audits also included the consolidated financial statement schedule of C-Cube Microsystems Inc., listed in the Index at Item 14(a)(2). This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP
---------------------------------------------
DELOITTE & TOUCHE LLP

San Jose, California
January 20, 2000

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                            ADDITIONS
                                                     ------------------------
                                       BALANCE AT    CHARGED TO    CHARGED TO    DEDUCTIONS     BALANCE
                                       BEGINNING     COSTS AND       OTHER          FROM        AT END
                                       OF PERIOD      EXPENSES      ACCOUNTS      RESERVES     OF PERIOD
                                       ----------    ----------    ----------    ----------    ---------
                                                                (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1999:
  Sales returns allowance............   $13,124       $ 2,439       $    --        $8,798       $ 6,765
  Allowance for doubtful accounts....     3,910           300            --            --         4,210
  Warranty...........................     1,558            97            --           348         1,307

YEAR ENDED DECEMBER 31, 1998:
  Sales returns allowance............   $ 6,740       $12,553       $    --        $6,169       $13,124
  Allowance for doubtful accounts....     3,435           479            --             4         3,910
  Warranty...........................     1,573           316            --           331         1,558

YEAR ENDED DECEMBER 31, 1997:
  Sales returns allowance............   $11,529       $ 3,297       $    --        $8,086       $ 6,740
  Allowance for doubtful accounts....     2,563         1,010            --           138         3,435
  Warranty...........................     1,859           547            --           833         1,573

                                 EXHIBIT INDEX


                              EXHIBIT DESCRIPTION
                              -------------------
 3.1*     Certificate of Incorporation of C-Cube Semiconductor Inc.
 3.2*     Bylaws of C-Cube Semiconductor Inc.
  5.1     Form of Legal Opinion
  8.1     Form of Tax Opinion
 10.1     Form of Separation and Distribution Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
 10.2     Form of Tax Sharing Agreement between C-Cube Microsystems
          Inc. and C-Cube Semiconductor Inc.
 10.3     Form of Assignment and Assumption Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
 10.4     Form of Indemnification and Insurance Matters Agreement
          between C-Cube Microsystems Inc. and C-Cube Semiconductor
          Inc.
 10.5     Form of Transitional Services Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
10.6*     Form of Officers' and Directors' Indemnification Agreement.
10.7*     Securities Purchase Agreement by and between C-Cube
          Semiconductor Inc. and Thomson Multimedia S.A. dated as of
          February 11, 2000.
10.8*+    Form of Warrant for Thomson Multimedia S.A.
 21.1     List of Subsidiaries
 23.1     Independent Auditors' Consent
24.1**    Power of Attorney (see page II-5)


------------------------

* Previously filed as an exhibit to Semiconductor's Registration Statement on Form 10.

** Previously filed as an exhibit to Semiconductor's Registration Statement on Form S-1.

+ Confidential treatment.